7/16

07025284

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hornbach-Baumarkt-AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
B
THOMSON FINANCIAL

FILE NO. 82- 03729

FISCAL YEAR 2-28-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 7/12/07



Annual Report

HORNBACH-BAUMARKT-AG GROUP

2006|2007

HORNBACH

Es gibt immer was zu tun.

Consolidated Balance Sheet Structure
€ million


ASSETS
1,286
1,331
1,331
1,286
EQUITY AND LIABILITIES
Cash and cash equivalents
72/103
Inventories, accounts receivable
and other assets
584/395
Non-current assets
629/643
Current liabilities
320/394
Non-current liabilities
531/477
Shareholders' equity
471/415
2.28.2006
2.28.2007
2.28.2007
2.28.2006
(Rounded up to nearest € million)

Earnings before interest, taxes, depreciation and amortization (EBITDA)


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03
03
04
04
05
05
06
06
07
Financial year
0
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120
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180
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Earnings before taxes


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Key Group, Financial and Operating Information

Amounts shown in € million, unless otherwise stated	Change in 2006/2007 financial year on previous year	2006/2007	2005/2006	IFRS 2004/2005	2003/2004	2002/2003	2001/2002	2000/2001	HGB 1999/2000	1998/1999	1997/1998
Sales and earnings figures [1]											
Net sales	7.1 %	2,392	2,234	2,094	1,923	1,628	1,439	1,314	1,190	1,046	961
of which in other European countries	9.4 %	862	788	688	611	424	317	266	213	140	68
Sales growth as % of net sales		7.1	6.7	8.9	18.2	13.1	9.5	10.5	13.7	8.9	15.1
EBITDA [3]	17.4 %	160	137	152	127	103	118	114	106	95	112
as % of net sales		6.7	6.1	7.3	6.6	6.4	8.2	8.7	8.9	9.1	11.7
EBIT [2]	36.9 %	96	70	91	65	46	65	64	55	48	68
as % of net sales		4.0	3.1	4.3	3.4	2.8	4.5	4.2	4.0	4.0	6.2
Earnings before taxes and extraordinary result	67.2 %	73	44	68	44	25	46	42	36	33	52
as % of net sales		3.0	1.9	3.2	2.3	1.6	3.2	3.2	3.0	3.1	5.4
Net income for the year	143.1 %	61	25	43	28	14	30	23	15	31	33
as % of net sales		2.5	1.1	2.1	1.5	0.9	2.1	1.8	1.3	2.9	3.5
Gross margin as % of net sales		36.0	35.7	36.4	35.7	35.3	36.4	36.2	36.4	37.4	38.0
Store expenses as % of net sales [4]		29.0	29.5	28.8	28.6	28.9	29.1	28.5	28.9	29.3	28.2
Costs of central administration as % of net sales [4]		3.9	4.1	3.9	3.7	4.0	4.1	3.8	3.7	4.2	3.6
Pre-opening expenses as % of net sales [4]		0.2	0.5	0.5	0.6	1.1	0.6	0.7	1.0	1.2	1.2
Cash flow figures											
Cash flow from operating activities	1099.4 %	197	16	124	46	36	62	62	29	41	82
Payments for capital expenditure	-39.3 %	88	144	92	71	129	113	78	115	127	140
Proceeds from divestments		40	96	23	39	2	82	2	2	122	5
Earnings potential [5]	638.8 %	202	27	134	57	55	71	71	41	54	94
Earnings potential as % of net sales		8.4	1.2	6.4	3.0	3.4	4.9	5.4	3.5	5.1	9.7
Dividend payments	2.0 %	13.5	13.2	13.1	13.1	13.1	13.1	13.0	13.0	13.0	13.0
Balance sheet and financial figures											
Total assets	3.5 %	1,331	1,286	1,274	1,162	1,093	1,020	840	789	698	671
Non-current assets	0.7 %	616	612	635	638	664	589	465	480	420	377
Inventories	-10.1 %	446	496	426	425	363	323	278	262	208	178
Cash and cash equivalents	166.4 %	193	72	143	49	23	50	30	30	49	17
Shareholders' equity	13.4 %	471	415	399	363	350	350	261	250	247	230
Shareholders' equity as % of total assets		35.4	32.3	31.3	31.3	32.0	34.3	31.0	31.7	35.5	34.3
Return on shareholders' equity as % of net income for the year		13.7	6.1	11.4	7.9	4.1	8.6	8.3	6.9	5.2	10.5
Net working capital	-24.9 %	306	407	317	306	240	232	221	176	134	181
Additions to non-current assets	-38.1 %	87	140	88	73	140	110	77	115	127	140
Inventory turnover frequency per year		3.3	3.1	3.1	3.1	3.1	3.0	3.2	3.2	3.4	3.7
Retail store data											
Number of stores		120	124	117	110	102	91	82	78	70	65
of which: in Germany		89	92	88	83	78	75	70	67	62	62
in other countries		31	32	29	27	24	16	12	11	8	3
Like-for-like sales growth in %		4.0	0.5	1.5	5.2	1.5	1.4	2.5	3.2	-3.0	-1.4
Sales area in m² (based on BHB)	-0.9 %	1,307,572	1,319,484	1,198,209	1,115,900	1,014,685	887,427	791,429	733,267	637,231	552,856
Weighted average net sales per m² in €	4.6 %	1,833	1,753	1,796	1,804	1,699	1,705	1,729	1,745	1,746	1,829
Average store size in m²	2.4 %	10,896	10,641	10,241	10,145	9,948	9,752	9,652	9,401	9,103	8,505
Weighted average sales per store		19.9	18.7	18.4	18.3	16.9	16.6	16.7	16.4	15.9	15.6
Other information											
Employees – annual average – converted into full-time equivalents	0.4 %	10,091	10,046	9,407	8,499	7,464	6,733	6,122	5,494	4,926	4,529
Sales per employee in € 000s	6.6 %	237	222	223	226	218	213	215	217	212	212
Number of shares		15,506,120	15,200,320	15,097,830	15,011,500	15,011,500	15,011,500	15,011,500	15,011,500	15,011,500	15,000,000
Earnings per share in € [6]	140.9 %	3.95	1.64	2.88	1.86	0.96	1.99	1.42	1.15	0.83	1.54

[1] Starting in the 2003/2004 financial year: other taxes (e.g. property tax) have been included under operating expenses
[2] Earnings before interest and taxes; starting in the 2003/2004 financial year: including other taxes
[3] Earnings before interest, taxes, depreciation and amortization; starting in the 2003/2004 financial year: including other taxes
[4] Starting in the 2003/2004 financial year: excluding interest
[5] Cash flow from operating activities, plus pre-opening expenses
[6] Prior to the 2001/2002 financial year: earnings based on DVFA/SG

CONTENTS

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Annual Report

HORNBACH-BAUMARKT-AG GROUP

2006|2007







Company Profile

Company Profile

The HORNBACH Group is characterized by its ability to respond to the challenges of trading in DIY, home improvement and garden products, and to set new standards in the process.

Since 1877, five generations of the HORNBACH family have been active in almost all areas of the construction sector – in the building trade, as manufacturers of prefabricated components and since 1900 as builders' merchants.



As one of the pioneers in Germany and Europe, HORNBACH opened its first DIY store in 1968 and combined it with a garden center – at its time unique in Europe. This combination has since developed to become a European standard in the DIY sector today.

In the second half of the 80s, and especially since 1990, HORNBACH has added a new dimension to the market with its concept of large DIY and home improvement megastores with garden centers. Today, an impressively presented range of around 50,000 top quality DIY and gardening articles is available to DIY customers in spacious stores and at permanently low prices. Well-trained, service-oriented employees make project customers the focus of their activities. At the balance sheet reporting date on February 28, 2007, HORNBACH-Baumarkt-AG operated 120 DIY megastores with garden centers across Europe with total sales areas of around 1.3 million square meters.

The consistent implementation of the company's concept, coupled with the high expectations it places in the quality of its locations, its stores, its product range and employees, have facilitated the dynamic growth witnessed by the company in recent years and form the basis for further expansion. With an average sales area of around 11,000 m² per store, HORNBACH has underlined its unique position in the DIY megastore with garden center segment and also has the highest level of sales area productivity of any of the leading DIY companies in Germany. The consolidated (net) sales of HORNBACH-Baumarkt-AG amounted to € 2,392 million in the 2006/2007 financial year.

Following the company's successful entry into the Austrian market in August 1996, it has consistently pressed ahead with its expansion into neighboring European countries. Stores have subsequently been opened in the Netherlands, Luxembourg and the Czech Republic. The company's international growth has been maintained with its expansion to Switzerland, Sweden and Slovakia. The entry into the Rumanian market is due to follow in the summer of 2007. As of February 28, 2007, the company was operating a total of 31 DIY megastores with garden centers outside Germany, which accounted for around 36 % of consolidated sales in the 2006/2007 financial year. Its international share of sales will continue to grow in future. However, the Group will also continue to pursue growth opportunities in Germany.

HORNBACH-Baumarkt-AG is a publicly listed stock corporation. The ordinary shares in the company (ISIN DE0006084403) are listed on the German stock exchange and have been admitted to the subsection of the official market involving additional admissions obligations (the "Prime Standard"). Of approximately 15.5 million ordinary shares in the company, 78.4 % are held by HORNBACH HOLDING AG, while 16.3 % are owned by independent shareholders. The British retail group Kingfisher plc owned around 5.3 % of the shares at the reporting date.

Sales Performance of the HORNBACH-Baumarkt-AG Group



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To Our Shareholders

Dear Shareholders,

HORNBACH, one of Europe's largest DIY chains and the fourth-largest DIY player in Germany, can look back on a successful year. Here are the most important figures, which you will also find explained in greater detail within this report:

- Consolidated net sales rose by 7.1 % at HORNBACH-Baumarkt-AG to reach € 2.392 billion. Like-for-like sales improved by 4.0 % across the Group, with growth of 2.3 % in Germany and 7.2 % at the international stores.
- Our DIY megastores with garden centers generated average net sales of around € 20 million. With average sales of € 1,833 per square meter, HORNBACH generated the highest net surface productivity of any of the leading German DIY players.
- The company's market share in Germany grew from 7.7 % in the 2005 calendar year to 8.1 % in 2006.
- The operating earnings (EBIT) of the HORNBACH-Baumarkt-AG Group increased by 36.9 % to € 96.1 million. At € 3.95, earnings per share were considerably more than double the previous year's figure.
- The number of individuals in permanent employment across the Group rose by 158 to 11,577. We increased our training quota in Germany, which was already above average in the past, from 8.0 % to 8.8 %.

Project store concept reveals its strengths

With its long-term perspective, our concept provided particularly impressive evidence of its potential in the past financial year. Our concept is tailored to the needs of people who intend to roll up their sleeves and tackle large-scale projects in their houses, flats, and gardens. These are the customers we focus on – project customers. They come to us because our DIY megastores with garden centers, with the competence of their product ranges and service offerings, are well-nigh predestined for DIY and renovation projects. We were early to focus on those areas which harbor promising growth potential for our company in the longer term. Of greatest significance for the DIY retail business in this respect is the modernization and renovation of existing buildings. If it is recalled that more than 80 % of houses in Germany were built more than 20 years ago and that three quarters of rented flats are more than 30 years old, then it is possible to imagine the dimensions of the impact which the modernization and renovation market will have on demand at DIY stores and garden centers in the longer term. Given the rise in energy costs and climate protection, there will also be an ongoing increase in consumer demand for energy-saving projects (catchword: Building Energy Pass). I am convinced that we are already superbly positioned in this high-growth market and that we have succeeded in differentiating ourselves from the competition. In the past, we successfully launched complex projects, such as façade insulation and the replacement of central heating boilers, as "project shows" at our stores. The competence of specialist advice and selection of the right product ranges for customers played a key role in this respect. These activities are being extended further.

Since summer 2006, our DIY megastores with garden centers have witnessed an outright "stampede", with unprecedented levels of demand for products relating to shell construction and larger-scale conversion and extension projects, such as roof extensions or bathroom renovations, as well as for heating and air conditioning equipment. This was not only the case at our locations in Germany – our stores in seven other European countries also managed to further increase their already high level of sales and earnings in the past year.

Macroeconomic developments and the highly favorable weather conditions of late have provided a welcome tailwind in this respect. The German economy is now performing more positively than at any time in the recent past, with a booming domestic economy as well as export sector. People in Germany have begun to have confidence in the positive development of the economy. There has been a tangible reduction in unemployment. Having grown by 2.7 % in the past year, the German economy is forecast to show similarly high levels of growth in 2007 and 2008 – in spite of the increase in sales tax at the beginning of the year. Not only that, the mild winter followed by summer temperatures in spring 2007 meant that there was no interruption in demand in the construction sector. However, none of these factors represent the main reason for our performance in the 2006/2007 financial year.

Record level of like-for-like sales

It is apparent from the figures presented in this annual report that it is our concept which is responsible for the economic success of the HORNBACH Group. In the past financial year, we significantly increased the sales of our stores from quarter to quarter. In particular, we achieved record levels of like-for-like sales growth in the third and fourth quarters of 2006/2007. Without doubt, the rise in sales tax led to a certain volume of purchases being brought forward. After all, project-related purchases tend to involve a higher level of customer receipts than that generated at other players in the sector. However, the inherent strength of HORNBACH's concept is underlined by the fact that we outperformed our sector and major competitors by a considerable margin, coupled with the fact that our like-to-like sales growth in other countries, especially in the second half of the year, was even more impressive than that reported in Germany.

In my opinion, our superb results for the past financial year were also attributable to one other factor. There is hardly any other retail company which published its approach to the increase in sales tax as clearly and unambiguously as did HORNBACH. We communicated in interviews and via our website in July 2006 already that HORNBACH would keep its prices stable up to the tax increase on January 1, 2007. On the day itself, we then simply factored the higher tax rate into our price calculations. Apart from HORNBACH and IKEA, we are not aware of any other retailer who adopted this strategy.

This approach merely represents the consistent extension of our longstanding pricing strategy, which is based on absolute transparency, continuity and reliability. HORNBACH benefited to an extraordinary extent from its honest pricing policy in the context of the sales tax increase. We did very good business both in the months preceding and in the months following the tax increase. This success makes it clear that the trust placed in pricing policies is one of customers' key criteria when selecting their DIY megastore and garden center.

Our large-scale project-driven store concept and our permanent low price strategy – these were the two chief reasons underlying our extraordinarily successful performance in the past 2006/2007 financial year and enabling us to extend our head start over the competition.

HORNBACH's DIY Market Share in Germany
(market share in %)


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Numerous industry awards

The unique position of the HORNBACH Group in the DIY sector is documented not only by its pleasing business figures, but also by numerous awards. Here are a few examples:

- The Association of German Retailers (HDE) awarded the German Retail Prize "Management Achievement of the Year 2006" to HORNBACH in October.
- As in the previous year already, our company came out on top in the renowned "Kundenmonitor Deutschland 2006" consumer survey. HORNBACH was awarded the best marks for overall customer satisfaction, as well as in the individual categories of selection and variety of product range, product quality, service quality, and value for money.
- HORNBACH's advertising campaigns once again received a multitude of international and national awards, including the German advertising Oscar, the "Golden Nail" of the Art Directors Club (ADC). Our TV commercials and print adverts are intended to arouse consumers' passion for home improvement and to motivate customers to tackle larger-scale projects in their houses, flats, and gardens.

In the current financial year we aim to build on the pleasing results in the period under report. We have set ourselves ambitious targets and are making painstaking efforts to achieve ongoing improvements in our customer focus. Not only that, we are also making substantial investments in the future. Although delays in the granting of building permits meant that it was not possible to open any new stores in 2006/2007, the current and coming financial year will witness a total of up to 13 new store openings, of which up to eleven will be located outside Germany. In June, we will be celebrating our entry into the Rumanian market with the opening of our first store in Bucharest. This will mark the eighth country in which we operate outside Germany. Moreover, following extensive optimizations, we will be rolling out the SAP merchandise system to the stores. Together with the higher level of pre-opening expenses compared with the previous year, this will squeeze our earnings performance in 2007/2008. However, if we look at the operating earnings power of the existing stores and leave the one-off items to one side, then we expect earnings to develop positively in the current financial year as well.

I would like to thank our shareholders for placing their trust in our business model. With this annual report, we aim to demonstrate that our success does not simply arise of its own accord but rather has to be shaped in detail by the efforts of around 12,000 employees across the Group. I would therefore also like to express my gratitude to the entire workforce – for channeling their energies every day into advancing the HORNBACH model with a great deal of commitment, customer focus, ideas, hard work and no little idealism.

Steffen Hornbach
Chairman of the Board of Management





The HORNBACH-Baumarkt-AG Share

The HORNBACH-Baumarkt-AG Share

Share price performance: March 1, 2006 to February 28, 2007



Index (100 = base March 1, 2006)
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March 2006
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Jan 2007
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HORNBACH-Baumarkt-AG (Xetra)
SDAX
MDAX
DAX

In 2006, the stock markets latched seamlessly onto the superb performance seen in the previous year. The upward trend on global stock exchanges came to a halt in May due to the substantial rise in crude oil prices in the preceding months and to concerns regarding interest rate rises. However, the subsequent period of correction, which led to highly volatile movements in share prices on the large capital markets, did not last for long. The rise in share prices in the second half of 2006 was a reflection of strong company earnings figures, lively merger and acquisitions activities, and favorable economic developments in Germany and Europe. Moreover, the US economy proved to be in more robust state than had widely been expected.

Following its annual low of just under 5,300 points (June 13, 2006), the German Stock Index (DAX) rose consistently, breaking through the 7,000 points barrier on February 26, 2007 – a level last achieved in 2000. During the reporting period from March 1, 2006 to February 28, 2007, the DAX rose by 14.5 %, before turbulence on the Asian stock exchanges and reports of a US mortgage crisis triggered a period of increasing jitters at international financial centers.

HORNBACH-Baumarkt share outperforms DAX & Co.

The share of HORNBACH-Baumarkt-AG (ISIN DE0006084403) outperformed the overall market by a considerable margin in the 2006/2007 financial year. With an increase of 28.0 %, our share topped the performances reported for the DAX (plus 14.5 %), MDAX (plus 15.3 %), and SDAX (18.4 %). The share witnessed a racing start in the first six trading weeks of the reporting period, with above-average levels of demand. However, having peaked more than 30 % above its value on March 1 (€ 36.35), the Baumarkt share was unable to maintain these initial gains. The decline in the share price was accompanied by wintry weather conditions, in some cases extreme, which impeded the DIY business across large parts of Europe well into April. The correction on the stock markets in the months of May and June also did not fail to leave its mark on our share. The placement of larger-scale parcels of shares as a result of share options being exercised within the framework of our share option programs in June and July also exerted slight pressure on the performance of our share.

On August 15, 2006, the HORNBACH-Baumarkt share reached its annual low of € 32.10 in Xetra trading. After this, the share rapidly regained ground. The performance of the share was subsequently boosted by positive reports on the course of business and the marked pick-up in the sales performance of our DIY megastores with garden centers in the second half of the reporting period. Not only that, investors began to pay greater attention to those consumer stocks with the potential to benefit from the effect of purchases being brought forward in advance of the sales tax increased scheduled to take effect in Germany in January 2007. With its concept, tailored as it is to larger-scale renovation and construction projects, HORNBACH received increased attention from investors. Moreover, the ongoing economic upturn, which also benefited the German construction industry for the first time in many years, also provided investors with a positive impression of our future business prospects.

Following a brief pause to catch breath at the end of December, our share headed for its annual high, which was recorded at € 50.29 (Xetra) on February 1, 2007, its highest price for 13 years. Following profit taking, the stock concluded the financial year (February 28, 2007) at € 46.51 and thus 28.0 % higher than on March 1, 2006.

Improved liquidity on the stock market

The 2006/2007 financial year saw a marked increase in the daily average number of HORNBACH-Baumarkt shares traded on the stock exchange. An average of more than 1,500 shares was traded per day in Xetra trading, equivalent to an increase of almost 20 % on the previous year. Daily floor trading volumes at the Frankfurt Stock Exchange even rose by 66 % to more than 600 shares. This was attributable on the one hand to the further increase in awareness of our Group and to international investors stepping up their search for attractive consumer stocks. On the other hand, the share's liquidity was further boosted by the issue of new shares within the framework of our share option programs. Thanks to the pleasing performance of the share, subscription rights relating to the 1997 and 1999 share option plans at HORNBACH-Baumarkt-AG were exercised during the 2006/2007 financial year. This resulted in the creation of a total of 305,800 new shares, leading the number of non-par ordinary shares to increase from 15,200,320 to 15,506,120.

Key Figures for the HORNBACH-Baumarkt-AG Share (IFRS)		**2006/2007**	**2005/2006**
Nominal value of share	€	3.00	3.00
Dividend	€	0.87	0.87
Basic IFRS earnings per share	€	3.95	1.64
Total dividend payment	€ 000s	13,490	13,224
Shareholders' equity per share	€	30.36	27.32
Market capitalization*	€ 000s	721,190	554,812
Share price (Xetra)*	€	46.51	36.50
12-month high	€	50.29	39.14
12-month low	€	32.10	28.20
Shares issued		15,506,120	15,200,320
Price/earnings ratio*		11.8	22.3

* at the end of the financial year (the last day in February)

Our investor relations activities once again provided shareholders, analysts, the financial media, and the general public with prompt information on the performance of HORNBACH-Baumarkt-AG in the past financial year. All quarterly reports, annual reports, press releases, and additional financial information were published on the internet communications platform of the HORNBACH Group (www.hornbach-group.com), where we have pooled all of our information and services for shareholders and press representatives. This separate site for corporate communications thus complements the product-related and marketing content available at HORNBACH's internet site at www.hornbach.com.

The annual general meeting, the annual results press conference, analysts' conferences, and meetings with investors in Germany and abroad gave HORNBACH the opportunity to maintain its dialog with the capital markets. Moreover, we also draw on personal contacts with the media in order to present the objectives and strategy of our company within the framework of interviews. We achieved a further substantial increase in our presence in the most important financial media in the past financial year. In doing so, we outlined the specific details of our concept, our market position, and the further growth prospects for the Group, as well as our current performance figures.

In the focus of value investors

With its DIY megastores with garden centers across Europe and its concept tailored to project customers, HORNBACH has a clear focus on organic growth. Its concept has proven to be successful on an international basis. Our share is particularly interesting for value investors with a long-term perspective. These investors see sustainable growth potential for HORNBACH, particularly in view of the opportunity profile set out in greater detail in the management report.

The share of HORNBACH-Baumarkt-AG (ISIN DE0006084403) represents a solid long-term investment with a high intrinsic value and a stable dividend. Of around 15.5 million ordinary shares in HORNBACH-Baumarkt- AG, 78.4 % were held by its parent company, HORNBACH HOLDING AG, at the reporting date on February 28, 2007 (2005/2006: 79.4 %), while 16.3 % (2005/2006: 15.2 %) were owned by independent shareholders. The British retail group Kingfisher plc, with which HORNBACH entered a strategic alliance at the end of 2001, holds 5.3 % of the shares. In line with the index system of the German stock exchange, HORNBACH-Baumarkt-AG is admitted for trading in the Prime Standard (a subsection of the official market involving additional admissions requirements). The company's listing in the Prime Standard obliges it to meet a high level of transparency standards.

Type of share	Bearer shares (individual ordinary shares)
Stock exchanges	Frankfurt, Xetra
Market segment	Prime Standard
Security identification numbers	ISIN DE0006084403 WKN 608440
Stock market code	HBM
Bloomberg	HBM GR
Reuters (Xetra)	HBMG.DE

Financial Calendar for 2007

May 24, 2007	Annual Results Press Conference 2006/2007 and Publication of Annual Report DVFA Analysts' Conference
June 28, 2007	Interim Report as of May 31, 2007
July 12, 2007	Annual General Meeting
September 27, 2007	Interim Report as of August 31, 2007
December 20, 2007	Interim Report as of November 30, 2007

Contact:

Axel Müller, Investor Relations
Telephone (+49) 0 63 48/60 - 24 44
Telefax (+49) 0 63 48/60 - 42 99
invest@hornbach.com
Internet: www.hornbach-group.com

Corporate Governance

Background

High-quality and responsible corporate governance are accorded high priority at HORNBACH-Baumarkt-AG. The German Corporate Governance Code incorporates the principal legal requirements in respect of the management and supervision of German publicly listed stock corporations and contains nationally and internationally recognized standards of good and responsible corporate management. HORNBACH-Baumarkt-AG is in compliance with the amended version of the Code published in June 2006, with the following exceptions: the setting of an age limit for members of the Supervisory Board, the disclosure of the compensation of members of the Board of Management and the Supervisory Board on an individual basis and the setting of parameters of comparison for the share option plan.

At their meeting on November 28, 2006, the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG submitted their statement in respect of the recommendations of the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (AktG) and made this statement available to shareholders on the company's homepage. The complete statement can be found starting on Page 24 of this report.

The Supervisory Board

The Supervisory Board of HORNBACH-Baumarkt-AG consists of 12 members and, in line with the German Codetermination Act (MitBestimmG), includes equal numbers of shareholder and employee representatives. In the event of a parity of votes in the Supervisory Board, the Chairman of the Supervisory Board has the decisive vote in the second round, should renewed voting also produce a parity. The Supervisory Board monitors the management of the company and accompanies the Board of Management in an advisory capacity. It appoints the members of the Board of Management, dismisses them and is responsible for the conclusion, amendment and termination of employment contracts with members of the Board of Management. Any measures proposed by the Board of Management which could have a fundamental impact on the net asset, financial or earnings situation of the company require the prior consent of the Supervisory Board. The Code of Procedure for the Supervisory Board contains a catalog of the transactions and measures requiring consent. The Supervisory Board may at any time resolve to extend or reduce the list of such transactions.

The members of the Supervisory Board are exclusively obliged to safeguard the interests of the company. They are not dependent on any assignments or instructions. They may not pursue any personal interests when making decisions, neither may they exploit business opportunities available to the company for their personal benefit. The members of the Supervisory Board are obliged to disclose any conflicts of interest to the Chairman of the Supervisory Board, especially any conflicts of interest arising due to their fulfilling any advisory, executive or supervisory role at customers, suppliers, lenders or other business partners of the company. Any conflicts of interest in relation to a member of the Supervisory Board which are substantial and not merely temporary shall result in a termination of the respective Supervisory Board mandate. No conflicts of interests arose during the year under report. Advisory agreements and other service or work contracts to be concluded between a member of the Supervisory Board and the company require the prior consent of the Supervisory Board. The Supervisory Board has established the following committees:

- Mediation Committee
- Personnel Committee
- Audit Committee

The members of the respective committees are listed on Page 70 of this report.

The Board of Management

The Board of Management of HORNBACH-Baumarkt-AG has a Chairman and consisted of five members until March 31, 2006. One member of the Board of Management retired from his position as of March 31, 2006. In the period from April 1, 2006 until November 30, 2006, the Board of Management consisted of four members. Since December 1, 2006, the Board of Management has once again consisted of five members. The Board of Management of HORNBACH-Baumarkt-AG has a self-imposed Code of Procedure. Its members are jointly responsible for the management of the company's business. The Board of Management provides timely and comprehensive information to the Supervisory Board on a regular basis. This information includes all questions of relevance to the company in respect of its corporate strategy, planning, business development, financial and earnings position, risk situation and risk management. Furthermore, it presents the group investment, financial and earnings budgets to the Supervisory Board both for the forthcoming financial year and for the medium term (five years). The Chairman of the Board of Management provides immediate report to the Chairman of the Supervisory Board of any significant events which are of material relevance for any assessment of the situation and development of the company, as well as of its management. Transactions and measures requiring the consent of the Supervisory Board are presented to the Supervisory Board in good time. Members of the Board of Management are obliged to disclose any conflicts of interest to the Supervisory Board without delay and to inform the other members of the Board of Management of such conflicts. Members of the Board of Management may only pursue secondary occupations, in particular Supervisory Board mandates outside the Group, with the consent of the Chairman of the Supervisory Board.



The Annual General Meeting

The shareholders of HORNBACH-Baumarkt-AG exercise their rights, including their voting rights, at the annual general meeting. They are informed at regular intervals of all significant dates by means of the financial calendar published in the annual report, in the quarterly reports and on the homepage of the company. The annual general meeting is generally chaired by the Supervisory Board Chairman.

Accounting and Auditing

The financial statements of the HORNBACH-Baumarkt-AG Group are compiled in accordance with International Financial Reporting Standards (IFRS). The separate financial statements of HORNBACH-Baumarkt-AG are compiled in accordance with the German Commercial Code (HGB). In line with legal requirements, the auditor is elected by the annual general meeting. The Audit Committee prepares the Supervisory Board proposal to the annual general meeting with regard to the auditor to be elected. HORNBACH-Baumarkt-AG has a risk management system which is continuously developed and updated to account for any changes in underlying conditions. The functionality of the risk management system is reviewed by the auditors.



Transparency

The company's shareholders, all capital market participants, financial analysts, investors, shareholder associations and the media are provided with up-to-date information at regular intervals on the situation of the company and any material alterations in its business situation. The internet constitutes the principal means of communication for such information. All individuals active on behalf of the company and who thereby have access to insider information are informed of their obligations with regard to insider law.

The situation and results of HORNBACH-Baumarkt-AG are reported by means of:

- Quarterly reports
- The annual report
- The annual results press conference
- Telephone conferences with international financial analysts and investors
- Events with financial analysts and investors in Germany and abroad.

The dates of relevance to the company's regular financial reporting activities have been summarized in the financial calendar published on the internet communications platform of the HORNBACH Group at www.hornbach-group.com. In addition to these regular reporting activities, any facts arising at HORNBACH-Baumarkt-AG which are not publicly known and which are likely to have a significant influence on the price of the company's share are published in the form of ad-hoc announcements.

Directors' Dealings

The members of the Board of Management and of the Supervisory Board of HORNBACH-Baumarkt-AG, as well as individuals closely related to such members, are required by Section 15a of the German Securities Trading Act (WpHG) and by Point 6.6 of the German Corporate Governance Code to disclose any transactions involving shares in the company or financial instruments based on such shares.

During the year under report, the company was not notified of any transactions undertaken by persons in management positions or by individuals closely related to such persons pursuant to Section 15a of the German Securities Trading Act (WpHG) (Directors' Dealings).

Compensation Report

Reference is made to the separate compensation report within the group management report in respect of the compensation of the Board of Management and the Supervisory Board (Page 54).



Statement of Compliance with the Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (AktG)

The Board of Management and the Supervisory Board of HORNBACH-Baumarkt-Aktiengesellschaft hereby declare in accordance with Section 161 of the German Stock Corporation Act (AktG) that the recommendations of the "German Corporate Governance Code" government commission, as outlined in the version dated June 2, 2005 and published on July 20, 2005, were in principle fulfilled from the previous statement of compliance up to the new version of the German Corporate Governance Code dated July 24, 2006. Application was not made of recommendations included in Points 4.2.3, 4.2.4, 5.4.1, and 5.4.7.

Since July 24, 2006, the recommendations of the government commission as outlined in the version dated June 12, 2006 and published in the electronic Federal Gazette on July 24, 2006, have been and are in principle fulfilled. Application has not been made and is not made of recommendations included in Points 4.2.3, 5.4.1, and 5.4.7.



The deviations mentioned have arisen on account of the following considerations:

a) Point 4.2.3:

In Point 4.2.3 clause 6 (previous version: 4.2.3 clause 5), the Code recommends that share options and similar arrangements be based on sophisticated parameters of comparison. The share option plan established in 1999 for HORNBACH-Baumarkt-AG does not include any parameters of comparison. It lays down a hurdle to exercising such options. Any future share option plans will take account of appropriate parameters of comparison. In Point 4.2.3 clause 8 (previous version: 4.2.3 clause 7), the Code further recommends that the Supervisory Board should agree on a cap for any extraordinary unforeseen developments. Such a cap is not included in the share option plan dating from 1999 at HORNBACH-Baumarkt-AG, which in any case only provides for a relatively small allocation of options to members of the Board of Management.

b) Point 4.2.4 (previous version):
In the version valid until July 24, 2006, Point 4.2.4 clause 1 recommended that the remuneration of the members of the Board of Management be reported in the notes to the consolidated financial statements, broken down into fixed salaries, performance-related components and components of a long-term incentive nature. Point 4.2.4 clause 2 of the version valid until July 24, 2006 further recommended that such disclosures be made on an individual basis. On account of the overall level of remuneration for the Board of Management, which in our opinion is appropriate, we did not disclose individual remuneration packages. The annual general meeting of the company held on July 13, 2006 approved the non-disclosure of the remuneration of members of the Board of Management with effect from the 2006/2007 financial year.

c) Point 5.4.1:
The recommendations in Point 5.4.1 clause 2 of the Code include the setting of an age limit for Supervisory Board members. In the interests of securing experience and competence to the benefit of the company, this recommendation has not been and is not followed.

d) Point 5.4.7:
In Point 5.4.7 clause 6, the Code recommends that the remuneration of the members of the Supervisory Board be reported in the Corporate Governance report on an individual basis and broken down into its constituent components. On account of the level of remuneration for the Supervisory Board, which in our opinion is appropriate, we do not consider the disclosure of individual remuneration packages to be necessary. In Point 5.4.7 clause 7, the Code further recommends that any remuneration paid or benefits granted by the company to members of the Supervisory Board for any services rendered personally, especially advisory and mediation services, are to be reported in the Corporate Governance report on an individual basis. In two cases up to the end of May 2006 and in one case since June 2006 HORNBACH-Baumarkt-AG has made use and continues to make use of the opportunity of drawing on the expertise of members of the Supervisory Board in specific areas. Such cooperation has been and is undertaken on the basis of insubstantial (symbolic) remuneration. We see no need to provide individual disclosures in this respect.

Bornheim bei Landau, November 28, 2006

HORNBACH-Baumarkt-Aktiengesellschaft
The Supervisory Board The Board of Management





Group Management Report

Group Structure of HORNBACH-Baumarkt-AG

HORNBACH-Baumarkt-AG*
Bornheim

- 89 DIY megastores with garden centers in Germany
- HORNBACH International GmbH Bornheim: 31 DIY megastores with garden centers in other European countries
  - HORNBACH Baumarkt GmbH Wiener Neudorf Austria — 11 megastores
  - HORNBACH Baumarkt (Schweiz) AG Oberkirch Switzerland — 3 megastores
  - HORNBACH Holding B.V. Amsterdam Netherlands — 7 megastores
  - HORNBACH Byggmarknad AB Gothenburg Sweden — 2 megastores
  - HORNBACH Baumarkt CS spol s.r.o. Prague Czech Republic — 5 megastores
  - HORNBACH Baumarkt SK spol s.r.o. Bratislava Slowakia — 2 megastores
  - HORNBACH Baumarkt Luxemburg S.à.r.L. Bertrange Luxembourg — 1 megastore
  - HORNBACH Centrala SRL Bucharest Rumania

* plus further subsidiaries as depicted in complete overview provided on Page 89.

Status: February 28, 2007

Group Management Report

Macroeconomic Framework

Global economy continues to boom

The global economy maintained its substantial growth in 2006, although there were some shifts in the relative weightings of the industrial nations and a temporary slowdown in growth rates in the first half of the year as a result of the sharp rise in the oil price. While the US economy lost momentum, partly as a result of the correction in the real estate market and the resultant decline in construction activity in the summer, there was a further consolidation in the economic upturn in the euro area. Since the final quarter of the past year, the global economy has witnessed one of its most dynamic periods since the fifties. This is largely due to ongoing high growth rates in emerging economies and to the decline in energy prices since August 2006, which had a tangibly positive impact on consumers' purchasing power and relieved the strain on companies' costs. Moreover, economic developments in the USA and Europe have benefited not least from the unusually mild weather conditions in the winter of 2006/2007, which had a particularly favorable impact on construction activity. Private household demand has also been stimulated by the upturn in global employment levels and the substantial rise in share prices on the international stock markets.

EU economy on the ascent

In the light of the global upturn, the European economy grew more rapidly in 2006 than at any time since 2000. According to the EU Commission, gross domestic product (GDP) in the euro area rose by 2.7 % in real terms (previous year: 1.4 %) and even by 2.9 % in the European Union as a whole (previous year: 1.7 %). The construction industry, which benefited both from ongoing pleasing levels of demand and from mild weather conditions, made a tangible contribution to the economic upturn in this respect. General economic indicators, such as industrial production, capacity utilization rates in the manufacturing industry, investment activity, the development of prices, and the decline in unemployment, provide a pleasing picture for the past year. Not only that, company and consumer confidence barometers indicate that the European economy is set to maintain its growth course in the current year as well.

Robust growth rates were also reported by the countries outside Germany in which HORNBACH is represented with its DIY megastores and garden centers. According to Eurostat forecasts, the Netherlands, Austria and Switzerland achieved growth of between 2.7 % and 3.1 % in 2006. Economic growth in Luxembourg and Sweden, as well as in Slovakia and the Czech Republic, even ranged between 4.0 % and 6.7 %.

Economic and Sector Developments in Germany

Upturn in 2006 also driven by Germany

Germany increasingly found itself in the role of the economic motor of the euro area in the course of 2006. According to the Federal Statistics Office, there was a further substantial rise in gross domestic product in real terms at the end of the year. Due to seasonal and calendar-related factors, fourth-quarter GDP was 0.9 % higher than in the third quarter, thus exceeding the equivalent figure for the previous year by 3.7 % following adjustment for calendar-related factors. For 2006 as a whole, the overall economy grew by 2.7 % in real terms (previous year: 0.9 %). Following adjustment for calendar-related factors – there were two working days fewer in 2006 than in 2005 – GDP rose by 2.9 % (previous year: 1.1 %). This represents the strongest economic upturn since the boom year in 2000.

The substantial growth in the economy was reflected in a marked increase in employment and a sharp decline in unemployment. The German rate of unemployment improved to 10.1 % in February 2007, compared with 12.2 % in the previous year. The unemployment rate fell from 10.2 % to 8.4 % in western Germany and from 19.5 % to 16.9 % in the eastern part of the country.

The German export sector, which witnessed a further major boost in the fourth quarter, once again contributed significantly to the economic upturn. At 12.5 % (previous year: 6.9 %), exports grew more strongly in real terms than imports, which rose by 11.1 % (previous year: 6.5 %). Of even greater significance, however, was the fact that the economic upturn in 2006 was largely driven by the domestic economy. In contrast to the two previous years, the domestic economy made a greater contribution to GDP growth (plus 1.5 percentage points) than the export sector (plus 1.1 percentage points). This growth was mainly driven by investment in plant and equipment, which rose by 5.6 % in real terms as a result of the pleasing climate in the commercial economy. This represents the highest level of growth since German reunification. Companies invested considerably more in equipment than in the previous year (plus 7.3 %). The construction industry witnessed an outright comeback – the 4.2 % rise in construction investment was the best figure since 1994. This development received additional impetus from the favorable weather conditions in the final quarter of 2006. The processing of orders on hand prior to the sales tax increase from 16 % to 19 % as of January 1, 2007 can also be expected to have played a role in this respect.



Public sector spending rose by 1.8 % in real terms (previous year: 0.6 %). Consumer expenditure, long the Achilles heel of the German economy, witnessed a slight recovery (plus 0.8 % in real terms, as against 0.1 % in the previous year). The trend towards ever more subdued levels of consumer confidence seems to have been halted. With growth of 2.1 % in nominal terms, consumer expenditure rose more rapidly than disposable income (plus 1.8 %). There was a corresponding decline in the savings rate for the first time in six years, albeit only marginally from 10.6 % to 10.5 %. It is also apparent, however, that increases in taxes and social security contributions have eroded employees' purchasing power. Although the gross earnings of employees rose overall by 1.5 % in 2006, only 0.3 % of this increase filtered through to their net income following the rise in the social security and tax burden. Moreover, if the fact that consumer prices rose by an annual average of 1.7 % is also taken into account (previous year: 2.0 %), then it is apparent that employees have suffered a further reduction in their purchasing power. The increasing disparity between the income from paid employment (plus 1.4 %) and companies' and asset income (plus 7.3 %) has also had a dampening effect on consumer expenditure.

Mixed developments in the retail sector

This can be seen as representing one of the reasons why the retail sector failed to benefit from the overall economic upturn in the year of the soccer world cup, continuing as it did to fall short of the development in consumer expenditure. Based on figures released by the Federal Statistics Office, sales in the traditional retail sector (excluding automobile retail and gas stations) rose by 0.8 % in nominal terms (2005/2006: 1.5 %). Following adjustment for inflation, however, the growth in retail sales was no more than 0.3 % (2005/2006: 1.1 %). Notably divergent developments were seen within the retail sector in 2006. While food retail sales suffered a year-on-year decline of 1.7 % in real terms, non-food retail sales finished the year with growth of 1.5 %. Individual retail segments benefited from the soccer world cup, while others profited from the pending sales tax increase. More specifically, the winners included clothing, footwear and leather goods retailers, as well as retail involving furnishings, household appliances (entertainment electronics!) and construction materials.

Following ten years of declining sales, specialist construction material retailers witnessed an outright boom in 2006. According to the Federal Association of German Construction Material Retailers (BDB), the impact of purchases being brought forward, the processing of building applications submitted prior to the abolition of the owner-occupied housing subsidy, and mild weather conditions led sales to rise by 11.2 % to almost € 14.5 billion. The great demand for heat insulation materials even resulted in supply shortages lasting several months in some cases.

It was long unclear what effect the increase in sales tax would have on consumer confidence. In the final weeks of 2006, the consumer confidence reported in the results of the monthly surveys undertaken by the Company for Consumer Research (GfK) reached its provisional high. The sharp rise in expectations as to economic developments indicated that the upturn had gained in breadth and that the optimism was increasingly having a positive impact on German consumers. The marked improvement in employment figures clearly helped to boost consumers' confidence in the continued stability of economic developments. In the final weeks of 2006, the propensity to spend on the part of private households reached its peak. However, the closer the deadline approached for the increase in taxes and duties on January 1, 2007, the more subdued consumers' expectations became as to their future income. The forecast decline in consumer confidence then actually materialized at the beginning of the year. According to figures released by the Federal Statistics Office, German retail sales were 1.1 % down on the previous year in nominal terms in January 2007 and 1.6 % lower in real terms. However, researchers at the GfK assumed that the drastic downturn in consumers' propensity to spend, which according to official statistics was in any case not reflected in January sales in the non-food segment "Furnishings, Household Appliances, Building Needs", only represented a temporary factor. This assumption is backed up by rising hopes on the part of consumers that their incomes will grow once again in the wake of the optimistic economic climate. The insecurity seen among consumers can also be expected to decrease over time, given that the sales tax increase has not led to any measurable price shock. Prices showed moderate increases of 1.6 % in January and February 2007 compared with the equivalent months in the previous year. The rate of price increases is thus more or less at the same level as the annual average for 2006 (1.7 %).

DIY retail benefits only in part from the boom in construction materials

The retail segment involving products relating to construction, home improvement, and gardening performed considerably better in some cases in 2006 than did the overall retail sector in Germany. According to the Federal Association of German Home Improvement, DIY and Specialist Garden Stores (BHB), sales at DIY stores with sales areas of at least 1,000 m² per outlet increased by 1.2 % to € 17.88 billion (2005/2006: € 17.67 billion). At € 4.13 billion, the sales at DIY stores with sales areas of less than 1,000 m² were more or less at the same level as in the previous year (€ 4.12 billion). The market volume of all DIY and garden stores in Germany relevant for the measurement of market share – i.e. DIY retail in the more narrowly defined sense – showed a slight increase from € 21.79 billion in the previous year to € 22.01 billion in 2006 (plus 1.0 %). The segment of other distribution channels, which includes organized builders' merchants or wood retail, benefited far more clearly from the boom in demand for construction materials. Sales in this segment grew by 11.2 % to € 17.0 billion. The DIY market volume based on the broader definition therefore rose by 5.1 % from € 37.1 billion to € 39.0 billion.

The DIY store and garden center sector had a difficult year. Its sales performance can be summarized as follows – catastrophic start, satisfactory half-time, and a substantial final spurt. According to the DIY Panel reports compiled by the BHB sector association in cooperation with the Society for Consumer Research (GfK), like-for-like sales, i.e. excluding sales at newly opened stores, witnessed a miserable start to the year due to the unusually long, and in some parts of Germany extreme, winter period. Following four months of substantially negative figures, the sector did not achieve its first like-for-like growth until May 2006, after which sales returned to negative territory as expected during the soccer world cup in June. The long-awaited sales growth then arrived in the second half of the year. DIY retail benefited from the pleasing economic outlook, an improvement in consumer confidence, and from mild weather conditions in December 2006. The BHB sector association reported like-for-like sales growth of almost 7 % in this month alone. Sales growth of more than 20 % in the product groups of construction materials/construction chemicals, tiles and garden hardware just a few weeks before the increase in sales tax gives the BHB reason to believe that many DIY enthusiasts brought forward their larger-scale renovation or conversion projects or decided to buy their new lawn-mower at the old price. Having said this, not even the very pleasing performance in December was sufficient to prevent the sector's like-for-like sales concluding the year down 1.6 %.

According to the DIY Panel, sales exceeded the previous year's figures in most product divisions. The largest product group in terms of sales, construction materials, and construction chemicals grew by 5.7 % in absolute terms. Sanitary and heating, the second-largest generator of sales in the sector, grew by 2.8 %. Electronic goods, garden hardware, and garden furniture and decoration reported sales growth figures of between 1.9 % and 4.5 %. Considerably lower demand was seen for wood/plastics (minus 4.5 %) and wallpaper/flooring/interior decoration (minus 2.6 %).

The growth in sales areas also continued in 2006. Based on figures released by the BHB, the sales areas of all DIY and garden stores with sales areas of more than 1,000 m² increased from 15.76 million m² to 15.92 billion m² (plus 1.0 %), notably as a result of numerous store extensions. According to the BHB, average sales areas in this category rose from 5,466 m² to 5,652 m². As in the previous year, there was a slight increase in the surface productivity of German DIY and garden stores, given that sales growth was slightly higher than the increase in sales areas.

Sales Performance

Consolidated sales rise by 7.1 %

HORNBACH-Baumarkt-AG increased its consolidated sales (net) by 7.1 % from € 2,234 million to € 2,392 million in the past financial year (March 1, 2006 to February 28, 2007). Around 64 % of sales (2005/2006: 65 %) were generated by the DIY megastores with garden centers in Germany. The net sales of these stores rose by 5.8 % to € 1,530 million (2005/2006: € 1,446 million). In the past financial year we therefore continued to grow more rapidly than the DIY and garden center sector in Germany (plus 1.0 %). The international stores reported even more dynamic growth, increasing their net sales by 9.4 % from € 788 million to € 862 million. The share of consolidated sales generated by the international stores showed a slight increase from 35 % in the previous year to 36 %.

Sales Performance by region


36 % (2005/2006: 35 %)
64 % (2005/2006: 65 %)
Germany
International

Considerable improvements were achieved in key store productivity figures. Weighted average sales per store, for example, rose from € 18.7 million in the previous year to € 19.9 million. As in the previous year already, the average net sales per square meter of sales area, which increased from € 1,753 to € 1,833, meant that HORNBACH once again achieved the best figure of any of the top ten German DIY operators.

Energy-saving projects in great demand

Consolidated sales are attributable to the five product divisions of hardware/electrical, paint/wallpaper/flooring, construction materials/wood/prefabricated construction components, sanitary/tiles, and garden products. As in the previous year, the largest share of sales was generated by the product ranges in the construction materials, wood, and prefabricated construction components division. This was even more the case in 2006. Our concept, which is based on large-scale construction and renovation projects, enabled us to benefit more strongly from the marked economic recovery, and in particular from the great demand for construction materials, than did our competitors in the DIY sector.

Products involved in shell construction and larger-scale conversion and extension projects, such as roof extensions or bathroom renovations, were in particularly great demand, as was heating and air conditioning equipment. Customers granted a warm reception to project solutions relating to the replacement of central-heating boilers and thermal insulation, as well as to the extensive advisory services provided on the subject of energy saving. The hardware/electrical and sanitary/tiles merchandise areas also reported disproportionate growth compared with the rate of growth in consolidated sales. Overall, the sales performance showed increasingly dynamic developments in the second half of the financial year. This is particularly apparent in the development of the Group's like-for-like sales.

4.0 % growth in like-for-like sales

Thanks to a very pleasing jump in sales in Germany in the second half of the year, like-for-like sales rose by 4.0 % across the Group (2005/2006: plus 0.5 %). The performance of like-for-like sales was initially affected by an unusually long winter period, which had a particularly marked affect on our gardening business in the months of March and April 2006. The month of May then witnessed the expected boost in sales, enabling HORNBACH to regain valuable ground. The business performance gained further momentum in the course of the second quarter. The downturn in sales during the 2006 soccer world cup (June) turned out lower than expected. Up to the end of the financial year, like-for-like sales were then considerably higher than the equivalent figures for the previous year in every subsequent month. This is not only due to the ongoing high levels of growth achieved by our international DIY megastores with garden centers. The German stores raced to catch up, thus also contributing to the very pleasing level of overall sales growth.

Like-for-like sales performance by quarter in 2006/2007
(in percent, previous year's figures in brackets)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Financial Year
Group	1.4 (-0.5)	1.9 (2.1)	5.5 (1.8)	8.3 (-1.5)	4.0 (0.5)
Germany	-1.3 (-1.3)	-0.1 (0.7)	5.2 (-0.2)	6.5 (-4.3)	2.3 (-1.1)
International	6.6 (1.2)	5.5 (5.0)	6.1 (5.7)	11.7 (3.9)	7.2 (3.9)

Germany witnessed a disappointing start to the financial year, with a downturn of 1.3 % in the first quarter (March to May 2006). This was principally due to unfavorable weather conditions, a factor from which the overall sector suffered in March and April 2006, as well as to the ongoing tough price competition among German competitors. In this difficult climate, HORNBACH nevertheless succeeded in outperforming the German DIY sector in terms of its like-for-like sales in every month of the year under report. The company's year-on-year sales performance was an average of 2.7 percentage points higher than the sector average reported by the BHB sector association.

The closer the end of the year approached, and with it the increase in sales tax, the larger the company's head start over the competition became. With an increase of 5.2 % in the third quarter and even more substantial sales growth of 6.5 % in the fourth quarter (December to February), we achieved some of our best results in the past ten years. In November and December 2006 alone, we outperformed the DIY store sector by 6.0 and 7.7 percentage points respectively.

This proves two things. Firstly, thanks to its project orientation and its specialist and service competence in construction-related product ranges (e.g. construction materials, sanitary installation), HORNBACH is able to benefit disproportionately from the increased demand for construction materials. As a result, HORNBACH clearly profited more significantly from the impact of purchases being brought forward for tax reasons than did most of its competitors. Secondly, our decision to adopt a clear and reliable position in terms of our pricing policies half a year before the sales tax increase already turned out to be the right one. This involved not adjusting prices in the run-up to the tax hike, but simply including the unadulterated increased tax rate of 19 percent in our price calculations from January 1, 2007 onwards. This maximum degree of transparency, reliability, and honesty in our pricing policies was rewarded by customers and also resulted in a pleasing development in like-for-like sales in January and February 2007 as well, thus enabling us to extend our lead over the sector. We concluded the 2006/2007 financial year with overall growth of 2.3 % in Germany (2005/2006: minus 1.1 %).

Further substantial growth momentum was provided by the international business, where we once again significantly exceeded the high level of sales reported for the previous year. The like-for-like growth of 11.7 % reported in the final quarter represents the second-best quarterly figure since the beginning of our expansion into other European countries. At the same time, this also underlines the fact that the growth of the Group in the second half of the year was chiefly due to the strength of HORNBACH's concept, and not so much to the one-off impact of the tax increase, which cannot have influenced customer behavior outside Germany.

Market share in Germany rises to 8.1 %

The sales growth enabled us to further extend our market position as one of the leading DIY store operators in Europe in 2006/2007 in spite of no new stores being opened. In our core German market, we considerably expanded our market share compared with one year earlier. As a percentage of the total sales of all German DIY stores and garden centers (€ 22.01 billion in 2006 according to the BHB), our market share rose from 7.7 % in 2005 to 8.1 % in 2006.

The expansion into other European countries has from year to year lent further weight to the position of our HORNBACH DIY megastores with garden centers operating in the respective country markets. In all countries apart from Sweden, where the store network still has to achieve a critical mass, we are at least among the four leading companies operating DIY megastores with garden centers.



120 HORNBACH locations in eight countries

As a result of delayed building permits, no new stores were opened at the HORNBACH-Baumarkt-AG Group during the 2006/2007 financial year. Four locations were closed in the course of the year. These closures related on the one hand to the former Lafiora garden centers in Ludwigshafen and Germersheim (May 2006), which could no longer be operated profitably. On the other hand, the store in Darmstadt was closed in August 2006 and a standalone garden center in the Dutch town of Nieuwerkerk was closed in January 2007. New HORNBACH megastores of the latest generation, including drive-in construction materials facilities, are expected to be built at both of these locations in the current and/or coming financial year.

Including the four closures, we were operating a total of 120 retail outlets across the Group as of February 28, 2007 (February 28, 2006: 124). The sales areas of our 89 stores in Germany (2005/2006: 92) amounted to around 920,000 m². The average store size in Germany amounts to more than 10,300 m² (2005/2006: 10,114 m²). Outside Germany, we operate a total of 31 DIY megastores with garden centers (2005/2006: 32) with total sales areas of around 388,000 m² and an average sales area of 12,505 m² (2005: 12,157 m²). The stores are located in Austria (11), the Netherlands (7), Luxembourg (1), the Czech Republic (5), Switzerland (3), Sweden (2), and Slovakia (2). With total sales areas of around 1,308,000 m² at the Group (2005/2006: 1,319,000 m²), the average sales area per store now amounts to almost 11,000 m² (2005/2006: around 10,600 m²). This thus underlines our unique position among European DIY store operators in the megastore segment involving sales areas of more than 10,000 m².

Earnings Performance

As expected, the HORNBACH-Baumarkt-AG Group achieved disproportionate earnings growth compared with the development of sales during the year under report, with earnings rising to record levels. Operating earnings (EBIT) grew by 36.9 % to € 96.1 million (2005/2006: € 70.2m). The EBIT margin improved from 3.1 % to 4.0 %.

The main reasons for the marked year-on-year improvement in the company's earnings performance were the substantial like-for-like sales growth during the second half of the year, a slight increase in the gross margin, improved cost ratios at the stores and in the administration, as well as a lower level of pre-opening expenses and an improvement in net financial expenses.

Key Earnings Figures for the HORNBACH-Baumarkt-AG Group

Key Figure (€ million, unless otherwise stated)	**2.28.2007**	**2.28.2006**	**Change**
Net sales	2,392	2,234	7.1%
of which in Germany	1,530	1,446	5.8%
of which in other European countries	862	788	9.4%
Like-for-like sales growth	4.0%	0.5%	
EBITDA	160.4	136.7	17.4%
EBIT	96.1	70.2	36.9%
Earnings before taxes	72.9	43.6	67.2%
Consolidated net income	60.7	24.9	143.1%
EBITDA margin	6.7%	6.1%	
EBIT margin	4.0%	3.1%	
Gross margin	36.0%	35.7%	
Store expenses as % of net sales	29.0%	29.5%	
Pre-opening expenses as % of net sales	0.2%	0.5%	
Administration expenses as % of net sales	3.9%	4.1%	
Tax rate	16.7%	42.7%	

The gross profit at the HORNBACH-Baumarkt-AG Group rose as a percentage of net sales (gross margin) from 35.7 % to 36.0 %. This is mainly due to a further optimization in the alignment of retail prices to market prices, which were slightly higher during the past financial year than in the previous year. Over and above this, changes in the product mix and adjusted supplier pricing terms also contributed to the improvement in margins.

Pre-opening, selling and store, general and administration expenses

As a result of the delays in the company's expansion, pre-opening expenses dropped from € 10.9 million to € 4.5 million in the past year. As a percentage of net sales, the pre-opening expense ratio therefore fell from 0.5 % to 0.2 %. This item includes those expenses incurred prior to the opening of a new HORNBACH DIY megastore with a garden center. These mainly involve personnel expenses.

Selling and store expenses declined as a percentage of sales at the Group in the 2006/2007 financial year. These expenses amounted to € 692.8 million (2005/2006: € 660.1 million) and were equivalent to 29.0 % of net sales (2005/2006: 29.5 %). The relative decline in selling and store expenses is primarily due to productivity enhancements on like-for-like surfaces, as well as to the pause in the company's expansion. This led store personnel and operating expenses to rise less rapidly than sales. Advertising expenses also grew more slowly than sales. These factors were offset by the marginally disproportionate increase in rental charges as a side effect of the sale and lease back strategy, whose impact on the selling and store expenses ratio was nevertheless compensated for by a lower level of depreciation and amortization.

At € 93.2 million, the Group's general and administration expenses were more or less at the same level as in the previous year (2005/2006: € 92.3 million). The administration expenses ratio therefore decreased (as a percentage of net sales) from 4.1 % to 3.9 %. It should be noted in this respect that administration expenses were negatively affected in the 2005/2006 financial year by the conversion of the former merchandise system to SAP.

The personnel expenses included under selling and store, general and administration and pre-opening expenses (including miscellaneous personnel expenses) rose by 4.8 % from € 371.2 million to € 388.9 million, thus declining as a proportion of sales. At € 64.3 million, the depreciation of non-current assets was 3.2 % lower than in the previous year (€ 66.5 million). This figure includes extraordinary depreciation of € 5.6 million (previous year: € 5.5 million) undertaken on real estate not used for operating purposes and on one DIY megastore with a garden center under construction as a result of a decline in their fair values or recoverable amounts. This item has been reported under other income and expenses.

Other income and expenses

The other income and expenses reported in the income statement principally relate to income from advertising allowances, income from the disposal of assets, income from insurance payments in connection with flood damage at the Swiss store in Littau (previous year), income from the release of provisions, income from exchange rate differences, and miscellaneous income. This is mainly offset by expenses relating to the damages caused by the flooding of the Littau store (previous year), expenses for the statement of provisions for disadvantageous contracts, extraordinary depreciation and amortization, and expenses relating to exchange rate differences.

Other income and expenses fell by 25.4 % to € 26.1 million in 2006/2007 (2005/2006: € 35.0 million), mainly as a result of lower disposal profits on the sale of two retail properties (2005/2006: four). The existing stores in Potsdam and Essen were sold to real estate companies during the year under report and rented back on a long-term basis. The sale and lease back transactions generated disposal profits amounting to € 9.6 million (2005/2006: € 15.1 million).

Significant earnings growth

All key earnings figures showed stronger growth than sales in the past financial year. The earnings before interest, taxes, depreciation, and amortization (EBITDA) of the HORNBACH-Baumarkt-AG Group rose by 17.4 % to € 160.4 million (2005/2006: € 136.7 million). The EBITDA margin thus improved (as a percentage of net sales) from 6.1 % to 6.7 % in the 2006/2007 financial year. Operating earnings (EBIT) increased by 36.9 % to € 96.1 million (2005/2006: € 70.2 million). The EBIT margin thus rose substantially from 3.1 % to 4.0 %. Mainly as a result of a marked increase in interest income, net financial expenses improved from minus € 26.6 million to minus € 23.2 million. Consolidated earnings before taxes jumped from € 43.6 million to € 72.9 million. The return on sales before taxes rose from 1.9 % to 3.1 %.

The consolidated net income of the HORNBACH-Baumarkt-AG Group is reported at € 60.7 million, compared with € 24.9 million in the previous year (plus 143.1 %). The considerably sharper increase in net income compared with consolidated earnings is due to the markedly lower tax charge compared with the previous year. The tax rate fell from 42.7 % to 16.7 %. This considerable reduction in the tax burden is chiefly due to the fact that the corporate income tax credit of € 9.3 million previously dependent on dividend distributions was recognized during the year under report as a result of legislative amendments as of December 31, 2006.

The return on sales after taxes has thus more than doubled from 1.1 % to 2.5 %. Including the 305,800 new shares which arose in the 2006/2007 financial year in connection with the company's 1997 and 1999 share option plans, the Group's basic earnings per share calculated in accordance with IFRS rose from € 1.64 to € 3.95.

Increased earnings contributions from international business

Thanks to the considerable year-on-year improvement in like-for-like sales, the segment reporting shows an increase in absolute terms in the earnings contributions generated in Germany. At the same time, the even greater profitability of the international business led to an increase in the share of the earnings performance of the overall Group attributable to its international activities.

EBITDA 2006/2007 by region

52 % (2005/2006: 55 %)



48 % (2005/2006: 44 %)

EBIT 2006/2007 by region

40 % (2005/2006: 41 %)



60 % (2005/2006: 58 %)

☐ Germany International

2005/2006: 1 % from consolidation

The EBITDA in **Germany** rose from € 74.8 million to € 83.9 million. This is equivalent to a 52 % share of the EBITDA of the Group (2005/2006: 55 %). The EBIT contribution from Germany improved from € 28.3 million to € 38.1 million. The domestic share of operating earnings thus amounted to 40 % (2005/2006: 41 %).

The HORNBACH International subgroup, at which all of the Group's activities outside Germany are pooled, generated a further considerable increase in earnings contributions in comparison with the previous year. With EBITDA of € 76.5 million (2005/2006: € 61.0 million), **the international business** accounted for around 48 % (2005/2006: 44 %) of the EBITDA of the HORNBACH-Baumarkt-AG Group. The operating earnings (EBIT) of the international business rose from € 41.0 million to € 58.0 million, equivalent to an increase in the international share from 58 % to 60 %.

If these figures are compared with the respective share of sales (2006/2007: 36 %), the significance of the HORNBACH stores in other European countries for the Group's earnings performance becomes apparent. At the same time, this also reflects the success of the Group's international expansion strategy. HORNBACH has succeeded in rolling out its large-scale retail format as an "export hit" in a wide variety of country markets and has gradually acquired market share.

Although the competitive climate is similarly challenging to that in Germany, our HORNBACH DIY megastores with garden centers in **Austria** achieved like-for-like sales growth and improved their EBIT margin in the 2006/2007 financial year. There were no changes in the location network during the 2006/2007 financial year. The conversion of two stores to prototypes with combined construction materials drive-in facilities (Type 6) led the sales areas of the eleven Austrian HORNBACH stores to rise by 8,000 m^2 to 139,000 m^2.

The HORNBACH DIY megastores with garden centers in the **Netherlands** maintained their success story in the 2006/2007 financial year, increasing their income mainly as a result of high rates of like-for-like sales growth. No new stores were opened during the 2006/2007 financial year. Our store in Nieuwerkerk was closed at the end of January 2007 to make space for the construction of a new HORNBACH DIY megastore with a garden center of the latest generation, which is expected to take place in 2008/2009.

At the reporting date, the HORNBACH store network in the Netherlands thus consisted of seven (2005/2006: eight) stores with sales areas of around 75,000 m².

One reliable player in our store network is the DIY megastore with a garden center in Bertrange in the Duchy of **Luxembourg**. This store, whose weighted sales area of more than 12,000 m² makes it the largest DIY store in the country, once again reported increased surface productivity and profitability at a high level in the past year.

Some of the most dynamic developments in sales and earnings were reported by the HORNBACH stores in the **Czech Republic** (5) and **Slovakia** (2). The above-average performance of these economies compared with the overall EU provided a superb climate for meeting the ongoing high level of demand for construction materials at our megastores. We have significantly increased customer totals and gained additional market share. We continue to operate seven locations with sales areas of 94,000 m² in these two countries, which are managed in operational terms as a single region.

The unique position of the unmistakable HORNBACH concept is also reflected in the pleasing sales and earnings performance reported in **Switzerland**, where we achieved a further substantial increase in our acceptance levels among home improvement customers. With three locations and sales areas of 35,100 m², HORNBACH has successfully established itself here as the leading player in the DIY megastore and garden center segment.

Sweden is the only country on HORNBACH's expansion map where we have not yet reached breakeven on an operational level. Thanks to double-digit like-for-like sales growth in the past year, the negative operating result has declined by more than 60 %. The trend at the two locations (Gothenburg and Malmö) is promising. Given the growth opportunities in the Scandinavian market, we are pressing ahead with the expansion of the store network, which currently consists of sales areas of around 29,000 m².

Preparations continued at full speed during the year under report for our market entry in **Rumania**, which is scheduled to take place in Bucharest in mid-2007. These efforts focused on developing procurement and retail structures, as well as on securing attractive locations for our future expansion in this upcoming EU accession country, which with 22 million inhabitants is one of the most populous nations in Eastern Europe.

Proposed dividend

The Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG will, as in the previous year, be proposing the payment of a dividend of € 0.87 per ordinary share for approval by the Annual General Meeting on July 12, 2007. We are maintaining the longstanding continuity of our dividend policy partly in order to make a major contribution towards financing our further growth and partly to enable us to invest in sustainable improvements in our credit rating by reducing our debts.

Financial Situation

Principles and objectives of the Group's financial management

Financing measures are undertaken by the central Group Treasury department at HORNBACH-Baumarkt-AG. Such measures also include granting assistance to subsidiaries in the form of guarantees and letters of comfort. The central organization of financial management activities enables the HORNBACH Group to maintain a uniform presence on the financial market and to provide centralized liquidity management for the overall Group.

The information required for efficient liquidity management is provided by rolling group financial planning encompassing all relevant companies, which is updated on a monthly basis and has a budgeting horizon of 12 months. This tool also provides short-term financial forecasting which is updated on a daily basis.

On the basis of the information available, the financing requirements of individual units within the Group are initially settled using surplus liquidity from other group companies by means of a cash pooling system. Such liquidity bears interest at market rates on the basis of internal group loan agreements.

External financing requirements are covered by taking up loans from banks and on the capital market. Furthermore, DIY store properties are sold to investors upon completion, with their subsequent utilization being secured by rental agreements (sale and lease back). Efforts are made in this respect to meet the criteria set out in IAS 17 concerning classification as "Operating Leases".

Financial debt

At the reporting date on February 28, 2007, the net financial debt of the Group amounted to € 295.2 million (2005/2006: € 443.1 million) and was structured as follows:

Type of financing	Liabilities broken down into remaining terms						2.28.07	2.28.06
€ million	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Total
Short-term bank debt [1]	7.9						7.9	7.3
Mortgage loans	19.5	21.2	19.5	16.7	15.8	58.6	151.3	256.5
Other loans [2]	1.6	1.3	0.6	0.0	80.0	0.0	83.5	5.2
Bonds [3]	0.1					241.7	241.8	240.8
Obligations relating to derivatives	1.3						1.3	2.8
Financial leasing	0.1	0.2	0.2	0.2	0.2	1.5	2.3	2.9
Total financial debt	30.5	22.6	20.3	16.9	96.0	301.8	488.1	515.5
Cash and cash equivalents							192.9	72.4
Net financial debt							295.2	443.1

(Differences due to rounding up or down to nearest € million)

[1] financing facilities with a nominal term of under one year (overdraft and short-term interim financing facilities) and interest provisions
[2] loans not secured by mortgages with a nominal term of longer than one year
[3] the costs of € 10.7 million relating to the corporate bond of € 250 million have been proportionately spread over a term of 10 years

Permanent improvement in capital resources

The inflow of funds from the bond of € 250 million issued in November 2004 with a term of ten years and an interest coupon of 6.125 % was used to repay the short-term financing facilities of the Group in full and to provide additional liquidity for the further growth of the company.

The Group had no short-term financing facilities at the reporting date on February 28, 2007. The short-term financial debt (up to 1 year) amounting to € 30.5 million consists of interest provisions (€ 7.9 million), liabilities in connection with derivative financial instruments (€ 1.3 million), and the short-term portion of long-term financing facilities (€ 21.3 million).

At the end of the 2006/2007 financial year, non-current assets amounting to € 643.0 million (2005/2006: € 629.1 million) were countered by non-current liabilities amounting to € 531.4 million (2005/2006: € 476.7 million).

In the second quarter of the 2006/2007 financial year, HORNBACH-Baumarkt-AG took up an unsecured borrowers' note loan amounting to € 80 million, mainly for the purpose of redeeming various mortgage loans payable upon final maturity. The borrowers' note loan charges variable interest based on the 6-month EURIBOR and is to be repaid at the end of the term of five years. A forward swap with congruent terms was already concluded in the 2005/2006 financial year in order to secure the interest level. The swap enables the interest payable every half year to be secured for the entire term at a level of 3.128 % plus a bank margin.

The financing of the Group has been further positively affected by structural changes in the committed credit lines. Various bilateral credit lines have been pooled into a syndicated credit line of € 200.0 million, which has a term of 5 years and can be extended on two occasions, in each case by a further year. The covenants to be complied with, such as EBITDA to interest expenses, are basically equivalent to the obligations governing the bond issued in 2004.

At the reporting date on February 28, 2007, the HORNBACH-Baumarkt-AG Group had free credit lines, including the syndicated credit line referred to above, of € 315.6 million at customary market conditions (2005/2006: € 216.8 million). In order to provide the maximum possible degree of flexibility, all major group companies have credit lines denominated in their local currencies, in most cases from local banks.

Cash and cash equivalents amounted to € 192.9 million at the reporting date (2005/2006: € 72.4 million).

The interest cover, dynamic debt/equity ratio, equity ratio, and company liquidity (cash and cash equivalents, plus unutilized committed credit lines) are monitored on a monthly basis within the framework of the company's internal risk management. Further key figures are calculated on a quarterly basis. Countermeasures are initiated at an early stage in the event of the values falling short of specific target levels.

Key Financial Figures of the HORNBACH-Baumarkt-AG Group

Key Figure	Definition	2.28.2007	2.28.2006
Net financial debt	Short-term financial debt + long-term financial debt - cash and cash equivalents	30.5 + 457.6 - 192.9 = € 295.2 million	106.0 + 409.5 - 72.4 = € 443.1 million
Interest cover	Adjusted(*) EBITDA / gross financial expenses	€ 164.5 million / € 30.95 million = 5.3	€ 122.7 million / € 31.3 million = 3.9
Dynamic debt/ equity ratio	Net financial debt / adjusted(*) EBITDA	€ 295.2 million / € 164.5 million = 1.8	€ 443.1 million / € 122.7 million = 3.6

* EBITDA excluding changes in non-current provisions and profits/losses incurred on the sale of assets as reported in the cash flow statement

No securities in the form of assets have been provided to secure the credit lines or the bond.

Land charges amounting to € 216.7 million had been provided as security for existing mortgage loans as of the reporting date (2005/2006: € 344.8 million).

Since the issue of the bond, the external financing facilities of the HORNBACH-Baumarkt-AG Group have exclusively taken the form of unsecured loans and the sale of real estate (sale and lease back). In accordance with the company's internal risk principles, derivative financial instruments are held solely for hedging purposes. The nominal values and valuations of existing derivative financial instruments have been depicted in the notes to the financial statements (Notes on the Consolidated Balance Sheet (35) Financial Instruments).

Investments totaling € 87.7 million

The HORNBACH-Baumarkt-AG Group invested a total of € 87.7 million during the 2006/2007 financial year (2005/2006: € 141.2 million), primarily in land, buildings, and plant and office equipment for existing and new DIY megastores with garden centers. The funds of € 87.7 million for the cash-effective investments (2005/2006: € 144.3 million) were acquired in full from the cash flow from operating activities (€ 197.1 million).

The substantial decline in investments is principally due to the fact that no new DIY megastores with garden centers were opened in the past financial year as a result of delays in the granting of building permits.

Of the investment total, around 58 % related to new real estate, including prepayments made and assets under construction. Around 41 % of total investments were channeled into replacing and extending plant and office equipment, as well as into intangible assets (mainly IT software).

The most significant investment projects related to the DIY megastore with a garden center in Munich-Freiham, which was under construction in the 2006/2007 financial year, and to the acquisition of land for the further expansion of the company.

Two stores were sold to real estate companies during the period under report and rented back on a long-term basis (sale and lease back). Furthermore, the funds from the sale (and lease back) of the store in Berlin-Vogelsdorf agreed in the previous year were received during the year under report. As in the past, the sale and lease back transactions served to release funds to finance the company's further growth.

The utilization rights have been secured on a long-term basis. Rental extension and purchase options have also been agreed in most cases.

Cash flow statement

Cash flow statement (abridged) € million	2006/2007	2005/2006
Inflow of funds from operating activities	197.1	16.4
of which funds from operations [1]	121.7	81.9
of which change in working capital [2]	75.4	-65.5
Outflow of funds for investment activities	-47.6	-48.2
Outflow of funds for financing activities	-29.1	-39.3
Cash-effective change in cash and cash equivalents	**120.4**	**-71.1**

(Differences due to rounding up or down to nearest € million)

[1] Consolidated earnings after taxes, plus depreciation and amortization of non-current assets, plus changes in provisions, minus profits on disposals of non-current assets, plus/minus other non-cash income/expenses

[2] Difference between "Changes in inventories, accounts receivables and other assets" and "Changes in accounts payable and other liabilities"

As a result of the positive performance of the operating business, the inflow of funds from operating activities rose from € 16.4 million in the previous year to € 197.1 million in the 2006/2007 financial year. In addition to the year-on-year increase in annual net income by € 35.7 million, this development is chiefly due to the considerable reduction in the financing of net working capital (changes in inventories, accounts receivables and other assets plus changes in accounts payable). Whereas funds amounting to around € 70 million were required for the increase in inventories in the previous year, the reduction of inventories in the 2006/2007 financial year enabled liquid funds of around € 50 million to be released.

The outflow of funds for investment activities was reduced from € 48.2 million to € 47.6 million. In this respect, investments, which dropped by € 56.6 million to € 87.7 million, were countered by the proceeds from the disposal of non-current assets, which also witnessed a reduction, falling to € 40.1 million (2005/2006: € 96.1 million).

The repayment of existing financial loans meant that the outflow of funds for financing activities amounted to € 29.1 million in the 2006/2007 financial year, compared with an outflow of funds for financing activities of € 39.3 million in the previous year. Financial debt was reduced from € 515.5 million in the previous year to € 488.1 million.

The rise in cash and cash equivalents and simultaneous reduction in financial debt is due to the improvement in the operating business and the lower level of investment.

Rating

Since 2004, the creditworthiness of the HORNBACH-Baumarkt-AG Group has been assessed by the leading international rating agencies Moody's Investors Service and Standard & Poor's as follows:

Moody's: Ba2
Standard & Poor's: BB

Both ratings include stable outlooks and were confirmed without any changes in December 2006 (Standard & Poor's) and November 2006 (Moody's).

Asset Situation

Equity ratio rises to 35.4 %

The total assets of the Group rose by € 44.6 million, or by 3.5 %, compared with the previous year to reach € 1,330.6 million. The rise in total assets reflects the further expansion of the HORNBACH-Baumarkt-AG Group, which is mainly apparent in the increase in non-current assets.

Following the exercising of subscription rights in connection with the 1999 share option plan during the 2006/2007 financial year, a total of 273,300 new non-par ordinary shares in the company were issued by means of a conditional capital increase. Furthermore, the conversion of convertible bonds in connection with the 1997 share option plan resulted in the subscription of 32,500 new non-par ordinary shares in the company. The issuing of these new shares led the company's share capital to increase by € 917,400 to its current total of € 46,518,360, which is divided into 15,506,120 (2005/2006: 15,200,320) ordinary shares.

The equity of the Group as stated in the balance sheet at the end of the financial year amounted to € 470.8 million (2005/2006: € 415.3 million). At 35.4 %, the equity ratio has thus increased on the previous year's figure (32.3 %).

Balance sheet of the HORNBACH-Baumarkt-AG Group (Abridged Version)

€ million	2.28.2007	2.28.2006	Change
Non-current assets	643.1	629.1	2.2 %
Current assets	687.5	656.8	4.7 %
ASSETS	**1,330.6**	**1,285.9**	**3.5 %**
Shareholders' equity	470.8	415.3	13.4 %
Non-current liabilities	531.4	476.7	11.5 %
Current liabilities	328.4	393.9	-16.6 %
EQUITY and LIABILITIES	**1,330.6**	**1,285.9**	**3.5 %**

(Differences due to rounding up or down to nearest € million)

Non-current and current assets

Non-current assets amounted to € 643.1 million at the reporting date (2005/2006: € 629.1 million) and thus accounted for around 48 % of total assets (2005/2006: 49 %). Property, plant and equipment, and investment property increased by € 4.0 million (0.7 %) from € 585.1 million to € 589.1 million. In this respect, the additions to assets of € 81.1 million were countered by depreciation amounting to € 59.1 million. The disposals of assets amounting to € 14.5 million primarily relate to a DIY store property disposed of within the framework of a sale and lease back transaction during the financial year under report. Moreover, the application of IFRS 5 required properties of € 3.4 million held for sale to be reclassified as current assets. In the previous year, these properties had been reported under property, plant and equipment. Long-term income tax receivables involve a claim to payment of a corporate income tax credit with a present value of € 9.3 million arising as a result of legislative amendments (SEStEG).

Current assets rose by 4.7 % from € 656.8 million to € 687.5 million, and thus accounted for around 52 % of total assets (2005/2006: 51 %). Cash and cash equivalents rose from € 72.4 million in the previous year to € 193.0 million, while corresponding reductions were achieved in inventories, receivables, and other assets. Inventories fell in this respect by 10.1 % (€ 50.1 million) from € 496.1 million to € 446.0 million. In addition to the impact of the closure of three garden centers and one DIY megastore with a garden center, the reduction in inventories as of the reporting date was mainly attributable to the targeted improvements achieved in inventory turnover rates. Receivables and other assets (including receivables relating to taxes on income) fell by € 28.9 million from € 73.8 million to € 44.9 million. This is chiefly due to a reduction in tax receivables (€ 3.8 million), to receivables settled during the year under report in connection with insurance payments for the flood damage at our store in Littau (Switzerland) (€ 4.6 million), and a lower level of receivables in connection with sale and lease back transactions (€ 22.0 million). The non-current assets held for sale reported pursuant to IFRS 5 fell from € 14.5 million to € 3.6 million, mainly as a result of the disposal of a DIY megastore with a garden center within the framework of a sale and lease back transaction and of a further development property.

Non-current and current liabilities

Liabilities, including provisions, amounted to € 859.8 million at the reporting date on February 28, 2007, compared with € 870.6 million in the previous year. Non-current liabilities increased from € 476.7 million to € 531.4 million. The increase in non-current liabilities by € 54.6 million is primarily due to taking up an unsecured borrowers' note loan amounting to € 80 million. Other non-current liabilities rose from € 11.3 million to € 18.4 million, mainly as a result of the increase in liabilities for part-time early retirement agreements. The non-current liabilities include deferred tax liabilities amounting to € 55.3 million (2005/2006: € 52.4 million). The repayment of mortgage loans payable upon final maturity facilitated a substantial reduction in current liabilities. This led short-term financial debt to fall by 71.2 % from € 106.0 million to € 30.5 million as of February 28, 2007.

Accounts payable and other liabilities rose by a total of € 3.0 million to € 232.0 million as of the reporting date (2005/2006: € 229.0 million).

Key Balance Sheet Figures of the HORNBACH-Baumarkt-AG Group

Key Figure	Definition	2.28.2007	2.28.2006
Equity ratio	Equity / Total assets	35.4 %	32.3 %
Return on equity	Annual net income / Average equity	13.7 %	6.1 %
Return on total capital	NOPAT [1] / Average total capital [2]	7.3 %	5.3 %
Debt/equity ratio (gearing)	Net debt / Equity	62.7 %	106.7 %
Additions to non-current assets, including advance payments for land		€ 86.7 million	€ 141.2 million
Net working capital	Current assets less cash and cash equivalents less accounts payable	€ 306.4 million	€ 407.4 million
Inventory turnover rate	Sales input / Average inventories	3.3	3.1

[1] "Net operating profit after tax". Defined as EBIT minus standardized tax rate of 38 % for HORNBACH Group
[2] Average total capital defined as average equity plus average net debt

Financing instruments not reported in balance sheet and rental obligations

In addition to the DIY megastores with garden centers owned by the HORNBACH-Baumarkt-AG Group and the DIY megastores with garden centers used on the basis of financial leasing agreements, there are 39 stores and one logistics center which are let from the associate company HORNBACH Immobilien AG or its subsidiaries, as well as 53 DIY megastores with garden centers which are let from third parties. Moreover, there are also a small number of additional leasehold, leasing, and rental agreements for pieces of land.

The obligations under rental, hiring, leasehold, and leasing contracts relate exclusively to rental agreements for which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the assets thereby leased pursuant to IFRS accounting standards (Operating Lease). The rental agreements principally relate to DIY megastores in Germany and other countries. The terms of the rental agreements amount to between 15 and 20 years, with subsequent rental extension options. The respective agreements include rent adjustment clauses.

At February 28, 2007, the obligations under rental, hiring, leasehold, and leasing contracts amounted to € 1,246.3 million (2005/2006: € 1,192.1 million). This increase is chiefly due to the rental agreements newly concluded with third parties for two DIY megastores with garden centers and for two builders' merchant centers. Moreover, one rental agreement with HORNBACH Immobilien AG was amended to account for extensions and a series of rental extension options were taken up during the 2006/2007 financial year.

Overall assessment of the earnings, financial and net asset situation

The HORNBACH-Baumarkt-AG Group performed well in very difficult market conditions in the 2006/2007 financial year and strengthened its market position. The company achieved a marked improvement in its earnings in spite of the tough price competition in Germany and the extreme weather conditions in some areas at the beginning of the financial year. We generated considerably more rapid sales growth than the sector as a whole, thus further extending our market position in Germany. Pleasing developments were reported by our international activities, which further expanded their share of sales and earnings. The expansion outside Germany has thus broadened the foundation for further growth and made the performance of the overall Group more independent of the difficult competitive situation in Germany. The equity ratio increased to 35.4 %. The capital structure and liquidity have improved. In view of the broad spectrum of financing sources available to the Group, we have a high degree of security and flexibility for financing our further growth. Overall, the economic situation of the Group is satisfactory.



Non-Financial Performance Indicators

New jobs created even without new store openings – Training quota of 8.8 % in Germany

At the reporting date on February 28, 2007, there were 11,577 individuals (2005/2006: 11,419) in active fixed employment at HORNBACH-Baumarkt-AG or at one of its subsidiaries. This is equivalent to an increase of 158, or 1.4 %, on the end of the previous financial year in February 2006. The number of employees in Germany rose from 7,579 to 7,766 (plus 187). At 3,811, the number of employees in other countries was almost at the same level as in the previous year (3,840). The growth in the total workforce was lower than in the previous year as a result of the store openings postponed to the current 2007/2008 financial year. As an annual average and converted into full-time equivalents, the overall HORNBACH-Baumarkt-AG Group had 10,091 employees (2005/2006: 10,046).

An average of 677 young people (2005/2006: 631) were provided with a training position in one of 13 different vocations in the year under report. The largest share of these were the 384 trainees aiming to qualify as retail sales personnel (2005/2006: 361). The training quota amounted to 8.8 % in Germany (2005/2006: 8.0 %). This underlines our social responsibility and our efforts to offer qualified training positions to as many young people as possible. Since 2002, almost 2,000 trainees have gained a foothold in the world of work at HORNBACH, benefiting from the career opportunities on offer at an international retail group.

Qualification plays a key role

Employees from the stores and administration departments participated in numerous training measures. 255 women and men took part in the management training program preparing them for promotion to subdivisional managers, assistant store managers or store managers. Since the past financial year, the programs enabling employees to be trained as store managers have been introduced across Europe.

As part of our specialist training, more than 3,400 employees received training from our suppliers in various merchandise divisions with the assistance of tailored programs in the 2006/2007 financial year. It should be noted in this respect that HORNBACH is the first company in the German DIY sector to certify its suppliers, i.e. only those suppliers who have taken part in our Train-the-Trainer measures are allowed to train our employees. Thanks to the close links with procurement departments and trend experts, it was possible to familiarize the sales personnel at the stores with the latest trends and product novelties at an early stage. HORNBACH has for the first time compiled a training calendar for every store in Germany, thus enabling each employee to compare all of the contents and objectives of the training measures with his or her respective level of knowledge and to take part in the relevant training measures if necessary. The rollout of specialist training programs to our foreign stores was launched at the end of the financial year.

The activities offered by the Training/Multimedia department enabled a further total of 2,180 employees in Germany and abroad to take part in 268 sessions training them for their daily work. We focus in this respect on blended learning concepts (combination of seminars and e-learning). The expenses involved in compiling the e-learning modules for these concepts were further optimized by using new tools. Not only that, the qualification of in-house trainers helps to develop and extend the level of expertise and competence among the workforce. 128 district trainers ensured that ongoing training measures with up-to-date contents were on offer at the stores.

Further enhancement of the HORNBACH format

HORNBACH has longstanding experience built up over several decades in the operation of large-scale DIY stores with garden centers. This is also reflected in the average store size, which has most recently risen to almost 11,000 m^2 (2005/2006: 10,600 m^2). This figure has not been matched by any other competitor among the leading DIY store operators in Europe. At the same time, we have a very homogeneous store network, with more than 80 % of our sales areas as of the reporting date relating to stores which are larger than 10,000 m^2.

The construction measures undertaken during the year under report focused on extending older stores into outlets of the latest generation with combined drive-in facilities (Type 6). During the 2006/2007 financial year, the store in Berlin-Bohnsdorf and the two Austrian locations in Bad Fischau and Gerasdorf in Greater Vienna were converted into Type 6 stores while maintaining ongoing operations.



The average size of these stores thus increased from around 11,600 m^2 to 15,000 m^2. The number of Type 6 stores had therefore risen from twelve to 15 by the end of the financial year. The drive-in concept is intended to enable customers to load cumbersome and heavy goods, such as construction materials, conveniently and directly into their vehicles, to combine this with purchases in the DIY store, and to pay for all of these goods at one checkout. HORNBACH has thus underlined its traditional competence in the retail of construction materials. Thanks to the stocking of the quantities also required for very large projects, numerous service measures, attractive opening hours, and easy accessibility, this concept is increasingly attracting professional customers as well.

Moreover, we are also working continuously on gradually bringing older stores in line with the latest standards and on enhancing operating processes to enable customers' wishes to be met even more closely. These measures include signs, shelving measures, adjustments to the layout of the stores, and the further enhancement of the product range. When transferring proven concepts to old and new sales areas (best practice approach), we are able to benefit from the homogeneity of our national and international store network.

Once again Number 1 in consumers' favor

The guiding principle underlying the ongoing enhancement of the HORNBACH concept is the focus on the needs of our project customers. The key criteria for our customers include the easy accessibility of the stores, the stocking of large quantities of articles, the attractive presentation of merchandise, the highest levels of competence in the composition of the product ranges and in the provision of specialist advice, and not least a reliable price strategy. As proven by a series of consumer surveys and sector studies, HORNBACH once again further sharpened its profile as the preferred DIY store for project-oriented customers in the past year, thus successfully differentiating itself from its competitors.

For the second time since 2005, there is no other large DIY chain with which German home improvement customers are as satisfied as they are with HORNBACH. This is the finding of the "Kundenmonitor Deutschland 2006" survey undertaken by the Munich-based company Servicebarometer AG. More than 6,000 DIY customers were surveyed within this, the most important consumer survey in the German retail sector. With an average grade of 2.33 for overall satisfaction (2005/2006: 2.35), HORNBACH has further extended its head start over the competition. HORNBACH received the best marks for the individual criteria of product range selection and variety, product quality, service offerings, and value for money. Equally important for us is the fact that customers awarded HORNBACH top position in the comparison of prices, product range, and service offerings with those offered by the competition. This means that the renowned study has also confirmed our price leadership.

This is not only the case in Germany. HORNBACH has been voted the best DIY store in the Netherlands for the second consecutive year. This was the finding of the "Best Store Chain in the Netherlands" consumer survey undertaken by the specialist magazine Elsevier Retail. With almost four hundred thousand consumers taking part, this represents the largest study of its kind in the Dutch retail sector. Our company was clearly ahead of its DIY competitors in our neighboring country, especially in terms of its product range and prices. In Switzerland, the authors of a study undertaken by the College of Technology and Business in Chur came to the conclusion that in a comparison of prices undertaken at DIY stores within Switzerland, HORNBACH was once again by far the least expensive.

Cases where customers are not satisfied with their shopping experience at HORNBACH are handled by our complaints management system. This provides us with important indications as to the strengths and weaknesses of operations at our stores and thus acts as a management instrument for optimizing customer satisfaction levels. Each problem is solved in cooperation with the HORNBACH stores in a maximum of one to two days. In the case of product complaints, the procurement department and the supplier are also informed. Complaints are evaluated on a monthly basis. The trend is positive – 854 cases were processed in 2006, equivalent to a further decline of around 7 % on the previous year.

HORNBACH awarded the 2006 German Retail Prize

In October 2006, our group of companies was awarded the "Management Achievement of the Year 2006" German Retail Prize by the Association of German Retailers (HDE). In the reasons for its decision, the jury commented that HORNBACH had consistently relied on quality and customer satisfaction. This was evidenced by a superb image among consumers and great brand strength. "In the management of the company, long-term objectives always have priority over short-term success," continued the commentary. The company's creative communications not only ensured that customers were constantly reminded of the products on offer, but also helped to improve the image of the DIY sector as a whole. The members of the jury highlighted the fact that HORNBACH had not taken part in the battle for ever greater discounts, but had rather relied on transparency in its pricing policies. Finally, "this has resulted in above-average growth, both in absolute terms and on a like-for-like basis, superb surface productivity, and a pleasing earnings performance in a stagnating overall market."

Pricing policy based on transparency and reliability

The pressure on prices lost none of its intensity in the past financial year. In this competitive climate, we were uncompromising in our adherence to our credible permanent low price strategy, which enabled us to differentiate ourselves from the discount campaigns undertaken by competitors. We see this as providing the best foundation for achieving sustainable, above-average growth and high earnings power in the long term. Within the debate surrounding hidden price increases in the German retail sector in the run-up to the increase in sales tax, we communicated at an early stage that HORNBACH would factor the higher sales tax rate of 19 % into its retail prices after the beginning of the new year in 2007. Our aim is to retain customers at HORNBACH on a permanent basis by providing the highest possible degree of transparency, reliability, and honesty in our pricing policies.

Logistics successfully working with new warehouse management system

One key success factor in the operation of DIY megastores with garden centers across Europe is our sophisticated merchandise management system in conjunction with our homogeneous store network. HORNBACH has created a competitive advantage for itself in the form of its logistics concept, which has achieved recognition in the international retail sector. Its logistics system combines direct supplies to stores, indirect deliveries via central warehouses, and cross docking.

The third logistics center of the HORNBACH Group, which commenced operations in Vilshofen near Passau in Lower Bavaria in October 2005, successfully passed the test in its first year of operations, even managing to exceed service expectations. This has enabled the level of service to be enhanced for the HORNBACH stores in South-Eastern Germany, Austria, the Czech Republic, and Slovakia, as well as facilitating a reduction in transport costs.

At the end of the year, Essingen was the first logistics center to be converted to the new SAP warehouse management system specially adapted to HORNBACH. The conversion ran smoothly, without any interruption to the supply of the stores. Productivity enhancements were already apparent after just a few weeks. The conversion of the other logistics centers will be completed in the first half of the 2007/2008 financial year.

With its logistics centers, HORNBACH is also making a sustainable contribution towards protecting the environment. The pooling of supplier deliveries enables thousands of truck journeys to be avoided. Moreover, the railroads are used for transportation, for example of imported goods from Hamburg to Regensburg. Only then are the containers transferred by truck to the logistics center near Passau.



-STAR
15°-90°

Further optimization of merchandise system

The IT division focused during the 2006/2007 financial year on optimizing and consolidating the integrated merchandise system. In particular, the user surface of the software at the stores was revised in order to better align store sales and order processes to customer requirements. The rollout of this new solution will be continued in the 2007/2008 financial year. At the same time, merchandising processes across the Group are to be accelerated by extending the functionalities within an integrated solution.

A further focus involved the conversion to the increased sales tax rate of 19 % as of January 1, 2007. Many millions of labels had to be printed and applied to products at the German stores within a very brief period. By working with our IT systems, our stores were able to handle this volume in a short time. Within the framework of our expansion, the entry into the Rumanian market had to be prepared in the IT systems in time for March 1, 2007, with the systems being adapted to legal requirements in that country. This already provides evidence of the advantage of our integrated system landscape, which was available to the Rumanian administration employees at short notice.

Advertising generates high awareness levels

In the past financial year, HORNBACH continued to set standards in terms of its TV and print advertising campaigns, once again winning an abundance of international advertising prizes (e.g. New York Advertising Festival, EPICA Awards, Mobius Awards, ADC Deutschland, "Golden Dog" Austria). The aim was and remains that of arousing consumers' passion for home improvement and of motivating people to tackle large-scale projects in their homes, flats and gardens. The message is that there is no better feeling than looking back with pride on an accomplished project and being able to say, "I did it myself!" Two examples of this message are provided by the campaigns "Do it yourself" and "You've got what it takes".

The autumn campaign "Ron Hammer" set a benchmark in terms of the handling of new media, particularly by making use of Web 2.0 and the possibilities it offers. The skilful linking of a viral video distributed on the internet about a fictitious motorbike stuntman aiming to jump over a HORNBACH DIY megastore with a traditional TV advertising campaign attracted great attention – first on the internet, then in the press, and finally across the whole advertising industry. On October 31, 2007, the current affairs program "Akte 06" included a ten-minute contribution on the "advert which everybody is talking about in Germany". These campaigns were supplemented with clear, informative advertising booklets intended to provide our customers with optimal support when implementing their projects. Alongside the products, the advertising booklets therefore always provide information on working steps, tips and tricks, and relevant services. Booklets such as "Wohnwelten" (living worlds) illustrate decorative possibilities in various styles which can easily be implemented with HORNBACH.

Permanent low prices and the resultant reliability for project customers represent an important aspect of HORNBACH's strategy. The communication of this price strategy forms a major component of the company's advertising and is repeatedly highlighted in a targeted manner in adverts in the print media, as well as in television and radio adverts. The advertising brochures are also made available together with a large quantity of additional information at the company's homepage (www.hornbach.com).

Corporate social responsibility

Over and above its actual business activities, the HORNBACH Group is committed to responsible, socially-oriented entrepreneurship. One example of this commitment is the HORNBACH Foundation "People in Need", which supported 33 individuals and six organizations with donations totaling more than € 100,000 in 2006. HORNBACH set up this foundation in 2002 when the flood catastrophe along the Danube and the Elbe, as well as their tributaries, placed many people in a situation of very severe existential difficulty. The foundation's endowment of one million euros was contributed not only by the company and its employees, but also by the Hornbach families and by business partners. This provided some alleviation for the flood damage, in some cases massive, suffered by 32 colleagues in Germany, Austria, and the Czech Republic.

The waters receded and the damages were remedied, but the Foundation continued its activities. Since then, the Foundation has provided financial assistance to alleviate 108 cases of social hardship. These generally involved the individual fates of HORNBACH employees, as well as of people from outside who approached the company for assistance. The inquiries came not only from Germany, but also from the Netherlands, Austria, Switzerland, and the Czech Republic. Fatalities, accidents, severe disabilities, and disease had brought these individuals into situations of extreme need.

Furthermore, the Foundation has also supported welfare projects, including some in distant countries, which involved projects such as allaying people's need in India by supplying a water preparation plant or helping to remedy the homelessness of street children in Brazil. Further aid projects were supported in Russia, Belarus, South Africa, Senegal, Sierra Leone, Nicaragua, as well as in Sri Lanka following the tsunami catastrophe. Since its establishment, the HORNBACH Foundation has provided assistance to 123 individuals and organizations and donated more than € 500,000 for this purpose. However, the company's social commitment is not restricted to the work of the Foundation, but also includes projects to promote children and young people. These are supplemented on a sporadic basis by projects involving the preservation of historic monuments. Moreover, the company is also a member of the association called "Show your true colors! Campaign for a tolerant Germany". This organization, which acts under the patronage of the former Federal Chancellor, Gerhard Schröder, is committed to encouraging people to take a stand against xenophobia, racism, anti-Semitism and all forms of right-wing violence.



Du hast Deutschland mit aufgebaut.
Also lass Dir nicht erzählen,
wie man renoviert.
HORNBACH
Es gibt immer was zu tun.



Other events during the year under report

There were changes in the composition of the Board of Management of HORNBACH-Baumarkt-AG during the 2006/2007 financial year. Susanne Jäger, longstanding Group Procurement Director at the Decoration product division (paint/wallpaper/flooring), was appointed by the Supervisory Board to be a member of the Board of Management with effect from December 1, 2006. She has taken over the "Operating Procurement" division. Her area of responsibility includes the management of regional merchandising and store development. The company's Board of Management has since consisted of five members. The change in personnel was accompanied by a partial reorganization of management board divisions. Steffen Hornbach (Chairman of the Board of Management) is now responsible for the IT, logistics, communications, and company development divisions. Manfred Valder retains responsibility for strategic group procurement and has taken over responsibility from Steffen Hornbach for the operating management of the stores. The responsibilities of the Financial Director, Roland Pelka, and the Marketing and Human Resources Director, Jürgen Schröcker, have remained basically unchanged.


x:12
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VELU

Events after the reporting date

There have been no events between the conclusion of the 2006/2007 financial year and the printing of this annual report which are of significance for the assessment of the net asset, financial or earnings position of HORNBACH-Baumarkt-AG or of the HORNBACH-Baumarkt-AG Group.

Dependent Company Report

A report has been compiled for the 2006/2007 financial year pursuant to Section 312 of the German Stock Corporation Act (AktG) in respect of relationships to associated companies. With regard to those transactions requiring report, the report states: "Our company has received adequate counterperformance for all legal transactions executed with associated companies in accordance with the circumstances known to us at the time at which the legal transactions were executed and has not been disadvantaged by such transactions. No measures requiring report arose during the financial year."

Compensation Report

The compensation report presents the basic features and structure of the compensation of the Board of Management and the Supervisory Board. It forms a constituent component of the group management report and, with the exception of the disclosure of individual compensation, is based on the requirements of the German Corporate Governance Code.

Compensation of the Board of Management

The level and structure of the compensation of the Board of Management are based on the size of the company, its economic and financial situation, and the performance of the company within its competitive environment. Moreover, the overall compensation and the individual components of such compensation should stand in an appropriate relationship to the responsibilities of the respective member of the Board of Management, his or her personal performance, and the performance of the Board of Management as a whole.

The compensation of the Board of Management consists of fixed and variable components. The compensation system of the Board of Management comprises an agreed fixed annual salary, which is paid in equal monthly installments. Furthermore, the members of the Board of Management receive an annual bonus which is paid upon the consolidated financial statements being approved by the Supervisory Board. The size of the annual bonus is based on the level of consolidated net income.

As components of a long-term incentive nature, the members of the Board of Management were allocated share options in four tranches (2000-2003) within the framework of the 1999 share option plan. The share option program is based on the achievement of ambitious target prices for the share of HORNBACH-Baumarkt-AG. In the 2006/2007 financial year, all tranches had exceeded their respective exercise hurdles. Details of the share option plan have been provided under Note 35 of the notes to the consolidated financial statements.

The total compensation paid to the Board of Management of HORNBACH-Baumarkt-AG for the performance of its duties for the Group during the 2006/2007 financial year amounted to € 2,525k (2005/2006: € 2,151k). Of this total, € 875k (2005/2006: € 1,103k) constituted fixed compensation and € 1,650k (2005/2006: € 1,048k) involved performance-related components. As of the reporting date on February 28, 2007, the members of the Board of Management held a combined total of 21,790 shares in HORNBACH-Baumarkt-AG (2005/2006: 19,940). Given the size and market position of the company, we believe that the total compensation of the Board of Management is appropriate. At the 2006 Annual General Meeting, shareholders voted with a three-quarters majority to forego the disclosure of the compensation of members of the Board of Management on an individual basis up to and including the 2010/2011 financial year (opting-out clause).

The employment contracts of members of the Board of Management do not include severance packages.

Compensation of the Supervisory Board

The compensation of the Supervisory Board is governed by Section 15 of the Articles of Association of HORNBACH-Baumarkt-AG. In line with the Articles of Association, the compensation of the members of the Supervisory Board consists of a fixed component and a variable component based on the dividend. In addition to the reimbursement of his or her expenses, each member of the Supervisory Board receives annual fixed compensation of € 6,000 payable upon the conclusion of the Annual General Meeting and a performance-related component depending on the resolution adopted by the Annual General Meeting in respect of the appropriation of profits and thus on the dividend distribution.

The Chairman receives twice and the Deputy Chairman 1.5 times the fixed and performance-related compensation. Members of the Supervisory Board who also sit on the Audit Committee receive an additional sum of € 3,000. Members of the Supervisory Board who sit on another committee or on several other committees of the Supervisory Board receive an additional sum of € 1,500 per committee. Members of the Supervisory Board acting as the chairman of a Supervisory Board committee receive twice the respective committee remuneration. Members of the Supervisory Board who are only members of the Supervisory Board for part of the financial year receive proportionately lower compensation.

The compensation of the Supervisory Board for the 2006/2007 financial year amounted to € 188k (2005/2006: € 172k). Of this total, € 119k (2005/2006: € 103k) constituted fixed compensation and

€ 69k (2005/2006: € 69k) involved performance-related components. The members of the Supervisory Board held a total of 19,030 (2005/2006: 32,265) shares in HORNBACH-Baumarkt-AG at the reporting date.

The compensation of the individual members of the Supervisory Board can be derived from the Articles of Association and from the disclosures made in the notes to the consolidated financial statements and has therefore not been reported separately.

Risk Report

Risk management at the HORNBACH Group

The Board of Management of HORNBACH-Baumarkt-AG is committed to risk-conscious corporate management which accords top priority at all times to safeguarding the continued existence of the overall company and its subsidiaries. The risk management implemented by the Board of Management is intended to achieve ongoing enhancements in the early identification of risks with the aim of managing such risks proactively, as well as achieving a continuous optimization in the company's opportunity/risk profile.

Principles underlying risk policy

The generation of economic profit necessarily involves the taking of risks. Nonetheless, no action or decision may entail any threat to the continued existence of the company or of any of its operations. As a matter of principle, the Group does not enter into any risks which relate neither to its core processes nor to its supportive processes. Core processes involve the development and implementation of the respective business models, the procurement of merchandise and services, location decisions, the safeguarding of liquidity, and the development of specialist and management personnel. Any earnings risks entered into have to be justified by an appropriate level of expected return. The relevant key figures in this respect are based on the return on the capital committed. Risks which cannot be avoided have to be insured against, to the extent that this is economically expedient. Residual risks have to be controlled by means of a range of risk management instruments.

Organization and process

Responsibility for risk management lies with the overall Board of Management, which is supported by the Director of Risk Management.

The risk managers at the Group's operations in Germany and other countries are responsible for taking suitable measures to manage the risks in their area of responsibility. The risk managers are supported by a risk controller in the identification and evaluation of risks and in the determination of appropriate measures to manage such risks.

Risks are evaluated in terms of their implications and their probability of occurrence. In cases where they cannot be quantified, they are assessed in terms of their qualitative implications. The target figures used at the Group (including EBIT) serve as basis for reference in this respect.

The risks are updated on a quarterly basis and reported to the Board of Management. The Supervisory Board and the Audit Committee discuss the current risk situation on a half-yearly basis. In addition to this scheduled reporting, ad-hoc reporting structures are also in place for risks arising unexpectedly and have been implemented in the risk management process.

Financial risks

Financial risks comprise foreign exchange risks, interest rate risks, liquidity risks, and credit risks.

Foreign exchange risks

The increasingly international business activities of the HORNBACH Group result in rising foreign currency requirements both for the handling of international procurement and for the financing of objects of investment in foreign currencies. Any change in the exchange rate between the euro and the procurement currencies (chiefly the US dollar) could have a direct negative impact on earnings. Open foreign currency positions which could have a significant influence on the annual earnings of the Group are therefore largely secured by hedging transactions (forward contracts). Risks relating to foreign currency loans are hedged via the earnings of country companies operating in the same currency (natural hedging).

Interest rate risks

Interest rate exchange agreements (interest swaps) and interest limitation agreements (interest caps) have been concluded in order to safeguard the interest rate on existing liabilities. The interest swaps enable floating interest rates on loans to be exchanged for fixed interest rates, thus securing the interest payments on loans which could have a significant influence on the annual earnings of the Group.

Liquidity risks

The acquisition of land, investments in DIY megastores with garden centers and the procurement of large quantities of merchandise require liquidity to be permanently available. The financing of the company's further expansion is secured by the inflow of funds from the operating cash flow and sale and lease back transactions, as well as by bilateral bank loans, a syndicated credit line amounting to € 200 million and not least by the issuing of a bond amounting to € 250 million by HORNBACH-Baumarkt-AG in the 2004/2005 financial year. The information required for efficient liquidity management is provided by rolling group financial planning with a twelve-month budgeting horizon, which is updated on a monthly basis, as well as by a daily financial forecast. At present, no liquidity risks are discernible.

Credit risks

The company limits the risk of any financial loss resulting from the default of a contractual partner by working exclusively with partners of first-class creditworthiness and by selecting banks which belong to



the collective deposit security fund. The company's retail format (cash and carry) means that the risk of receivables default in the operative divisions is already considerable reduced.

Further detailed information concerning financial risks has been provided under Note 34 in the notes to the consolidated financial statements.

External risks

Macroeconomic and sector-specific risks

The dependency of HORNBACH DIY megastores with garden centers on general macroeconomic developments and levels of disposable household income may become apparent in the form of unwillingness on the part of customers to make purchases in periods of low economic growth. In general, the markets of relevance to HORNBACH are subject to differing economic developments. A significant dependence on economic developments in Germany can nevertheless be discerned.

The further expansion into other European countries is intended to achieve an ongoing diversification of risk. Furthermore, the company generates a considerable share of its sales with seasonal articles, whose turnover is notably affected by external factors, such as weather conditions.

Natural hazards

The climate change observed around the world also directly affects HORNBACH locations in Germany and other European countries. In addition to natural catastrophes (e.g. flooding), the HORNBACH Group is also exposed to risks resulting from fire and explosions. The principal natural hazards and any potential interruption to operations resulting from such risks are covered by group-wide insurance policies.



Operating risks

Location and sales risks

Investments in unsuitable locations could have a significant negative impact on the earnings power of the Group. In the interests of minimizing such risks, investments in new locations are therefore made on the basis of detailed market research analysis, with investment decisions being taken on the basis of dynamic investment calculations and sensitivity analyses. The risk of unsatisfactory sales performance as a result of additional factors, such as customer behavior and the local competitive situation, can nevertheless not be entirely excluded. Ongoing investments have to be made in locations and in enhancing customer service levels in order to maintain the company's competitiveness, especially in countries with low market growth and intense competition.

Procurement risks
An efficient early warning system has been developed to avoid the loss of major suppliers. The overall Group has a total of three central warehouses in order to reduce the risk of any interruption to the logistics chain and to optimize the supply of merchandise. In its procurement of merchandise, HORNBACH is subject, among other risks, to that of increasing purchasing prices for articles involving a high share of crude oil, copper or steel as a result of volatile prices on the international commodities markets.

Legal risks

Legislative and regulatory risks
As a result of its business activities in various countries, the HORNBACH Group is subject to various national legislative frameworks and regulations. Legislative amendments may therefore result in a higher level of compliance costs. In addition to risks such as those relating to damages claims due to infringements of patents or industrial property rights or of damages resulting from environmental or product liability, the future earnings situation of the Group may also be negatively affected in particular by any tightening up of national construction laws or by regulations governing the acquisition of land.

Risks relating to legal disputes
In the course of their business operations, the companies of the HORNBACH-Baumarkt-AG Group are inevitably confronted with judicial and extrajudicial claims on the part of third parties. At present, HORNBACH is not involved in any current or foreseeable court or arbitration proceedings which could have any significant impact on the economic situation of the Group.

Management and organizational risks

IT risks
The management of the HORNBACH Group is heavily dependent on high-performance information technology (IT). The ongoing maintenance and optimization of the IT systems is undertaken by highly qualified internal and external experts. The company avoids any unauthorized data access, as well as the misuse or loss of data, by using appropriate up-to-date virus software, firewalls, adequate access and authorization concepts and by maintaining backup systems. Appropriate emergency plans are in place for unexpected breakdowns in IT systems.

Personnel risks
The deployment of highly motivated and qualified employees represents one of the foundations for HORNBACH's success. This pillar of the corporate culture is therefore of great significance for the overall Group. The maintenance of employee satisfaction levels is evaluated by employee surveys undertaken by external service providers on a regular basis. Employee qualification levels are improved on an ongoing basis by means of appropriate training and development measures. In its retention of highly qualified specialist and management personnel, however, HORNBACH is dependent on a variety of external factors, such as overall developments on the labor markets or in the sector.

Overall assessment of the risk situation

There were no risks to the continued existence of the HORNBACH-Baumarkt-AG Group in the 2006/2007 financial year. From a current perspective, there are also no discernible risks which could threaten the continued existence of the company in future or which could encroach on its earnings, financial or net asset situation to any notable extent.

Outlook

The European DIY sector will continue to provide HORNBACH with attractive growth opportunities in future. Significant momentum is provided in this respect by the economic framework in Europe, sector trends, changes in consumer behavior, and the further development of the company's strategy.

Macroeconomic opportunities

Based on estimates compiled by economists, the global economy will continue to show a high level of growth. At just under 5 %, however, the rate of growth will slow down slightly in the current year and in 2008. Reports of a crisis in the US mortgage market led to uncertainty in early 2007, unsettling international stock markets and providing at least an indication of a potential slowdown in economic growth in America. The direction and strength of future global growth also continue to depend on the development of the oil price, which remains volatile. Although commodity prices were down on 2006 levels at the beginning of the year, the structural shortage continues to apply. The global imbalances reflected in the current account balances of various regions continue to harbor risks for the global economy. On the other hand, shifts in exchange rates or an end to the excesses seen on the US real estate market can be taken as signs that these imbalances are being reduced in a controlled manner. Moreover, in spite of the favorable global environment, the possibility of sudden risks arising, such as a collapse in the dollar exchange rate, drastic hikes in short-term interest rates or a recession in the USA, cannot be excluded. It would then remain to be seen whether the high-growth emerging markets in Asia and the now more robust economy of the European Union would be able to absorb such factors without any further consequences.

The European economy seems to be well on course towards maintaining the pace of growth seen in 2006 in 2007 as well. Based on the interim forecast published by the European Commission (February 2007), the gross domestic product of the EU as a whole is set to grow by 2.7 % in 2007 and that of the euro area by 2.4 %. This represents an increase of 0.3 percentage points compared with the autumn forecast. According to the ZEW (Centre for European Economic Research), the median value of two-year forecasts issued by German bank economists and research institutes for economic growth in the euro area amounts to 2.1 % in each case. The upturn is largely being driven by domestic demand, i.e. by consumer expenditure and capital expenditure. According to the European Commission, favorable expectations as to inflation and positive developments on the labor markets will boost disposable income and thus support consumer expenditure.

With regard to the Federal Republic of Germany, the EU Commission most recently expected to see economic growth of 1.8 % in the current year. The Commission has thus raised its growth forecast for Germany substantially since November 2006, now that it is apparent that the impact of the sales tax increase is less severe than had been feared. According to the Annual Economic Report issued by the Federal Government, the buoyant development of the economy is having a sustainable positive effect on the labor market. Unemployment is expected to decline by almost half a million in 2007, which could then lead to an unemployment rate of 9.6 % (2005/2006: 10.8 %). The ongoing rise in employment levels has a crucial role to play in achieving a gradual and permanent increase in consumer demand. A major wage round is due to take place in the first half of 2007. Given the pleasing economic situation, this will have to involve enabling employees to participate to a suitable extent in the success of their companies, while at the same time safeguarding employment-friendly wage policies to provide the upturn with a longer-term perspective.



Sector-specific opportunities

The retail business with DIY and home improvement products in the core market of Germany has the opportunity in 2007 of benefiting from the ongoing economic upturn and the positive trend seen in the construction industry. Moreover, there are increasing signs that the negative impact of the sales tax hike on consumer expenditure is probably only of a temporary nature and that this will be more than offset by a renewed increase in consumers' propensity to spend in the course of the year. The tangible recovery on the labor market will boost consumer confidence and foster consumers' motivation to renovate, refurbish or extend their own houses and flats. The BHB sector association has forecast marginal sales growth of 1 % to 2 % for this year.

In spite of the favorable overall economic climate, there will be no letting up in the consolidation pressure within the DIY store and garden center sector. In view of the ongoing presence of excess capacity in the German market, which even company mergers or the closure of individual locations which are no longer profitable will only be able to change in the longer term, the competition in terms of price and quality is expected to remain intense. This situation requires companies to be competitively structured both in terms of their business operations and of their conceptual frameworks. Thanks to our unique large-scale retail format and our structural advantages, which are reflected in particular in the fact that we have the highest level of surface productivity among the top ten DIY players in Germany, we also see the German market as harboring potential for further growth. This belief is backed up by several factors.

- The question of **overcapacity** in the densely occupied German market has to be viewed from a variety of angles. Much depends on competitive conditions in the respective catchment areas. On a local and regional level within Germany, there are still conurbations with below-average coverage with DIY stores with garden centers. We aim to step up our expansion in these regions in future.

- DIY and home improvement stores have still not fully exhausted their **customer potential** in Germany. This distribution channel covers considerably less than half of the estimated DIY market volume in Germany. The majority of DIY products are purchased in specialist retail stores, at builders' merchant outlets or via other distribution channels. By comparison, in the UK and France, the second and third-largest European markets after Germany, more than half of the demand for DIY products is covered by DIY stores. This indicates that there is potential for DIY stores if they succeed in gaining market share from competing sales formats by means of appropriate customer focus and concepts. We believe that we are well positioned in this respect with our attractive large-scale concept.

- Home improvement and the pleasure gained by consumers from designing their own living space mean that DIY remains very popular as a **leisure activity**. Numerous home improvement programs on television motivate consumers to improve their homes, flats, and gardens themselves and also to implement larger-scale renovation projects. HORNBACH has a very clear focus on the project customer target group and thus has above-average growth opportunities compared with its competitors.

- Germany still has one of the lowest rates of home ownership in Europe. This is an indication of there being potential to catch up, which could support **construction activity**, as well as generating higher demand in the DIY sector.

- **Construction work on existing buildings** (modernization and renovation market) can be expected to be even more significant for medium and long-term demand at DIY stores and garden centers. More than 80 % of flats were built more than 20 years ago. Only one in ten rented apartments was built later than 1990. More than 75 % of rented apartments are more than 30 years old and in many cases fail to meet current standards in terms of living space, comfort, facilities, and energy efficiency. Given that the value of the property will decline unless renovation measures are undertaken, the need for construction services and products can be expected to increase. The renovation sector stands to benefit from two factors in the coming years:

  On the one hand, experts estimate that around € 145 billion is bequeathed between generations in Germany every year. Half of all **inheritances** also involve property. The transfer of such property to the new generation in many cases also triggers a decision to undertake renovation work or refurbishment.

  On the other hand, rising energy costs and climate protection mean that **energy efficiency** is becoming an increasingly important topic, a process which is being accompanied by corresponding legislation. In line with the Energy Saving Ordinance, the Federal Government intends to require house owners to present an "Energy Pass" concerning energy consumption levels at their property from January 1, 2008, thus implementing a corresponding EU Directive. This needs-based energy pass will be obligatory for buildings with up to four apartments built before 1978. The pass provides tenants and buyers of apartments and houses with information on the condition of the building, oil or gas consumption levels, heat insulation, and incentives for renovation. Individuals hoping to obtain support from public sector subsidy programs in future will be required to present their needs-based energy passes.

  The **modernization market** will play a more important role for the DIY store and garden sector in future than at present. With the competence of its range of products and services, HORNBACH has already prepared for this growth market at an early stage.

We continue to see above-average growth opportunities outside Germany. This is due on the one hand to the greater dynamism of economic developments in the foreign countries in which HORNBACH operates. Especially in Eastern Europe, the increase in income in real terms, the ongoing boom in housing construction, and consumers' enthusiasm for home improvement measures provide the construction industry and the DIY stores with garden centers with a promising basis for increasing their sales and earnings. On the other hand, the intensity of competition and number of competitors in the DIY megastore with garden center segment are considerably lower in many countries than is the case in Germany or Austria. Thanks to their attractive product ranges and price structures, players operating DIY megastores with garden centers have succeeded in recent years in expanding their market share at the expense of small and medium-sized domestic retailers.

The success of our business performance in Europe justifies our further international expansion and, by diversifying risks, will make us more independent of the difficult market conditions in Germany.



Strategic opportunities

Our aim is to continually expand HORNBACH's position in the European DIY market by means of organic growth. Our sales and profitability are to be sustainably increased by expanding our internationally successful retail format. This involves focusing on the further strategic enhancement of our concept and the expansion of our store network at locations with above-average growth potential in Germany and abroad. Account will also be taken of the opportunities resulting from the changes in the underlying economic and sector conditions referred to above.

- The company's strategy is focused on the concept of projects. HORNBACH is increasingly able to differentiate itself from its competitors with this approach, which is reflected in its product range, service, and pricing policies. This **unmistakable differentiation** is necessary for the active promotion of the consolidation process, especially in Germany. Our solid financial resources, our public corporate rating, and the flexibility available to us in refinancing the business on the capital market will enable us to invest considerable sums in differentiating HORNBACH's format in future as well.

- One unshakable component of our strategy is that of a reliable **permanent low price policy**. We believe that we are better able to retain customers at HORNBACH in the long term by offering them and guaranteeing the best market price on a permanent basis. In particular, our main target group of project customers, who often undertake large-scale renovation work, needs to be able to budget in the long term. This is hardly possible with temporary discount campaigns.

- We believe that we are excellently positioned in the sector with regard to the ever more important **market for modernization** and the increasingly strict legal requirements governing the **energy efficiency of buildings**. In the past we have successfully launched complex projects, such as the insulation of facades or the replacement of central-heating boilers, as "Project Shows" at the stores. Our competence in terms of specialist advice and the selection of the right product ranges for customers played a key role in this respect. These activities are to be further expanded. Moreover, considerable sales potential is also provided by public sector programs subsidizing the energy-efficient renovation of old properties. In view of this, we offer an extensive database on our homepage (www.hornbach.de) enabling customers to research around 4,700 different subsidy programs provided on federal, state and district levels, as well as those provided by energy supply companies. The public sector subsidizes new construction projects and the renovation of existing building stock, as well as projects relating to listed buildings and ensembles.



- We see the **Buy-it-yourself (BIY)** or Do-it-for-me market segment as harboring promising growth potential. This segment includes the target group of those customers who are on the lookout for solutions for their home improvement projects and who wish to purchase the product ranges themselves, but who then prefer to have the work undertaken by a specialist. We also view this market segment within the broader context of the aging population in Germany and other parts of Europe. To tap this potential, we have extended our range of tradesperson services. It is possible, for example, to have an entire bathroom renovation or the complete replacement of heating equipment handled with HORNBACH acting as the general contractor guaranteeing the punctual and correct execution of the work involved and assuming responsibility for the warranty.

- Furthermore, we are expanding our range of services, information, and advice in order to attract **new customer groups** to HORNBACH. This range includes home improvement demonstrations at the stores intended to motivate customers to do it themselves, special workshops for women, and the targeted use of step-by-step displays. These measures are backed up by the promotion of skills on the part of the store personnel with the aim of achieving a further increase in product expertise and advisory competence, and thus in customer satisfaction. Our DIY megastores with garden centers are also increasingly of interest to professional customers. Generous opening hours, the stocking of large quantities, and the rapid handling of purchases at our drive-in stores and builders' merchants outlets make HORNBACH an attractive alternative to traditional retail or wholesale procurement sources.

- The exploitation of opportunities is not limited to further enhancing our concept or accessing market segments. We are also focusing on **optimizing our operating processes**. We are analyzing cost structures at the stores and locating savings potential with the assistance of best practice approaches. Moreover, the processes involved in store organization, sales, and the links to procurement are subject to a process of ongoing enhancement. This is expected to have a sustainable positive impact on the Group's sales and earnings performance.

- We will further promote the **internationalization of group procurement** in future. Our strategic, long-term partnership with suppliers is of key significance in this respect. This partnership is of benefit to both sides. It provides suppliers with the opportunity of drawing on HORNBACH's logistics to grow outside their previous sales regions and enables HORNBACH to optimally adjust its project-related product selection to regional requirements in the various countries and to achieve improved margins as a result of benefits of scale. Based on the motto "Accompanying HORNBACH into the future", HORNBACH-Baumarkt-AG has for the first time awarded prizes to twelve strategic suppliers of the Group in five countries. This distinction is intended to honor the longstanding cooperation of these suppliers with our company, and in particular the successful development of joint projects and their ongoing support of our company's growth.

- Moreover, our **operative cooperation with Kingfisher**, the largest DIY Group in Europe, will also make an important contribution to our economic success. This provides HORNBACH with even broader access to global procurement markets, especially in the Far East. HORNBACH's import department has direct access to the resources of Kingfisher's procurement offices around the world. We will further intensify our projects in the field of international procurement and in the development of private label products.

Outlook

The medium-term company planning has a budgeting horizon of five years and provides for an average rate of seven new store openings per year. Depending on the progress made in the building permit and construction planning stages, the opening of some stores may be rescheduled within these years. It can be assumed that an average of more than half of the new stores opened in the coming five years will be located outside Germany. A weaker level of like-for-like sales growth has been assumed in this respect for Germany than for other European countries.

Expansion

HORNBACH has planned a total of up to 13 new store openings in the 2007/2008 and 2008/2009 financial years, of which up to eleven are located outside Germany. The current financial year up to the publication of this Annual Report has already seen the opening of new locations in Munich-Freiham and Darmstadt, as well as in Alblasserdam (Netherlands). These involve DIY megastores with garden centers of the latest type with integrated drive-in facilities. Two further new stores are expected to be opened in other European countries by the end of February 2008. We will be celebrating our entry into the Rumanian market in the summer of 2007 with the opening of our first store in Bucharest. This Eastern European growth market will be the eighth country outside Germany in which we operate our DIY megastores with garden centers. The expansion will then be rounded off by a further location in the Czech Republic. Overall, based on the expansion planned for the current and coming financial year, the number of HORNBACH DIY megastores with garden centers will increase to 133 by the end of February 2009 (February 28, 2007: 120).

Investments

The investments budgeted for the HORNBACH-Baumarkt-AG Group are expected to amount to between € 100 million and € 150 million in the 2007/2008 financial year and to between € 150 million and € 200 million in the 2008/2009 financial year. The overwhelming share of these investments will be channeled into the construction of new stores. The investments will mainly be financed by drawing on the free cash flow from operating activities, liquidity from the corporate bond, the borrowers' note loan, and by the release of funds resulting from sale and lease back transactions.



Business performance

Taking due account of the opportunities and risks involved in future developments, we are confident that our sales growth during the forecast period will exceed average growth rates in the sector. Consolidated sales are expected to show medium-range single-digit percentage growth in the current 2007/2008 financial year and growth in a high single-digit percentage range in the subsequent 2008/2009 financial year.

Our earnings in the current financial year (2007/2008) will be squeezed by the higher level of pre-opening expenses than in the previous year and by the continuation of the rollout of the SAP merchandising system to the stores. The accounting profits generated on the sale of real estate will also be lower than in the previous year. In the light of these developments, our key earnings figures are not expected to reach the level reported for the previous year in absolute terms. However, our operating earnings power in the new 2007/2008 financial year, which we measure in terms of the EBIT margin adjusted to account for pre-opening expenses, start-up losses at new stores, one-off SAP-related items, and the sale of real estate, is expected at least to match that reported in the past year. Our earnings figures for the 2008/2009 financial year (before taxes) are then expected to exceed the level reported for the 2006/2007 financial year in absolute terms.

Report pursuant to Section 315 (4) of the German Commercial Code (HGB)

As the parent company of the HORNBACH-Baumarkt-AG Group, HORNBACH-Baumarkt-AG participates in an organized market as defined in Section 2 (7) of the Securities Acquisition and Takeover Act (WpÜG) by means of the shares with voting rights thereby issued and therefore reports in accordance with Section 315 (4) of the German Commercial Code (HGB) pursuant to the Takeover Directive Implementing Act.

Composition of share capital

The share capital of HORNBACH-Baumarkt-AG, which amounts to € 46,518,360, is divided into 15,506,120 ordinary bearer shares with a prorated amount in the share capital of € 3.00 per share. Each individual ordinary share entitles its holder to one vote at the Annual General Meeting. Reference is made to the corresponding stipulations of stock corporation law in respect of the further rights and obligations relating to ordinary shares.

Direct or indirect shareholdings in the capital

HORNBACH HOLDING AG, based in Neustadt an der Weinstrasse, Germany, holds more than 10 % of the voting rights. Its shareholding, and thus its share of voting rights, amounted to 78.4 % as of February 28, 2007.

Change of Control

Substantial agreements taking effect upon any change of control are in place between HORNBACH-Baumarkt-AG and third parties in respect of contracts relating to the long-term financing of the Group.

Statutory requirements and provisions in the Articles of Association relating to the appointment and dismissal of members of the Board of Management and to amendments to the Articles of Association

The appointment and dismissal of members of the Board of Management (Sections 84 and 85 of the German Stock Corporation Act - AktG) and amendments to the Articles of Association (Sections 133 and 179 of the German Stock Corporation Act - AktG) are based on the respective statutory requirements set out in stock corporation law.

Powers of the Board of Management to issue and buy back shares

Pursuant to Section 4 of the company's Articles of Association (Share Capital), the Board of Management is authorized, subject to the consent of the Supervisory Board, to increase the share capital of the company up to August 28, 2008 by issuing new ordinary shares on one or several occasions by a total of up to € 7,500,000.00 in return for cash contributions (Authorized Capital I). The new shares may in each case be issued as ordinary shares with voting rights or as non-voting preference shares. The Board of Management is authorized, subject to the consent of the Supervisory Board, to determine the further details concerning the execution of capital increases. Shareholders are generally to be granted subscription rights when the authorized capital is drawn on. However, the Board of Management is entitled, subject to the consent of the Supervisory Board, to exclude shareholders' subscription rights:

- in order to settle residual amounts,
- to the extent that it is necessary to grant subscription rights to the holders of conversion or option rights issued or still to be issued by the company or by direct or indirect wholly-owned subsidiaries to the extent that they would be entitled to such shares following the exercising of their respective conversion or option rights,

- to offer new shares up to a total volume of € 750,000.00 to employees of the company and its subsidiaries for subscription as employee shares,
- to the extent that the proportion of share capital attributable to the new shares for which subscription rights are excluded does not exceed a total of ten percent of the existing share capital either at the time of this authorization being adopted or at the time at which such authorization takes effect or is exercised and that the issue price of the new shares does not fall significantly short of the respective stock market price. Shares issued, disposed of or to be issued by any other direct or corresponding application of Section 186 (3) Sentence 4 of the German Stock Corporation Act (AktG) are to be imputed to this restriction to ten percent of the share capital. This relates in particular to the disposal of treasury stock undertaken on the basis of an authorization to dispose of treasury stock pursuant to Sections 71 and 186 (3) Sentence 4 of the German Stock Corporation Act (AktG), as well as to shares issued or to be issued in order to service bonds with conversion and/or option rights in cases where the respective bonds were issued on the basis of an authorization pursuant to Sections 221 (4) and 186 (3) Sentence 4 of the German Stock Corporation Act (AktG).

The Board of Management is authorized, subject to the consent of the Supervisory Board, to increase the share capital of the company up to August 28, 2008 by issuing new individual shares on one or several occasions by a total of up to € 15,000,000.00 in return for cash or non-cash contributions (Authorized Capital II). The new shares may in each case be issued as ordinary shares with voting rights or as non-voting preference shares. The Board of Management is authorized, subject to the consent of the Supervisory Board, to determine the further details concerning the execution of capital increases. Shareholders are generally to be granted subscription rights when the authorized capital is drawn on. However, the Board of Management is authorized, subject to the consent of the Supervisory Board, to exclude shareholders' subscription rights to the extent that the capital increases in return for non-cash contributions are undertaken for the purpose of acquiring companies or shareholdings in companies. The Board of Management is further authorized, subject to the consent of the Supervisory Board, to exclude shareholders' subscription rights to the extent required to grant subscription rights to owners of conversion or option rights issued or still to be issued by the company or by its direct or indirect wholly-owned subsidiaries to the extent that the holders of these rights would be entitled to such shares following the exercising of their conversion or option rights. Moreover, residual amounts may also be excluded from shareholders' subscription rights.

The Supervisory Board is authorized to adjust the wording of the Articles of Association in line with the respective volume and level of utilization of the authorized capital and of any conditional capital.



This annual report is to be read in the context of the audited financial data of the HORNBACH-Baumarkt-AG Group and the disclosures made in the notes to the consolidated financial statements contained in the annual report. It contains statements relating to the future based on assumptions and estimates made by the Board of Management of HORNBACH. Statements referring to the future are only valid at the time at which they are made. Although we assume that the expectations reflected in these forecast statements are realistic, the company can provide no guarantee that these expectations will turn out to be accurate. The assumptions may involve risks and uncertainties which could result in actual events differing significantly from the forecast statements. The factors which could produce such variances include changes in the economic and business environment, particularly in respect of consumer behavior and the competitive environment in those retail markets of relevance for HORNBACH. Furthermore, they include a lack of acceptance of new sales formats or new product ranges, as well as changes to the corporate strategy. HORNBACH has no plans to update the forecast statements, neither does it accept any obligation to do so. The diagrams and charts, as well as the comments relating to such, have been provided for illustrative purposes and do not form part of the management report.

Executive Bodies

Supervisory Board

Gerhard Wolf
Chairman
Graduate in Business Administration, Worms

Rudolf Helfer *
Deputy Chairman
Senior Specialist for Occupational Safety,
Neustadt an der Weinstrasse

Dr. Wolfgang Rupf
Additional Deputy Chairman
Director
AKV Altkönig Verwaltungs GmbH, Königstein

Kerstin Heidtke *
Sales Assistant, Saarbrücken Store

Albert Wilhelm Hornbach until July 13, 2006
Businessman, Bornheim

Albrecht Hornbach
Chairman of the Board of Management
HORNBACH HOLDING AG
Neustadt an der Weinstrasse

Martin Hornbach since July 13, 2006
Management Consultant
Corivus Management Consulting GmbH
Neustadt an der Weinstrasse

Christian Lilie *
District Manager, Germany South Region

Johannes Otto *
Assistant Store Manager, Schwetzingen Store

Ralf Puley *
Assistant Store Manager, Wuppertal Store

Dirk Reimers *
Trade Union Secretary
ver.di, Mainz

Paul Worthington
Businessman, Ascot

Prof. Dr.-Ing. Jens P. Wulfsberg
Professor for Production Technology
Universität der Bundeswehr, Hamburg

* Employee representative

Supervisory Board Committees

Audit Committee

Gerhard Wolf	Chairman
Rudolf Helfer	
Albrecht Hornbach	
Dr. Wolfgang Rupf	
Paul Worthington	

Personnel Committee

Gerhard Wolf	Chairman
Rudolf Helfer	
Albrecht Hornbach	
Dr. Wolfgang Rupf	

Mediation Committee

Gerhard Wolf	Chairman
Rudolf Helfer	
Albrecht Hornbach	
Dr. Wolfgang Rupf	
Paul Worthington	

Board of Management

The members of the Board of Management and their areas of responsibility:

Steffen Hornbach
Chairman
Graduate in Engineering
Company Development, Store Planning, Communications & Services, Information Technology, Logistics, Public Relations, Auditing

Susanne Jäger since December 1, 2006
Businesswoman
Operative Procurement, Store Development

Dr. Bernd Lübcke until March 31, 2006
Graduate in Mathematics
Information Technology, Logistics

Roland Pelka
Graduate in Business Administration
Finance, Accounting, Tax, Controlling and Risk Management, Loss Prevention, Investor Relations, Legal Department

Jürgen Schröcker
Graduate in Business Administration
Marketing, Market Research, Human Resources

Manfred Valder
Businessman
Operative Store Management, Strategic Procurement, Merchandising, Environmental Issues



Report of the Supervisory Board

Dear Ladies and Gentlemen,



Gerhard Wolf

During the past 2006/2007 financial year, we addressed the situation, perspectives and strategic alignment of the company in great detail. We advised the Board of Management in its management of the company and monitored its conduct in accordance with the requirements of the law, the articles of association and the code of procedure. At our meetings, the Board of Management provided us with regular, prompt and extensive written and oral reports on the business performance and the economic situation of the company and its subsidiaries. The Supervisory Board was involved in decisions of major significance for the company. Moreover, the Chairman of the Supervisory Board was in regular contact with the Board of Management, and especially with the Chairman of the Board of Management, outside the framework of meetings to discuss significant issues and also to hold a number of consultations.

Meetings of the Supervisory Board

The Supervisory Board met on a total of four occasions during the 2006/2007 financial year. No member of the Supervisory Board attended fewer than half of the meetings. No conflicts of interest arose during the year under report.

At our meetings, we held extensive discussions with the Board of Management and advised it on the economic situation of the company, its business performance, business policy, investment and financial policy, as well as on the company's risk and opportunity situation and its risk management on the basis of written and oral reports provided by the Board of Management. In addition, the Board of Management provided regular written and oral reports on the situation of the company and the development in its earnings and financial situation. Intensive discussions were held concerning those actions of the Board of Management requiring our consent. Following thorough examination and discussion of the proposals submitted by the Board of Management, the Supervisory Board then at its meetings consented to all of the respective measures.

At the meeting of the Supervisory Board held on May 17, 2006 to approve the annual financial statements, we dealt closely with the annual and consolidated financial statements in the presence of the auditor, as was also the case on May 22, 2007. The report of the Audit Committee on its work and the findings of its audit were also addressed. All of the questions posed by members of the Supervisory Board were answered in detail by the auditors. The report of the Supervisory Board, the joint corporate governance report of the Board of Management and the Supervisory Board, amendments to the articles of association due to the exercising of share options, and the risk report were also discussed at this meeting. The agenda for the annual general meeting, including the proposed resolutions, was approved.

At the meeting held directly before the annual general meeting on July 13, 2006, the Board of Management reported on the current situation of the Group. In addition, the dates of the meetings scheduled for the 2007/2008 financial year were agreed.

The meeting held on November 28, 2006 focused on the discussion of the strategic 5-year plan compiled and presented by the Board of Management, which was subsequently approved. Following discussion and the forming of an opinion as to expected macroeconomic developments, and in particular the development of the DIY sector in Germany and the expected developments in the competitive situation, the strategic foundations of the 5-year plan were affirmed. The company's expansion in coming years will continue to focus on other countries. Targeted cost management is expected to lead to further reductions in costs. We believe that the store development expectations underlying the plan are realistic. Overall, all major key figures are expected to show improvements. The performance to date of a new type of DIY megastore with a combined drive-in construction materials facility was also discussed in this context. This store type is an advanced stage of development. The measures initiated to achieve improved sales/costs ratios by means of strict cost management and increasing sales have taken effect. At the same meeting, the updated Statement of Compliance with the German Corporate Governance Code was submitted pursuant to Section 161 of the German Stock Corporation Act (AktG) and then made available to shareholders on a permanent basis on the company's homepage. Apart from a few exceptions, HORNBACH-Baumarkt-AG has complied with and continues to comply with most of the recommendations of the German Corporate Governance Code. Only the following recommendations have not been complied with for the reasons outlined in the Statement of Compliance: the disclosure of the compensation of members of the Board of Management and Supervisory Board on an individual basis, for which the company's annual general meeting on July 13, 2006 approved a resolution approving the non-disclosure of the compensation of members of the Board of Management, the setting of an upper age limit for members of the Supervisory Board and the setting of parameters of comparison in the context of the share option plan. Further information concerning corporate governance at HORNBACH-Baumarkt-AG can be found in the joint report of the Board of Management and the Supervisory Board on Page 20.

Furthermore, on the basis of the discussions held in the Personnel Committee, the meeting on November 28, 2006 also appointed Susanne Jäger as a new member of the Board of Management for a period of five years starting on December 1, 2006, i.e. until November 30, 2011. The changes required in the business allocation plan of the Board of Management as a result of the appointment of Susanne Jäger to the Board of Management were discussed in detail and approved.

The final meeting of the Supervisory Board in the past 2006/2007 financial year, which took place on February 27, 2007, dealt with the company's operating budget for the coming 2007/2008 financial year, including the financial and investment budgets. The budgets thereby presented were subject to an in-depth review and subsequently approved.

Committees and Committee Meetings
The Supervisory Board has established three committees. The current composition of the committees can be found on Page 70 of this Annual Report.

The Audit Committee met on three occasions during the year under report. It discussed the annual financial statements of HORNBACH-Baumarkt-AG and the consolidated financial statements, the management reports, the proposed appropriation of profits and the audit reports, including the dependent company report, in the presence of the auditor and of the Chairman of the Board of Management and the Chief Financial Officer. Its deliberations also focused on the company's strategic and operating planning, the risk reports of the Board of Management, the reports compiled by the Board of Management on the financial situation of the company, the economic performance of a new type of DIY megastore with combined construction materials drive-in facilities, and on internal audit reports.

The Personnel Committee held one meeting on November 28, 2006. This meeting discussed the appointment of Susanne Jäger to the Board of Management for a term of five years and the related employment contract. The employment contracts with two members of the Board of Management, Steffen Hornbach and Manfred Valder, were extended for a further five-year term in office. The fixed annual salaries of all members of the Board of Management were increased slightly as of the beginning of the 2007/2008 financial year (March 1, 2007).

It was not necessary to convene the Mediation Committee established pursuant to Section 27 (3) of the German Codetermination Act (MitBestimmG).

The Committee Chairman provided extensive reports on the work of the respective committee to the meetings of the overall Supervisory Board.

Annual and Consolidated Financial Statements
KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG), Berlin and Frankfurt am Main, audited the annual financial statements of HORNBACH-Baumarkt-AG and the consolidated financial statements as of February 28, 2007, as well as the management reports of HORNBACH-Baumarkt-AG and of the Group, and provided them in each case with an unqualified audit opinion. The consolidated financial statements were compiled in accordance with International Financial Reporting Standards (IFRS) as applicable in the EU.

Moreover, KPMG confirmed that the risk management system fulfilled the relevant requirements and that no risks to the company's ongoing existence had been identified.

The audit for the 2006/2007 financial year focused on the delineation of the reporting entity, the correctness of the annual financial statements included in the consolidated financial statements, the consolidation of capital, the calculation of deferred taxes, the correctness of the consolidated cash flow statement, the correctness of group segment reporting, the completeness and accuracy of the disclosures made in the notes to the financial statements, and the completeness and consistency of the statements made in the group management report. The financial statements and audit reports were provided to all members of the Supervisory Board in good time. They were subject to detailed examination at the meeting of the Audit Committee on May 22, 2007 and at the subsequent meeting of the Supervisory Board held on the same day to approve the financial statements. The auditor took part in these discussions. He reported on the principal findings of the audit and was available to provide further information and to answer questions. Based on the findings of the preliminary audit undertaken by the Audit Committee and on the basis of our own examination of the documents provided by the Board of Management and the auditor, we did not raise any objections and endorse the findings of the audit undertaken by KPMG. We approve the annual financial statements compiled by the Board of Management for HORNBACH-Baumarkt-AG and the Group as of February 28, 2007; the annual financial statements of HORNBACH-Baumarkt-AG are therefore adopted. We endorse the proposal made by the Board of Management concerning the appropriation of profits.

Furthermore, the Supervisory Board also reviewed the report provided by the Board of Management on relationships with associated companies pursuant to Section 312 of the German Stock Corporation Act (AktG). Neither this review nor the KPMG audit gave rise to any objections. KPMG granted the following audit opinion:

"On the basis of the audit and assessment undertaken by us in accordance with professional standards, we confirm that

1. the facts presented in the report are correct
2. the performance of the company in respect of the transactions set out in the report was not incommensurably high
3. there are no circumstances in respect of the measures stated in the report which would indicate any assessment significantly different from that made by the Board of Management."

On the basis of its conclusive review, the Supervisory Board has no objections to the statement provided by the Board of Management at the end of its report pursuant to Section 312 of the German Stock Corporation Act (AktG).

HORNBACH-Baumarkt-AG has achieved pleasing results in a highly contested market, especially in Germany, and has once again asserted its position within its competitive environment. The Supervisory Board would like to extend its thanks and appreciation to the Board of Management and to all of the company's employees, both in Germany and abroad, for their commitment and successful work in the past financial year.

Bornheim, May 2007

The Supervisory Board
Gerhard Wolf
Chairman


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HORNBACH

Baden-Wurttemberg
Binzen
Esslingen
Göppingen
Heidelberg
Karlsruhe
Karlsruhe-Hagsfeld
Ludwigsburg
Mannheim
Mosbach
Pforzheim
Remseck
Rottweil
Schwetzingen
Sindelfingen
Sinsheim
Tübingen

Bavaria
Altötting
Bamberg
Erlangen
Fürth
Ingolstadt
Kempten
Munich-Freiham *
Munich-Fröttmaning
Neu-Ulm
Nuremberg
Passau
Straubing
Würzburg

Berlin
Berlin-Bohnsdorf
Berlin-Mariendorf
Berlin-Marzahn
Berlin-Neukölln
Berlin-Weissensee

Brandenburg
Ludwigsfelde
Marquardt
Velten
Vogelsdorf

Bremen
Bremen
Bremen Weserpark
Bremerhaven

Hesse
Darmstadt *
Frankfurt
Frankfurt-Niedereschbach
Hanau
Lohfelden (Baumarkt)
Lohfelden (garden center)
Mainz-Kastel
Wiesbaden

Lower Saxony
Braunschweig
Garbsen
Hanover-Linden
Isernhagen-Altwarmbüchern
Oldenburg
Osnabrück
Wilhelmshaven
Wolfsburg

North Rhine-Westphalia
Bielefeld
Datteln
Dortmund
Duisburg
Essen
Gelsenkirchen
Gütersloh
Herne
Krefeld
Moers
Mönchengladbach
M'gladbach-Reststrauch
Münster
Niederzier
Paderborn
Wuppertal

Rhineland-Palatinate
Bornheim
Kaiserslautern
Koblenz
Ludwigshafen
Mainz
Pirmasens
Trier
Worms

Saarland
Neunkirchen (garden center)
Saarbrücken

Saxony
Chemnitz
Dresden
Dresden-Prohlis
Görlitz
Leipzig

Saxony Anhalt
Magdeburg

Schleswig Holstein
Kiel

Thuringia
Jena

* newly opened in 2007/2008 financial year


BRICOLAGE-DECORATION
MATERIAUX JARDIN

international

A

Ansfelden
Bad Fischau
Brunn a.G.
Gerasdorf
Hohenems
Krems
Leoben
Seiersberg
St. Pölten
Wels
Vienna-Stadlau

CH

Etoy
Littau
Villeneuve

CZ

Brno
Hradec Kralové
Olomouc *
Ostrava
Prague-Czerny Most
Prague-Repy

L

Luxembourg

NL

Alblasserdam *
Geleen
Groningen
Kerkrade
Nieuwegein
Tilburg
Wateringen
Zaandam

RO

Bucharest *

S

Gothenburg
Malmö

SK

Bratislava
Kosice







* newly opened in 2007/2008 financial year





Consolidated Financial Statements

Income Statement

for the period from March 1, 2006 to February 28, 2007

	Notes	2006/2007 € 000s	2005/2006 € 000s	Change %
Sales	(1)	2,391,737	2,234,221	7.1
Cost of goods sold	(2)	1,531,256	1,435,768	6.7
Gross profit		**860,481**	**798,453**	**7.8**
Selling and store expenses	(3)	692,793	660,137	4.9
Pre-opening expenses	(4)	4,520	10,854	-58.4
General and administration expenses	(5)	93,175	92,267	1.0
Other income and expenses	(6)	26,114	35,012	-25.4
Earnings before interest and taxes (EBIT)		**96,107**	**70,207**	**36.9**
Financial income		7,702	4,720	63.2
Financial expenses		-30,953	-31,361	-1.3
Net financial expenses	**(7)**	**-23,251**	**-26,641**	**-12.7**
Consolidated earnings before taxes		**72,856**	**43,566**	**67.2**
Taxes on income	(8)	12,198	18,618	-34.5
Consolidated net income		**60,658**	**24,948**	**143.1**
Basic earnings per share (€)	(9)	3.95	1.64	140.9
Diluted earnings per share (€)	(9)	3.89	1.63	138.7

Balance Sheet

as of February 28, 2007

Assets	Notes	2.28.2007 € 000s	2.28.2006 € 000s
Non-current assets			
Intangible assets	(12)	26,810	26,371
Property, plant, and equipment	(13)	570,500	562,191
Investment property	(13)	18,588	22,871
Financial assets	(14)	1	102
Other non-current assets	(15)	3,298	3,135
Long-term income tax receivables	(29)	9,302	0
Deferred tax assets	(16)	14,542	14,483
		643,041	**629,153**
Current assets			
Inventories	(17)	446,014	496,081
Accounts receivable and other assets	(18)	38,186	63,135
Income tax receivables	(29)	6,748	10,645
Cash and cash equivalents	(19)	192,954	72,420
Non-current assets held for sale	(20)	3,614	14,512
		687,516	**656,793**
		1,330,557	**1,285,946**

Equity and liabilities	Notes	2.28.2007 € 000s	2.28.2006 € 000s
Shareholders' equity	**(21)**		
Share capital	(22)	46,518	45,601
Capital reserve	(23)	134,489	127,212
Retained earnings	(23)	289,809	242,486
		470,816	**415,299**
Non-current liabilities			
Long-term financial debt	(25)	457,622	409,573
Pensions and similar obligations	(26)	0	3,470
Deferred taxes	(16)	55,297	52,412
Other non-current liabilities	(27)	18,440	11,292
		531,359	**476,747**
Current liabilities			
Short-term financial debt	(25)	30,510	105,964
Accounts payable and other liabilities	(28)	231,998	228,997
Income tax provisions	(29)	15,162	15,162
Other provisions	(30)	50,712	43,777
		328,382	**393,900**
		1,330,557	**1,285,946**

Cash Flow Statement

	2006/2007 € 000s	2005/2006 € 000s
Consolidated net income	**60,658**	**24,948**
Depreciation and amortization of non-current assets	64,343	66,477
Change in provisions	7,567	731
Profits on disposals of non-current assets	-3,515	-14,721
Change in inventories, accounts receivable, and other assets	65,724	-85,297
Change in accounts payable and other liabilities	9,696	19,782
Other non-cash income/expenses	-7,398	4,510
Cash flow from operating activities	**197,075**	**16,430**
Proceeds from disposals of non-current assets	40,096	96,146
Payments for investments in property, plant, and equipment	-81,060	-133,811
Payments for investments in intangible assets	-5,592	-6,053
Payments for acquisitions of shareholdings and other business units	-1,000	-4,482
Cash flow from investing activities	**-47,556**	**-48,200**
Proceeds from capital increases	8,258	2,531
Payments to shareholders	-13,224	-13,135
Proceeds from taking up of long-term debt	80,564	0
Repayment of long-term debt	-107,509	-29,175
Payments for group financing activities	1,503	-990
Change in short-term debt	1,333	1,461
Cash flow from financing activities	**-29,075**	**-39,308**
Cash-effective change in cash and cash equivalents	120,444	-71,078
Change in cash and cash equivalents due to changes in exchange rates	90	283
Cash and cash equivalents at March 1	72,420	143,215
Cash and cash equivalents at February 28	**192,954**	**72,420**

Cash and cash equivalents include cash on hand, credit balances at banks, and other short-term deposits.

A purchase price payment of € 22,000k was received in the current 2006/2007 financial year in connection with a sale and lease back transaction undertaken by HORNBACH-Baumarkt-AG in the previous 2005/2006 financial year (DIY store in Vogelsdorf). This figure has been included under proceeds from disposals of non-current assets. The payments for acquisitions of shareholdings and other business units in the current financial year include € 1,000k resulting from purchase price liabilities incurred in previous years.

The payments for investments in property, plant, and equipment in the previous 2005/2006 year include prepayments of € 1,300k for land, which have been reported under other non-current assets. The cash flow from operating activities was reduced by tax payments of € 27,521k (2005/2006: € 20,652k) and by interest payments of € 30,016k (2005/2006: € 31,221k) and increased by interest received amounting to € 5,797k (2005/2006: € 6,485k).

The non-cash income/expenses item mainly relates to income from corporate income tax credits, deferred taxes and to the personnel expenses relating to the valuation of share options.

Statement of Changes in Equity

2005/2006 Financial Year € 000s	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Translation	Other Retained Earnings	Total Equity
Balance at March 1, 2005	**45,294**	**124,745**	**-1,931**	**2,655**	**227,836**	**398,599**
Consolidated net income					24,948	**24,948**
Currency translation				1,913		**1,913**
Valuation of derivative financial instruments, net after taxes			200			**200**
Total income and expenses recognized in the financial statements	0	0	200	1,913	24,948	**27,061**
Dividend distribution					-13,135	**-13,135**
Capital increase from share option plans	307	2,467				**2,774**
Balance at February 28, 2006	**45,601**	**127,212**	**-1,731**	**4,568**	**239,649**	**415,299**

2006/2007 Financial Year € 000s	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Translation	Other Retained Earnings	Total Equity
Balance at March 1, 2006	**45,601**	**127,212**	**-1,731**	**4,568**	**239,649**	**415,299**
Consolidated net income					60,658	**60,658**
Actuarial gains and losses on defined benefit plans					-51	**-51**
Currency translation				-1,250		**-1,250**
Valuation of derivative financial instruments, net after taxes			1,190			**1,190**
Total income and expenses recognized in the financial statements	0	0	1,190	-1,250	60,607	**60,547**
Dividend distributions					-13,224	**-13,224**
Capital increase from share option plans	917	7,277				**8,194**
Balance at February 28, 2007	**46,518**	**134,489**	**-541**	**3,318**	**287,032**	**470,816**

Statement of income and expenses recognized directly in equity

	2.28.2007 € 000s	2.28.2006 € 000s
Actuarial gains and losses on defined benefit plans	-65	0
Valuation of derivative financial instruments	1,617	347
Exchange differences arising on the translation of foreign subsidiaries	-1,250	1,913
Deferred taxes on gains and losses recognized directly in equity	-413	-147
Net income recognized directly in equity	-111	2,113
Consolidated net income	60,658	24,948
Total income and expenses recognized in the financial statements	**60,547**	**27,061**

Notes to the Consolidated Financial Statements for the 2006/2007 Financial Year

Explanatory notes on the principles and methods applied in the consolidated financial statements

Accounting principles
In line with Section 315a of the German Commercial Code (HGB), HORNBACH-Baumarkt-AG compiles consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as applicable in the European Union. HORNBACH-Baumarkt-AG and its subsidiaries are included in the consolidated financial statements of HORNBACH HOLDING AG. The consolidated financial statements of HORNBACH HOLDING AG are published in the electronic Federal Official Gazette (Bundesanzeiger).

HORNBACH-Baumarkt-AG is a publicly listed stock corporation whose legal domicile is in Bornheim, Germany. HORNBACH-Baumarkt-AG and its subsidiaries develop and operate DIY megastores with garden centers on an international basis.

The financial year of HORNBACH-Baumarkt-AG and thus of the Group runs from March 1 of each year through to the final day of February of the following year.

The annual Statement of Compliance with the German Corporate Governance Code required by Section 161 of the German Stock Corporation Act (AktG) was submitted by HORNBACH-Baumarkt-AG on November 28, 2006 and made available to shareholders on the company's homepage.

Individual items in the income statement and the balance sheet have been grouped together in the interests of clarity. These items have been reported separately in the notes to the financial statements. In line with IAS 1 "Presentation of Financial Statements", a distinction has been made in the balance sheet reporting between non-current and current debt capital. Liabilities and provisions are treated as current if they are due within one year. Income items, such as rental income, interest income, and dividends, are deferred accordingly. The consolidated financial statements have been compiled in euros. The figures have been rounded off to the nearest thousand or million.

Assumptions and estimates have been made in the compilation of the consolidated financial statements which have an effect on the assets and liabilities reported and on the income and expenses as presented. These assumptions and estimates mainly relate to uniform procedures applied across the Group in respect of economic useful lives, the accounting and valuation of provisions, the calculation of current market values, and the ability to obtain future tax relief. The principal assumptions and estimates which, due to their uncertainty, may result in discrepancies in the level of assets and liabilities reported have been outlined in the notes to the respective items. Changes are accounted for as a credit or charge to operations upon receipt of further information.

Amendments to accounting and valuation methods as a result of new standards
Account has been taken of all International Financial Reporting Standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) valid at the reporting date, to the extent that such are of relevance for HORNBACH-Baumarkt-AG.

The following new standards, revised standards, and interpretations required application for the first time in the 2006/2007 financial year:

- IAS 1/IAS 19 "Amendment – Actuarial Gains and Losses, Group Plans and Disclosures". This standard is applicable for the first time to financial years beginning on or after January 1, 2006. Its initial application resulted in particular in extended disclosures in the notes.
- IAS 21 "Amendment – The Effects of Changes in Foreign Exchange Rates". This standard is applicable for the first time to financial years beginning on or after January 1, 2006. Its initial application did not have any implications for the consolidated financial statements.
- IAS 39 "Amendment – Cash Flow Hedge Accounting of Forecast Intra-group Transactions". This standard is applicable for the first time to financial years beginning on or after January 1, 2006. Its initial application did not have any implications for the consolidated financial statements.
- IAS 39 "Amendment – The Fair Value Option". This standard is applicable for the first time to financial years beginning on or after January 1, 2006. Its initial application did not have any implications for the consolidated financial statements.
- IAS 39/IFRS 4 "Amendment – Financial Guarantee Contracts". This standard is applicable for the first time to financial years beginning on or after January 1, 2006. Its initial application did not have any implications for the consolidated financial statements.
- IFRS 6 "Exploration for and Evaluation of Mineral Resources". This standard is applicable for the first time to financial years beginning on or after January 1, 2006. Its initial application did not have any implications for the consolidated financial statements.
- IFRIC 4 "Determining whether an Arrangement Contains a Lease". This standard is applicable for the first time to financial years beginning on or after January 1, 2006. Its initial application did not have any implications for the consolidated financial statements.
- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds". This standard is applicable for the first time to financial years beginning on or after January 1, 2006. Its initial application did not have any implications for the consolidated financial statements.
- IFRIC 7 "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies". This standard is applicable for the first time to financial years beginning on or after March 1, 2006. Its initial application did not have any implications for the consolidated financial statements.

Standards and interpretations not applied prematurely

The IASB has issued the following standards, interpretations, and revisions to existing standards of relevance to the HORNBACH Group which do not yet require mandatory application and which HORNBACH-Baumarkt-AG has not applied prematurely:

- IAS 1 "Amendment – Capital disclosures". This standard is applicable for the first time to financial years beginning on or after January 1, 2007. Its initial application will result in extended disclosures in the notes.
- IFRS 7 "Financial Instruments: Disclosures". This standard is applicable for the first time to financial years beginning on or after January 1, 2007. Its initial application will result in extended disclosures in the notes.
- IFRS 8 "Operating Segments". This standard is applicable for the first time to financial years beginning on or after January 1, 2009. The possible implications of the revisions to the standard are currently under investigation.

- IFRIC 9 "Reassessment of Embedded Derivatives". This interpretation is applicable for the first time to financial years beginning on or after June 1, 2006. Its initial application is not expected to have any implications for the consolidated financial statements.
- IFRIC 10 "Interim Financial Reporting and Impairment". This interpretation is applicable for the first time to financial years beginning on or after November 1, 2006. Its initial application is not expected to have any implications for the consolidated financial statements.
- IFRIC 11/IFRS 2 "Group and Treasury Share Transactions". This interpretation is applicable for the first time to financial years beginning on or after March 1, 2007. Its initial application is not expected to have any implications for the consolidated financial statements.
- IFRIC 12 "Service Concession Arrangements". This interpretation is applicable for the first time to financial years beginning on or after January 1, 2008. Its initial application is not expected to have any implications for the consolidated financial statements.

Consolidation principles

The annual financial statements of the companies included in the consolidated financial statements are based on uniform accounting and valuation principles. Valuations based on taxation regulations have not been included in the consolidated financial statements. With the exception of one Rumanian subsidiary, the separate financial statements of the companies included in the consolidated financial statements have been compiled as of the reporting date for the consolidated financial statements. Account has been taken of all major transactions up to and including the reporting date for the financial statements.

In the case of acquisitions based on contracts concluded prior to March 31, 2004, the capital consolidation is based on the acquisition method by offsetting the relevant acquisition costs of the investment holding with the new valuation of the prorated shareholders' equity on the date of acquisition of the subsidiary. Any remaining debit differences are capitalized as goodwill following allocation of hidden reserves and hidden burdens and were subject to straight-line amortization in line with their anticipated useful lives up to the end of the 2004/2005 financial year, with a corresponding charge to operations. There were no remaining credit differences at the end of the 2004/2005 financial year.

In the case of acquisitions based on contracts concluded subsequent to March 31, 2004, application is made of IFRS 3 "Business Combinations", IAS 36 (2004 revision) "Impairment of Assets", and IAS 38 (2004 revision) "Intangible Assets". The capital consolidation of these acquisitions is accordingly based on the revaluation method. Any resultant goodwill and the residual carrying amount as of March 1, 2005 of goodwill resulting from acquisitions undertaken prior to March 31, 2004 are not subject to scheduled amortization but are rather subject to an impairment test undertaken at least once per year pursuant to IAS 36.

Intercompany profits relating to inventories are eliminated by means of a charge to operations. Intercompany income and expenses and receivables and liabilities between the consolidated companies have been offset against each other.

Reporting entity

There have been no changes in the reporting entity since the reporting date for the previous year. As in the previous year, in addition to HORNBACH-Baumarkt-AG, the consolidated financial statements include 10 domestic and 27 foreign fully consolidated subsidiaries.

As the sole shareholder in HORNBACH International GmbH, HORNBACH-Baumarkt-AG holds, either directly or indirectly, 100 % of the voting rights in the consolidated subsidiaries.

As in the previous year, all direct and indirect subsidiaries of HORNBACH-Baumarkt-AG have been included in the consolidated financial statements for the 2006/2007 financial year.

The companies consolidated for the first time in the 2005/2006 financial year include one company for the production and sale of energy and related services and one company for the preparation of operating activities in Rumania. The companies were founded by HORNBACH-Baumarkt-AG or by its subsidiary HORNBACH International GmbH.

The disposals during the 2005/2006 financial year related to the sale of BM Immobilien Zeta GmbH within the framework of a sale and lease back transaction and of BM Immobilien Beta GmbH. These companies were sold on August 31, 2005 and October 31, 2005 respectively and contributed € 164k to the consolidated earnings for 2005/2006.

The composition and development of the reporting entity was as follows:

	2006/2007	**2005/2006**
March 1	38	38
Companies consolidated for the first time	0	2
Companies sold	0	-2
February 28	**38**	**38**

The changes in the reporting entity during the 2005/2006 financial year resulted in the following overall changes in individual asset and liability items:

€ 000s	**Disposals 2005/2006**
Property, plant, and equipment	23,008
Other assets	791
Non-current debt	316
Current debt	22,394

These changes did not have any significant implications for the income statement.

Consolidated Subsidiaries

Company Name and Domicile	Equity [1] € 000s	Shareholding in %
Germany		
HORNBACH International GmbH, Bornheim	25,584	100
AWV-Agentur für Werbung und Verkaufsförderung GmbH, Bornheim	181	100
Ollesch & Fitzner GmbH, Bornheim	554	100
BM Immobilien Gamma GmbH, Bornheim	-1	100
BM Immobilien Lambda GmbH, Bornheim	23	100
HB Reisedienst GmbH, Bornheim (previously BM Immobilien Kappa GmbH)	-249	100
BM Immobilien Omega GmbH, Bornheim	12,933	100
HB Services GmbH, Bornheim	22	100
HORNBACH Versicherungs-Service GmbH, Bornheim	342	100
HORNBACH Solar-, Licht- und Energiemanagement GmbH, Bornheim	10	100
Other European Countries		
HORNBACH BAUMARKT CS spol s.r.o., Prague, Czech Republic	40,686	100
HORNBACH Baumarkt GmbH, Wiener Neudorf, Austria	27,788	100
EZ Immobilien Beta GmbH, Wiener Neudorf, Austria	1,574	100
SM Immobilien Delta GmbH, Wiener Neudorf, Austria	-470	100
HK Immobilien Kappa GmbH, Wiener Neudorf, Austria	-168	100
HL Immobilien Lambda GmbH, Wiener Neudorf, Austria	-476	100
SZ Immobilien Zeta GmbH, Wiener Neudorf, Austria	-27	100
HD Immobilien Dora GmbH, Wiener Neudorf, Austria	5	99.9
HS Immobilien Sigma GmbH, Wiener Neudorf, Austria	-109	100
HO Immobilien Omikron GmbH, Wiener Neudorf, Austria	-316	100
HORNBACH Baumarkt Luxemburg SARL, Bertrange, Luxembourg	9,409	100
HORNBACH Baumarkt (Schweiz) AG, Oberkirch, Switzerland	13,868	100
HORNBACH Byggmarknad AB, Gothenburg, Sweden	-2,086	100
HORNBACH Holding B.V., Amsterdam, Netherlands	11,920	100
HORNBACH Bouwmarkt (Nederland) B.V., Driebergen-Rijsenburg, Netherland:	30,339	100
HORNBACH Real Estate Zaandam B.V., Zaandam, Netherlands	2,164	100
HORNBACH Real Estate Kerkrade B.V., Kerkrade, Netherlands	1,795	100
HORNBACH Real Estate Tilburg B.V., Tilburg, Netherlands	1,332	100
HORNBACH Real Estate Groningen B.V., Groningen, Netherlands	-31	100
HORNBACH Real Estate Wateringen B.V., Wateringen, Netherlands	994	100
HORNBACH Real Estate Alblasserdam B.V., Alblasserdam, Netherlands	-2,286	100
HORNBACH Real Estate Nieuwegein B.V., Nieuwegein, Netherlands	1,337	100
HORNBACH Real Estate Nieuwerkerk B.V., Nieuwerkerk, Netherlands	2,669	100
HORNBACH Real Estate Geleen B.V., Geleen, Netherlands	994	100
HORNBACH Reclame Activiteiten B.V., Nieuwegein, Netherlands	41	100
HORNBACH-Baumarkt SK spol. s.r.o., Bratislava, Slovakia	2,524	100
HORNBACH Centrala SRL, Bucharest, Rumania	2,466	100

[1] The shareholders' equity is equivalent to the local equity

A complete list of shareholdings pursuant to Section 285 Sentence 1 No. 11 and Section 313 (2 and 3) of the German Commercial Code (HGB) has been disclosed in the electronic Federal Official Gazette (Bundesanzeiger).

Subordination and profit and loss transfer agreements have been concluded between HORNBACH-Baumarkt-AG on the one hand and HORNBACH International GmbH and Ollesch & Fitzner GmbH on the other.

Currency translation

The consolidated financial statements have been compiled in euros and the amounts stated rounded up or down to the nearest thousand.

Transactions executed in foreign currencies have been translated at the respective transaction rate. All receivables and liabilities denominated in foreign currencies have been valued using the closing rates on the reporting date regardless of whether they have been hedged or not. The resultant exchange gains and losses have basically been included in the income statement. Forward exchange transactions have been stated at fair value.

In line with IAS 21, the annual financial statements of foreign group companies have been translated into euros on the basis of the functional currency concept. This is the local currency for all of the companies in view of the fact that the foreign companies conduct their business independently from a financial, economic, and organizational point of view. Accordingly, non-current assets, other assets, and liabilities have been translated at the median rate on the reporting date. Exchange rate differences arising from the translated of the annual financial statements of foreign subsidiaries are treated with no net income effect and are reported separately under retained earnings. Income and expense items are translated using average rates.

The most important foreign exchange rates applied are as follows:

Country	Rate on Reporting Date		Average Rate	
	2.28.2007	2.28.2006	2006/2007	2005/2006
CZK Czech Republic	28.2950	28.3200	28.23447	29.52067
SEK Sweden	9.2763	9.4490	9.22121	9.32374
CHF Switzerland	1.6136	1.5661	1.58398	1.54914
SKK Slovakia	34.3450	37.0800	36.71948	38.43582
RON Rumania	3.3950	3.5360	3.48672	3.61424

Accounting and valuation principles

Assets have generally been valued at historic cost of acquisition with the exception of derivative financial instruments and assets to be valued at fair value through profit and loss, which have been valued at fair value. Cash-settled liabilities relating to share option plans have been recognized at fair value.

Derivative financial instruments

Derivative financial instruments, such as forward exchange transactions, interest caps, and interest swaps, are used to hedge exchange rate and interest rate risks. In line with the Group's risks principles, no derivative financial instruments are held for trading purposes. Derivative financial instruments are stated in the balance sheet at fair value upon initial recognition. Any changes in their value are generally recognized with a corresponding charge on earnings, unless the requirements of IAS 39 governing hedge accounting are met. When concluding a hedging transaction, the HORNBACH-Baumarkt-AG Group classifies certain derivatives as cash flow hedges. Any changes in the fair value of cash flow hedges which are to be viewed as effective are recorded under retained earnings without any impact on earnings and taking due account of deferred taxes. Non-effective changes in the value are recorded with a corresponding charge on earnings. The fair values of forward exchange transactions (including embedded forward exchange transactions) and foreign currency options are calculated on the basis of market conditions at the reporting date. The fair value of interest swaps at the reporting date is calculated by the financial institutions with which such instruments were agreed. Financial instruments are retired from the accounts as soon as the contract underlying the transaction expires, is replaced or terminated.

Goodwill

Since March 1, 2005, goodwill has not been subject to scheduled amortization, but has rather been subject to an annual impairment test. Should any events or change in circumstances indicate any possible value impairment, then such impairment test is to be undertaken more frequently. Pursuant to IAS 36, the carrying amounts of the smallest cash generating units, including the goodwill proportionately allocated to such units, are compared with the higher of the net sale price and the utility value (so-called recoverable amount) of such units.

In the event of the carrying amount of the cash generating unit exceeding its recoverable amount, then a write-down is required. The impairment loss for a cash generating unit is initially allocated to goodwill. Any remaining impairment loss is subsequently recorded for the other assets in the cash generating unit. No write-ups of goodwill are undertaken.

In line with the internal management reporting structures, the cash generating units correspond to the smallest strategic reporting levels within the HORNBACH-Baumarkt-AG Group. The utility value is calculated on the basis of the discounted expected future cash flows of a cash generating unit on the basis of the detailed financial planning for the coming financial year and in the strategic five-year plan.

The discounting is undertaken on the basis of average equity and debt capital costs (WACC = Weighted Average Cost of Capital). The calculation of the costs of equity is based on the yield expected on long-term risk-free federal bonds. The costs of debt capital are based on the financing costs of the ten-year bond issued by HORNBACH-Baumarkt-AG during the 2004/2005 financial year. The discount rates applied for the respective cash generating units take account of specific equity and country risks. Discounting rates ranging from 8.6 % to 9.1 % were applied in the 2006/2007 financial year.

Intangible assets

Intangible assets with fixed useful lives are stated at cost of acquisition less cumulative straight-line amortization. Pursuant to IAS 23 "Borrowing Costs", financing costs which can be directly allocated to an asset ("qualifying asset") over the period of the establishment of the utility of such asset are capitalized as a component of the costs of acquisition or manufacture.

Amortization is calculated using the straight-line method and on the basis of the following economic useful lives:

Useful life	Years
Software and licenses	3 to 8
Other intangible assets	3 to 13

There are no intangible assets with indeterminate useful lives.

Property, plant, and equipment

Property, plant, and equipment, including real estate which is held for leasing purposes, is stated at cost of acquisition or manufacture less cumulative depreciation.

Scheduled depreciation is undertaken on a straight-line basis. If there are indications of any impairment of value and if the recoverable amount is less than the updated cost of acquisition or manufacture, then the property, plant, and equipment is subject to extraordinary depreciation. A corresponding write-up is undertaken if the reason for extraordinary depreciation undertaken in previous years no longer applies. Scheduled depreciation across the Group is uniformly based on the following economic useful lives:

Useful life	Years
Buildings and outdoor facilities (including rented properties)	15 to 33
Other equipment, plant, and office equipment	3 to 21

In the event of major components of property, plant and equipment having different useful lives, then these components are stated and valued separately.

Financing costs incurred in the context of real estate development ("building interest") and which can be directly allocated to the acquisition, construction or establishment of land and buildings ("qualifying assets") are capitalized as an integral part of the costs of acquisition or manufacture in accordance with IAS 23 (Borrowing Costs).

Leased property, plant, and equipment which in economic terms constitutes asset purchases with long-term financing (financial leasing) are stated at fair value in compliance with IAS 17 "Leases" unless the present value of the leasing payments is lower. Scheduled depreciation is undertaken over their economic useful lives or over the term of the contract if this is shorter. Application is made of the same method of depreciation which would apply for comparable assets acquired or manufactured. The obligations relating to future leasing payments are capitalized as liabilities.

Financial assets

In line with IAS 39, financial assets are subdivided as follows: financial assets held to maturity, financial assets valued at fair value with a corresponding charge on earnings, and financial assets available for sale.

Financial assets held to maturity are valued at updated cost of acquisition using the effective interest method.

Financial assets valued at fair value with a corresponding charge on earnings are stated at their price on the reporting date. Financial assets available for sale are stated at fair value, if this can be reliably determined, and otherwise at cost of acquisition.

Inventories

Inventories are stated at cost of acquisition or manufacture or at net sale value. The net sale value is taken to be the expected realizable sales proceeds less the costs incurred up to such disposal. The acquisition costs of inventory holdings are determined using weighted average prices. Account is taken of the principle of loss-free valuation.

Accounts receivable and other assets

Accounts receivable and other assets are stated at cost of acquisition or at their lower present value. Account is taken of all identifiable individual risks and general credit risk based on empirical values by means of appropriate value reductions for these items. The non-current assets stated at present value are not subject to any significant interest rate risk.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits with maturity dates of less than three months.

Non-current assets held for sale

Land, buildings and other non-current assets which are highly likely to be sold in the coming financial year are valued as property, plant, and equipment up to the time of such classification. These assets are subsequently stated at fair value less related disposal expenses, should such be lower than the carrying amount.

Leasing contracts

In the case of leasing contracts in which the respective risks and rewards relating to the asset are mainly transferred to the company, the asset in question is capitalized and stated less cumulative depreciation. Moreover, a corresponding liability is capitalized in the amount of the fair value of the asset or the lower present value of the minimum leasing payments.

Impairment of assets (IAS 36)

With the exception of inventories, deferred tax assets, and those assets which are stated at fair value, a review is undertaken of all assets on each reporting date to ascertain whether there are indications for an impairment of value due to specific facts or circumstances. An extraordinary write-down is recorded in the income statement if the net realizable value is less than the carrying amount of the respective asset. Except in the case of goodwill, a write-up is undertaken if the reasons for the extraordinary write-down no longer apply.

Pensions and similar obligations

Pursuant to the legal requirements in the respective countries, the group companies of HORNBACH-Baumarkt-AG have obligations relating to defined contribution and defined benefit pension plans. In the case of defined benefit plans, provisions have been calculated using the projected unit credit method in accordance with IAS 19 "Employee Benefits". When calculating the pension commitment in accordance with actuarial principles, this procedure accounts for the pensions known of and claims acquired as of the reporting date, as well as for the increase in salaries and pensions to be expected in future. The plan assets are deducted at fair value from the obligations. Should this result in a net asset, then this is recognized, provided that it does not exceed the present value of future reductions in contributions or repayments or of any service expenses to be offset retrospectively. Actuarial gains or losses are recognized under equity without any impact on earnings, having taken due account of deferred taxes. In the case of defined contribution plans, the contributions are recorded as expenses upon becoming due for payment.

Provisions

Provisions are taken for uncertain obligations to third parties if such obligations are likely to result in a future charge on assets. The provisions are stated after taking account of all discernible risks up to the anticipated settlement amount and are not offset against recourse claims. If the overall effect is material, non-current provisions are stated at their present values discounted to the end of their respective terms. Provisions for pending losses are accounted for if the contractual obligations in the case of stores rented from third parties are higher than the anticipated economic benefits.

Liabilities

Financial debt (bank loans, bonds) is reported in the amount of the individual loan less transaction costs and is subsequently reported at updated cost of acquisition. The difference to the repayment amount is recorded as an expense over the term of the bond using the effective interest rate method. Other liabilities are stated at their repayment amounts. The fair values of financial debt are calculated on the basis of the current money market interest rate taking due account of the respective maturity.

Sales

Income from the sale of goods is recorded at the time of the transfer of ownership.

Cost of goods sold

As well as the direct acquisition costs of the merchandise in question, the cost of goods sold also includes ancillary acquisition costs, such as freight charges, customs duties and other services rendered.

Rental income

Rental income is recorded on a straight-line basis as sales for the duration of the rental period.

Public grants

Public grants awarded to cover expenses incurred and for assistance purposes are recorded as income in the income statement. Grants awarded for non-current assets reduce the cost of acquisition of such assets.

Expenses

Rental expenses are recorded on a straight-line basis as costs over the term of the rental contract.

Advertising expenses for commercials are produced for image advertising purposes and are generally broadcast directly following their production. The broadcasting costs are recorded as expenses upon receipt of the service (broadcasting by the broadcaster).

Expenses relating to advertising leaflets are deferred until distribution and then reported under accounts receivable and other assets.

Interest expenses and interest income are recorded in line with the period for which the loan was granted or the bond issued.

Tax expenses include current and deferred taxation unless they are attributable to facts or circumstances which are directly accounted for under equity.

In line with IAS 12, deferred taxes are accounted for and valued using the balance sheet liability method based on the tax rate valid at the realization date. Deferred tax assets are stated for anticipated tax benefits arising from future realizable losses brought forward. Deferred tax assets arising from deductible temporary differences and tax losses carried forward which exceed temporary taxable differences are only stated to the extent that it can be assumed with reasonable certainty that the company in question will achieve an adequate level of taxable income.

With regard to options issued prior to November 7, 2002 in connection with existing share option plans, no expenses have been taken into account for the difference between the exercise price and the market value of shares or the intrinsic value of the share options granted as long as the options have not been exercised.

The 1999 share option plan of HORNBACH-Baumarkt-AG represents an equity-settled share-based payment. With regard to the fourth tranche of the share option plan, which was issued subsequent to November 7, 2002, the current market value of the options expected to be convertible was calculated for the time of their issue. This amount is spread as an expense over the period up to the non-forfeitability of such options and is recorded as a corresponding increase in shareholders' equity.

The HORNBACH phantom stock plan represents a cash-settled share-based payment. The expenses are spread over the qualifying period on a prorated basis. The resultant obligation as of the reporting date has been reported under other liabilities.

Segment reporting

The segment reporting is undertaken in compliance with the accounting and valuation methods used in the consolidated financial statements. The sales to external third parties represent net sales. Transfer prices between the segments are equivalent to those applied to external third parties.

Segment definition

The allocation of operating divisions (segments) corresponds to the internal reporting system used by the Board of Management of the HORNBACH-Baumarkt-AG Group for managing the company. The primary reporting system is based on operating divisions, whereas the secondary reporting system makes a distinction between the regions of Germany and of Other European Countries. The "DIY Stores" segment includes the 120 (2005/2006: 124) DIY stores and garden centers grouped together in the HORNBACH-Baumarkt-AG Group. The "Real Estate" segment includes the retail properties owned by companies in the HORNBACH-Baumarkt-AG Group, which let and charge the properties to the respective DIY stores with garden centers within the Group at normal market conditions. The "Miscellaneous and Consolidation" segment includes administration and consolidation items which are not attributable to the individual segments.

Segment results

Earnings before interest and taxes (EBIT) have been taken to represent the segment results.

Segment assets and liabilities

Assets and liabilities in the consolidated balance sheet have been directly allocated to the individual segments as far as possible. The remaining assets and liabilities have been allocated on an appropriate basis. Liabilities in the consolidated balance sheet have been increased by liabilities to group companies in the individual segments and have been allocated to the individual segments on a causation basis. The resultant adjustments have been eliminated under the "Miscellaneous and Consolidation" item.

2006/2007 in € million (2005/2006 in € million)	**DIY Stores**	**Real Estate**	**Miscellaneous and Consolidation**	**HORNBACH-Baumarkt-AG Group**
Segment income	**2,390.9**	**105.6**	**-104.8**	**2,391.7**
	(2,233.4)	(97.5)	(-96.7)	(2,234.2)
Sales to external third parties	2,390.6	0.0	0.0	2,390.6
	(2,232.9)	(0.0)	(0.0)	(2,232.9)
Sales to associated companies	0.3	0.0	0.0	0.3
	(0.5)	(0.0)	(0.0)	(0.5)
Rental income from associated companies	0.0	104.8	-104.8	0.0
	(0.0)	(96.7)	(-96.7)	(0.0)
Rental income from external third parties	0.0	0.8	0.0	0.8
	(0.0)	(0.8)	(0.0)	(0.8)
Segment results (EBIT)	**74.8**	**32.8**	**-11.5**	**96.1**
	(40.7)	(44.5)	(-15.0)	(70.2)
of which				
Depreciation and amortization	38.4	16.9	9.0	64.3
	(40.7)	(17.8)	(8.0)	(66.5)
Segment assets	**716.3**	**435.7**	**178.6**	**1,330.6**
	(738.3)	(447.4)	(100.2)	(1,285.9)
Capital expenditures	**25.2**	**49.1**	**12.4**	**86.7**
	(60.8)	(63.9)	(16.5)	(141.2)
Segment liabilities	**278.0**	**248.5**	**333.3**	**859.8**
	(329.0)	(203.5)	(338.1)	(870.6)

Analysis by geographical regions

The Other European Countries segment includes the Czech Republic, Austria, the Netherlands, Luxembourg, Switzerland, Sweden, Slovakia, and Rumania.

Segment sales are allocated to the geographical regions in which the sales were generated. The sales for Other European Countries include segment sales of € 252.7 million (2005/2006: € 251.0 million) requiring to be reported pursuant to IAS 14.69 for our subsidiaries in Austria. Segment assets are allocated to the region in which they are located. Capital expenditures relate to the assets allocated to the respective segments. The segment assets and capital expenditures reported for Other European Countries include segment assets amounting to € 135.9 million (2005/2006: € 127.5 million) and capital expenditures amounting to € 13.4 million (2005/2006: € 2.4 million) to be reported pursuant to IAS 14.69 for our subsidiaries in the Netherlands.

2006/2007 in € million (2005/2006 in € million)	**Germany**	**Other European Countries**	**Miscellaneous and Consolidation**	**HORNBACH-Baumarkt-AG Group**
Segment income	**1,640.4**	**862.1**	**-110.8**	**2,391.7**
	(1,543.9)	(788.0)	(-97.7)	(2,234.2)
Sales to external third parties	1,529.4	861.2	0.0	2,390.6
	(1,445.7)	(787.2)	(0.0)	(2,232.9)
Sales to associated companies	111.0	0.1	-110.8	0.3
	(98.2)	(0.0)	(-97.7)	(0.5)
Rental income from external third parties	0.0	0.8	0.0	0.8
	(0.0)	(0.8)	(0.0)	(0.8)
Segment assets	**1,043.7**	**414.5**	**-127.6**	**1,330.6**
	(1,040.4)	(383.4)	(-137.9)	(1,285.9)
Capital expenditures	**50.0**	**37.0**	**-0.3**	**86.7**
	(116.0)	(25.2)	(0.0)	(141.2)
EBIT	**38.1**	**58.0**	**0.0**	**96.1**
	(28.3)	(41.0)	(0.9)	(70.2)
Depreciation and amortization	**45.8**	**18.5**	**0.0**	**64.3**
	(46.5)	(20.0)	(0.0)	(66.5)
EBITDA	**83.9**	**76.5**	**0.0**	**160.4**
	(74.8)	(61.0)	(0.9)	(136.7)

Notes on the Consolidated Income Statement

(1) Sales

Sales mainly involve income from the DIY store segment. Income amounting to € 838k (2005/2006: € 865k) from the letting of real estate has also been reported under sales.

The sales of the Group broken down into operating divisions and regions have been depicted in the segment report.

(2) Cost of goods sold

The cost of goods sold represents the expenses required for the generation of sales and is structured as follows:

	2006/2007 € 000s	2005/2006 € 000s
Expenses for ancillary materials and purchased goods	1,518,254	1,425,820
Expenses for services rendered	13,002	9,948
	1,531,256	**1,435,768**

(3) Selling and store expenses

Selling and store expenses include those costs incurred in connection with the operation of DIY megastores with garden centers. These mainly involve personnel expenses, costs of premises, and advertising expenses, as well as depreciation and amortization. Moreover, this item also includes general operating expenses, such as administration expenses, transport costs, maintenance and upkeep, and rental expenses for plant and equipment.

(4) Pre-opening expenses

Pre-opening expenses mainly relate to those expenses arising at or close to the time of the construction up to the opening of new DIY megastores with garden centers. Pre-opening expenses mainly consist of personnel expenses, administration expenses, costs of premises, miscellaneous personnel expenses, and depreciation and amortization.

(5) General and administration expenses

General and administration expenses include all other costs incurred in connection with the operation or construction of DIY stores with garden centers which cannot be directly allocated to such. They mainly consist of personnel expenses, legal and advisory expenses, depreciation and amortization, costs of premises, and miscellaneous administration expenses, such as IT, travel and vehicle expenses.

(6) Other income and expenses

Other income and expenses include other operating income from operating activities amounting to € 34,299k (2005/2006: € 31,589k) and other operating income from non-operating activities amounting to € 11,618k (2005/2006: € 27,684k).

Other operating income consists of income amounting to € 617k (2005/2006: € 416k) from the sale of non-current assets, income amounting to € 6,192k (2005/2006: € 4,913k) from exchange rate and payment differences, and income amounting to € 2,539k (2005/2006: € 3,421k) from the release of provisions. Moreover, this item also includes income from advertising allowances, income from allocations within the HORNBACH HOLDING Group, personnel grants, damages payments, and cost allowances granted by suppliers.

Of the non-operating income reported for the 2006/2007 financial year, € 10,637k (2005/2006: € 16,262k) mainly relates to income from the disposal of DIY megastore properties and reserve land not used for operations. The figure reported for the previous year also included income from the disposal of builders' merchant centers and of a real estate investment.

The DIY megastore properties were subsequently rented back on a long-term basis within the framework of an operating lease. There are rental prolongation and purchase options following the non-terminable basic rental period.

Of the other non-operating income, € 658k (2005/2006: € 3,276k) also results from the release of provisions for disadvantageous contracts. Furthermore, income from damages payments is also reported under this item.

Other income and expenses also include other operating expenses for operating activities amounting to € 10,916k (2005/2006: € 11,705k) and other operating expenses for non-operating activities amounting to € 8,887k (2005/2006: € 12,556k).

Other operating expenses for operating activities consist of expenses amounting to € 6,240k (2005/2006: € 6,027k) for exchange rate and payment differences, impairments and defaults on accounts receivable amounting to € 1,342k (2005/2006: € 1,621k), as well as losses amounting to € 1,174k (2005/2006: € 1,533k) incurred on the disposal of non-current assets. Furthermore, this item also includes losses incurred on damages and expenses incurred for services which are charged on. The corresponding income is reported under other income.

The other operating expenses for non-operating activities include extraordinary depreciation of € 5,573k (2005/2006: € 5,538k) undertaken on property, plant, and equipment, losses of € 3k (2005/2006: € 583k) incurred on the disposal of non-current assets and additions of € 3,266k (2005/2006: € 0k) to the provisions for disadvantageous contracts.

(7) Net financial expenses

Net financial expenses are structured as follows:

	2006/2007 € 000s	2005/2006 € 000s
Financial income		
Other interest and similar income	5,796	2,954
(of which from associated companies)	(79)	(37)
Income from the fair value valuation of derivative financial instruments	1,906	1,766
	7,702	**4,720**
Financial expenses		
Other interest and similar expenses	30,880	31,361
(of which to associated companies)	(292)	(376)
Expenses from the fair value valuation of derivative financial instruments	73	0
	30,953	**31,361**

In line with IAS 17 "Leases", financial leasing contracts are reported under property, plant, and equipment and the interest component of the leasing installment amounting to € 180k (2005/2006: € 226k) under interest and similar expenses. Net interest expenses do not include interest incurred for financing the construction stage of real estate development measures. This interest amounted to € 2,705k (2005/2006: € 2,392k) in the year under report and has been capitalized as an integral component of the costs of acquisition and manufacture of the property, plant, and equipment concerned. As in the previous year, the average financing cost rate used to determine the level of debt costs to be capitalized amounted to 5.9 %.

(8) Taxes on income

The taxes on income reported include the taxes on income paid or payable in the individual countries, as well as deferred tax accruals.

The German companies included in the HORNBACH-Baumarkt Group are subject to an average trade tax rate of approximately 16 % of their trading income, with the aforesaid tax being deductible for corporate income tax purposes. The corporate income tax rate amounts to 25 %, plus 5.5 % solidarity surcharge. All domestic deferred tax items continue to be valued using an average tax rate of 38 %. The calculation of foreign income taxes is based on the relevant laws and regulations in force in the individual countries. The income tax rates applied to foreign companies range from 16 % to 29 % (2005/2006: 18 % to 31 %).

The actual income tax charge of € 12,198k (2005/2006: € 18,618k) is € 15,487k lower (2005/2006: € 2,063k higher) than the expected tax charge of € 27,685k (2005/2006: € 16,555k), which would have been payable by applying the average tax rate of 38 % (2005/2006: 38 %) to the pre-tax earnings of the Group.

Deferred taxes have been stated for tax losses carried forward and not utilized to date amounting to € 29,775k (2005/2006: € 29,050k). HORNBACH-Baumarkt-AG expects it to be possible to offset the tax losses carried forward, which in some cases are attributable to start-up losses in individual countries, against future earnings in full. No deferred tax assets have been reported in the case of losses carried forward amounting to € 1,547k (2005/2006: € 909k) in view of the fact that a future realization of the resultant benefit is not to be expected.

The "German act on fiscal measures accompanying the introduction of the European Company and amending further tax legislation (SEStEG)" came into force on December 12, 2006. Among other aspects, this act provides for allowing the refunds of corporate income tax credits resulting from the retention of profit in accordance with previous corporation tax law requirements no longer to be linked to the distribution of profits. This corporate income tax credit has to be calculated for the last time as of December 31, 2006 and is subsequently to be paid out in 10 equal annual amounts on September 30 of each year starting in 2008. At the final calculation date, the HORNBACH-Baumarkt-AG Group had corporate income tax refund receivables pursuant to Section 37 of the German Corporate Income Tax Act (KStG) amounting to € 11.8 million. These have been capitalized as a non-period tax receivable at their present value of € 9.3 million, resulting in non-period tax income of the same amount.

Breakdown of the tax charge:

	2006/2007 € 000s	2005/2006 € 000s
Current taxes on income		
Germany	-5,673	4,815
Other countries	15,273	9,579
	9,600	**14,394**
Deferred tax expenses/income		
due to changes in temporary differences	2,585	8,242
due to changes in tax rates	-249	-262
due to losses carried forward	262	-3,756
	2,598	4,224
Taxes on income	**12,198**	**18,618**

Deferred taxes amounting to € -413k (2005/2006: € -147k) have been recorded under shareholders' equity without any impact on earnings.

The transition from the anticipated to the actual income tax charge is as follows:

	2006/2007 € 000s	%	2005/2006 € 000s	%
Anticipated income tax charge	27,685	100.0	16,555	100.0
Tax rate differences	-6,682	-24.1	-4,321	-26.1
Tax reductions due to distributions	-898	-3.3	0	0.0
Tax-free income	-176	-0.6	-115	-0.7
Tax reductions/increases due to changes in tax rates	-249	-0.9	-262	-1.6
Tax increases attributable to expenses not deductible for tax purposes and to unstated losses carried forward	2,275	8.2	3,269	19.7
Non-period current and deferred taxes	-9,534	-34.4	3,910	23.6
Miscellaneous tax effects	-223	-0.8	-418	-2.5
Taxes on income	**12,198**	**44.1**	**18,618**	**112.4**
Effective tax rate in %	16.7		42.7	

(9) Earnings per share

The basic earnings per share are calculated in line with IAS 33 (Earnings per Share) by dividing the consolidated net income allocable to the shareholders of HORNBACH-Baumarkt-AG by the weighted average number of shares in circulation during the financial year.

Earnings per share

	2006/2007	2005/2006
Weighted number of shares issued	15,369,761	15,171,360
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in €)	60,657,670	24,948,066
Earnings per share (in €)	**3.95**	**1.64**

The weighted average number of shares issued is calculated as follows:

	2006/2007	2005/2006
Shares issued as of March 1	15,200,320	15,097,830
Impact of the issue of new shares	169,441	73,530
	15,369,761	**15,171,360**

The share option plans (Note 36) mean that shares with a potentially dilutive effect have arisen, which have a partial impact on earnings per share. Diluted earnings per share are calculated as follows:

Diluted earnings per share

	2006/2007	2005/2006
Weighted number of shares issued, including potential shares with a dilutive effect	15,583,835	15,331,856
Consolidated net income allocable to shareholders of HORNBACH-Baumarkt-AG (in €)	60,657,670	24,948,066
Earnings per share (in €)	**3.89**	**1.63**

The weighted number of shares issued, including potential shares with a dilutive effect, is calculated as follows:

	2006/2007	2005/2006
Weighted number of shares issued	15,369,761	15,171,360
Impact of 1999 share option plan	214,074	160,496
	15,583,835	**15,331,856**

(10) Other disclosures on the income statement

Personnel expenses

The individual expense items include the following personnel expenses:

	2006/2007 € 000s	2005/2006 € 000s
Wages and salaries	315,853	300,256
Social security contributions and pension expenses	67,956	67,181
	383,809	**367,437**

The social security contributions include pension expenses amounting to € 3,252k (2005/2006: € 6,578k). The personnel expenses include expenses of € 19,485k (2005/2006: € 19,408k) in connection with the employer's share of the statutory pension scheme.

The average number of employees was as follows:

	2006/2007	2005/2006
Salaried employees	10,909	10,817
Wage earners	197	192
Trainees	677	575
	11,783	**11,584**
of which: part-time employees	2,512	2,492

In terms of geographical regions, 7,927 of the average workforce were employed in Germany during the 2006/2007 financial year (2005/2006: 7,702) and 3,856 in other European countries (2005/2006: 3,882).

Depreciation and amortization

The depreciation of property, plant, and equipment and amortization of intangible assets were structured as follows:

	2006/2007 € 000s	2005/2006 € 000s
Scheduled amortization of intangible assets and depreciation of property, plant, and equipment	58,769	60,939
Extraordinary depreciation of property, plant, and equipment	5,573	5,538
	64,342	**66,477**

As in the previous year, the extraordinary depreciation undertaken in the 2006/2007 financial year relates to land and buildings. Reference is also made to Note 13 in this respect.

(11) Fee for the services provided by the auditor

The fees recorded as expenses in the 2006/2007 financial year for the auditor of the annual and consolidated financial statements of HORNBACH-Baumarkt-AG, KPMG Deutsche Treuhand-Gesellschaft AG, were structured as follows:

	2006/2007 € 000s	2005/2006 € 000s
Auditing of financial statements	432	427
Tax advisory services	104	147
	536	**574**

Notes on the Consolidated Balance Sheet

(12) Intangible assets

The development of intangible assets during the 2005/2006 and 2006/2007 financial years was as follows:

€ 000s	Franchises, industrial property rights, and similar rights and values, as well as licenses to such rights and values	Goodwill	Assets under construction	Total
Cost of acquisition/manufacture				
Balance at 3.1.2005	42,065	3,860	12,630	58,555
Currency translation	14	0	0	14
Additions	5,886	0	154	6,040
Disposals	70	0	31	101
Reclassifications	12,245	0	-12,520	-275
Balance at 2.28.2006	**60,140**	**3,860**	**233**	**64,233**
Balance at 3.1.2006	60,140	3,860	233	64,233
Currency translation	-1	0	0	-1
Additions	4,537	0	1,054	5,591
Disposals	5	0	4	9
Reclassifications	201	0	-92	109
Balance at 2.28.2007	**64,872**	**3,860**	**1,191**	**69,923**
Amortization				
Balance at 3.1.2005	33,075	0	0	33,075
Currency translation	14	0	0	14
Additions	4,843	0	0	4,843
Disposals	70	0	0	70
Balance at 2.28.2006	**37,862**	**0**	**0**	**37,862**
Balance at 3.1.2006	37,862	0	0	37,862
Currency translation	-2	0	0	-2
Additions	5,258	0	0	5,258
Disposals	5	0	0	5
Balance at 2.28.2007	**43,113**	**0**	**0**	**43,113**
Net carrying amount at 2.28.2007	**21,759**	**3,860**	**1,191**	**26,810**
Net carrying amount at 2.28.2006	22,278	3,860	233	26,371

As in the previous year, the additions to franchises, industrial property rights, and similar rights and values, and licenses to such rights and values mainly relate to license fees for SAP software and expenses incurred in connection with adapting the software to its intended utilization. The additions mainly relate to the expansion of the existing SAP system.

The amortization is included in the following items in the income statement:

	2006/2007 € 000s	2005/2006 € 000s
Selling and store expenses	764	899
General and administration expenses	4,494	3,944
	5,258	**4,843**

As in the previous year, there are no major restrictions on ownership and disposition rights.

(13) Property, plant, and equipment, as well as investment property

The development of property, plant and equipment during the 2005/2006 and 2006/2007 financial years was as follows:

€ 000s	Land, leasehold rights and buildings, including buildings on non-proprietary land	Investment property (IAS 40)	Other construction plant, and office equipment	Assets under construction	Total
Cost of acquisition/manufacture					
Balance at 3.1.2005	546,103	16,809	384,392	25,667	972,971
Currency translation	2,268	0	474	-36	2,706
Disposals from reporting entity	22,478	0	105	1,193	23,776
Reclassifications to non-current assets held for sale	-18,230	-1,371	-71	0	-19,672
Additions	60,336	9,120	54,574	9,784	133,814
Disposals	64,251	600	23,226	129	88,206
Reclassifications pursuant to IAS 40	-12,198	12,198	0	0	0
Reclassifications	16,593	0	3,522	-19,840	275
Balance at 2.28.2006	**508,143**	**36,156**	**419,560**	**14,253**	**978,112**
Balance at 3.1.2006	508,143	36,156	419,560	14,253	978,112
Currency translation	-260	0	436	-53	123
Reclassifications to non-current assets held for sale	0	-5,829	0	0	-5,829
Additions	26,383	1,519	25,919	27,237	81,058
Disposals	21,187	747	20,235	150	42,319
Reclassifications pursuant to IAS 40	888	-888	0	0	0
Reclassifications	3,205	0	1,369	-4,683	-109
Balance at 2.28.2007	**517,172**	**30,211**	**427,049**	**36,604**	**1,011,036**
Depreciation					
Balance at 3.1.2005	93,784	5,320	263,782	263	363,149
Currency translation	304	0	470	0	774
Disposals from reporting entity	768	0	0	0	768
Reclassifications to non-current assets held for sale	-4,486	-630	-44	0	-5,160
Additions	14,922	3,944	42,768	0	61,634
Disposals	6,288	0	20,291	0	26,579
Reclassifications pursuant to IAS 40	-4,651	4,651	0	0	0
Balance at 2.28.2006	**92,817**	**13,285**	**286,685**	**263**	**393,050**
Balance at 3.1.2006	92,817	13,285	286,685	263	393,050
Currency translation	3	0	104	0	107
Reclassifications to non-current assets held for sale	0	-2,415	0	0	-2,415
Additions	12,852	2,316	40,841	3,076	59,085
Disposals	8,576	747	18,556	0	27,879
Reclassifications pursuant to IAS 40	816	-816	0	0	0
Balance at 2.28.2007	**97,912**	**11,623**	**309,074**	**3,339**	**421,948**
Carrying amount at 2.28.2007	**419,260**	**18,588**	**117,975**	**33,265**	**589,088**
Carrying amount at 2.28.2006	415,326	22,871	132,875	13,990	585,062

Extraordinary depreciation amounting to € 5,573k was undertaken during the year under report on land (€ 136k), buildings (€ 2,272k), buildings under construction (€ 3,070k), and outdoor facilities (€ 89k) in the real estate segment, as well as on other property, plant, and equipment (€ 6k). Of this sum, € 2,228k (2005/2006: € 2,766k) related to real estate let to third parties and to reserve land not yet earmarked for any specific utilization (investment property). In the previous year, extraordinary depreciation of € 5,538k was undertaken on land (€ 2,795k) and buildings (€ 2,743k) in the real estate segment.

The extraordinary depreciation relates to assets not used for operations and to DIY megastores with garden centers under construction and results from the valuation of assets whose carrying amounts are in excess of their respective net sale values. The net sale values of the assets were in most cases determined on the basis of purchase offers and of contracts already concluded.

Reference is made to Note 7 with regard to capitalized financing costs.

There were no disposals from the reporting entity in the current financial year. The disposals in the previous year related to the sale of BM Immobilien Zeta GmbH and of BM Immobilien Beta GmbH.

The real estate assets are predominantly owned by HORNBACH-Baumarkt-AG and by real estate companies established for this purpose.

Other equipment, plant and office equipment mainly relate to HORNBACH-Baumarkt-AG in the case of German consolidated companies and to HORNBACH Baumarkt GmbH, HORNBACH Baumarkt Luxemburg SARL, HORNBACH Baumarkt CS spol s.r.o., HORNBACH Bouwmarkt (Nederland) B.V., HORNBACH Baumarkt (Schweiz) AG, HORNBACH-Baumarkt SK spol s.r.o., HORNBACH Byggmarknad AB and HORNBACH Centrala SRL in the case of foreign consolidated companies.

Investment property mainly relates to retail properties at various locations in Germany. The respective rental contracts have basic rental periods of 1 to 15 years and in some cases provide for prolongation options for the lessee. The properties leased to third parties are stated at cost less scheduled straight-line depreciation. A useful life of 33 years has been assumed. The fair value of investment property amounts to approximately € 20,503k (2005/2006: € 24,676k). The fair values have been determined by independent experts in the overwhelming majority of cases. The valuations are based on the capitalized earnings power of the individual pieces of real estate on the open market at the reporting date on February 28, 2007, as well as on any purchase offers received.

Non-current assets which are available to the Group on the basis of financial leasing contracts have been reported in the balance sheet as property, plant, and equipment amounting to € 1,828k (2005/2006: € 2,343k). These relate to a rented building. Financial leasing contracts are generally concluded for a basic rental period of 10 to 20 years. At the end of the basic rental period, there is an option to extend the contract at least once for a period of 5 years. The leased assets act as security for the relevant leasing obligations.

In addition to financial leasing contracts, the HORNBACH-Baumarkt-AG Group has rental and leasing contracts for DIY store real estate which qualify as operating leasing contracts as a result of the assets leased being economically attributable to the lessor. The leasing contracts have non-terminable basic rental periods of 15 to 20 years and generally have rent prolongation or purchase options.

Rental expenses, excluding ancillary expenses, resulting from operating lease contracts were reported at € 111,635k in the 2006/2007 financial year and at € 100,937k in the 2005/2006 financial year.

The real estate in question acts as security for bank loans in the form of registered land charges amounting to € 216,738k (2005/2006: € 344,773k).

Investment subsidies amounting to € 23k were claimed at HORNBACH-Baumarkt-AG for plant and office equipment for the Vilshofen location in the 2006/2007 financial year (2005/2006: € 383k).

(14) Financial assets

Financial assets showed the following developments during the 2005/2006 and 2006/2007 financial years:

€ 000s	Investments	Investment securities	Total
Cost of acquisition			
Balance at 3.1.2005	1	164	165
Disposals	0	63	63
Balance at 2.28.2006	**1**	**101**	**102**
Balance at 3.1.2006	1	101	102
Disposals	0	101	101
Balance at 2.28.2007	**1**	**0**	**1**
Carrying amount at 2.28.2007	**1**	**0**	**1**
Carrying amount at 2.28.2006	1	101	102

Financial assets have been stated at cost of acquisition, given that their fair values cannot be reliably determined. In the previous year, financial assets amounting to € 101k were stated at fair value.

(15) Other non-current assets

Other non-current assets relate to deposits of € 1,735k (2005/2006: € 1,670k) paid as security for possible subsequent claims of the buyers to purchase price reductions. The deposits have a maximum term of 15 years. Moreover, this item also includes an advance payment of € 138k (2005/2006: € 1,300k) for a piece of land and one guarantee amounting to € 165k (2005/2006: € 165k) for time account reinsurance in the event of insolvency. Furthermore, this item also includes the net balance of the fair value of plan assets and the fair value of the pension obligation for the statutory pension obligation in Switzerland, which amounts to € 603k (2005/2006: € 0k). Further details and the development of this item have been depicted in Note 26.

(16) Deferred taxes

Deferred taxes relate to the following items:

	2.28.2007		2.28.2006	
	Assets € 000s	Liabilities € 000s	Assets € 000s	Liabilities € 000s
Intangible assets and property, plant, and equipment	1,036	38,151	1,063	38,342
Inventories	94	3,575	–	4,400
Other assets	49	228	–	109
Other provisions	4,857	223	3,184	–
Liabilities	575	4,508	1,044	4,198
Tax-free reserves	–	8,612	–	5,363
Losses carried forward	7,931	–	9,192	–
Consolidated balance sheet	**14,542**	**55,297**	**14,483**	**52,412**

(17) Inventories

	2.28.2007 € 000s	2.28.2006 € 000s
Auxiliary materials and supplies	2,134	2,343
Merchandise	448,200	502,815
Inventories (gross)	**450,334**	**505,158**
less impairments	4,320	9,077
Inventories (net)	**446,014**	**496,081**
Carrying amount of inventories valued at fair value less disposal costs still to be incurred	25,600	30,076

(18) Accounts receivable and other assets

The accounts receivable and other assets of the Group are structured as follows:

	2.28.2007 € 000s	2.28.2006 € 000s
Accounts receivable	3,676	3,238
Receivables from associated companies	706	2,323
of which from shareholders	(0)	(7)
Receivables from the valuation of derivative financial instruments	3,122	1,518
Other receivables and assets	30,682	56,056
	38,186	**63,135**

Write-downs amounting to € 622k (2005/2006: € 700k) have been undertaken on accounts receivable.

As in the previous year, there are no major restrictions on ownership or disposition rights in respect of the other receivables and assets reported in the balance sheet.

Other receivables and assets include receivables in connection with product reimbursements, receivables from credit card companies and deferred charges and prepaid expenses relating to advance payments for the maintenance of hardware and software, as well as insurance premiums paid. The previous year's figure also included receivables in connection with the sale of land.

(19) Cash and cash equivalents

	2.28.2007 € 000s	2.28.2006 € 000s
Credit balances at banks	176,717	58,104
Checks and cash on hand	16,237	14,316
	192,954	**72,420**

(20) Non-current assets held for sale

This item includes two pieces of land not used for operations which are highly likely to be sold in the coming financial year. These assets are allocated to the real estate segment. Extraordinary depreciation of € 86k (2005/2006: € 2,270k) was undertaken in the 2006/2007 financial year.

(21) Shareholders' equity

The development in the shareholders' equity of the HORNBACH-Baumarkt-AG Group is shown in the change in equity schedule for the 2006/2007 and 2005/2006 financial years (Annex 4/1).

(22) Share capital

As a result of the exercising of subscription rights in connection with the 1997 and 1999 share option plans, a total of 305,800 new non-par ordinary shares in the company were issued during the 2006/2007 financial year in the form of a conditional capital increase (2005/2006: 102,490 shares from 1999 share option plan). The issuing of these new shares led the share capital of the company to rise by € 917,400 (2005/2006: € 307,470.00) to its current level of € 46,518,360 (2005/2006: € 45,600,960). This is divided into 15,506,120 ordinary shares (2005/2006: 15,200,320).

The following provisions apply for the authorized and conditional capital:

The annual general meeting held on August 28, 2003 resolved to create new authorized capital I and authorized capital II in line with the following provisions:

The Board of Management is authorized, subject to the approval of the Supervisory Board of the company, to increase the share capital of the company by up to € 7,500,000 (nominal amount) by August 28, 2008 by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash contributions (Authorized Capital I).

The Board of Management is authorized, subject to the approval of the Supervisory Board of the company, to increase the share capital of the company by up to € 15,000,000 (nominal amount) by August 28, 2008 by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash or non-cash contributions (Authorized Capital II).

Total authorized capital therefore amounts to € 22,500,000.00. This is equivalent to 48.37 % (2005/2006: 49.34 %) of the current share capital.

The annual general meeting held on August 28, 1997 resolved a conditional increase in the share capital by up to € 565,500.00 in order to implement the 1997 share option plan (Conditional Capital I). During the 2006/2007 financial year, a total of 32,500 (2005/2006: 0) new ordinary shares in the company were issued by means of a conditional capital increase. The issue of these new shares led the share capital of the company to increase by € 97,500.00. The remaining conditional capital has expired as a result of there being no more conversion periods.

The annual general meeting held on August 26, 1999 resolved the creation of additional conditional capital up to a total nominal amount of € 4,500,000.00 by means of the issue of up to 1,500,000 ordinary shares. This capital is earmarked for the 1999 HORNBACH share option plan, details of which can be found under Note 36 (Conditional Capital II).

A total of 273,300 option rights (2005/2006: 102,490) with a nominal value of € 819,900.00 (2005/2006: € 307,470.00) were exercised during the 2006/2007 financial year. Accordingly, the level of conditional capital still available as of the reporting date on February 28, 2007 amounted to € 3,113,640.00 (2005/2006: € 3,933,540.00).

Total conditional capital therefore amounts to € 3,376,140 (2005/2006: € 4,196,040.00). This is equivalent to 7.26 % (2005/2006: 9.2 %) of the current share capital.

On the basis of a resolution passed by the Board of Management on October 6, 2006 (2005/2006: October 10, 2005), the employees of HORNBACH-Baumarkt-AG were offered employee shares. A total of 9,145 shares (2005/2006:16,935) were acquired via the stock exchange at an average price of € 40.51 (2005/2006: € 31.69) and subsequently transferred to employees at a price of € 34.10 (2005/2006: € 20.15). The difference between purchase and disposal price was recorded with a corresponding impact on earnings.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on April 20, 2002 pursuant to Section 41 (3) of the German Securities Trading Act (WpHG): HORNBACH HOLDING AG, Bornheim/Pfalz, has notified us in accordance with Section 41 (2) Sentence 1 of the German Securities Trading Act (WpHG) that it held 80.29 % of the voting rights in HORNBACH-Baumarkt-AG on April 1, 2002. These relate exclusively to its own voting rights.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on August 16, 2002 pursuant to Section 25 (1) of the German Securities Trading Act (WpHG): HORNBACH-Familien-Treuhandgesellschaft mbH, Annweiler am Trifels, has notified us in accordance with Sections 21 (1) and 22 (1) No. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt AG exceeded the 5 % threshold on August 6, 2002 and is now equivalent to 80.29 %. These relate exclusively to voting rights allocable in accordance with Section 22 (1) No. 1 of the German Securities Trading Act (WpHG).

Furthermore, HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on October 16, 2002 pursuant to Section 25 (1) of the German Securities Trading Act (WpHG): Kingfisher plc, London/UK, has notified us in accordance with Section 21 (1) of the German Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, exceeded the 5 % threshold on October 11, 2002.

With 826,924 ordinary shares, Kingfisher plc is now entitled to approximately 5.3 % (2005/2006: 5.4 %) of the voting rights in our company. These relate exclusively to its own voting rights. Prior to its acquisition of the 826,924 voting rights, Kingfisher held no voting rights whatsoever in HORNBACH-Baumarkt-AG.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on May 30, 2003 pursuant to Section 25 (1) of the German Securities Trading Act (WpHG): Platinum Asset Management Ltd., Sydney/Australia, has notified us in accordance with Section 21 (1) of the German Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, exceeded the 5 % threshold on May 27, 2003 and now amounts to around 5.51 %. These relate exclusively to its own voting rights.

(23) Retained earnings

Retained earnings involve "statutory reserves" and "other revenue reserves", as well as cumulative earnings.

Of the retained earnings of HORNBACH-Baumarkt-AG, an unchanged total of € 1,022,583.76 constitutes statutory reserves.

Retained earnings also include foreign currency conversion differences amounting to € 3,318k (2005/2006: € 4,568k).

(24) Distributable earnings and dividends

The distributable amounts involve the net earnings reported in the balance sheet of HORNBACH-Baumarkt-AG calculated in accordance with German commercial law.

The Board of Management and the Supervisory Board of HORNBACH-Baumarkt-AG will propose to the annual general meeting that, following the allocation of € 11,200,000.00 to other retained earnings, the net earnings of € 13,560,694.13 reported in the balance sheet of HORNBACH-Baumarkt-AG as of February 28, 2007 be appropriated as follows:

	€
Dividend of € 0.87 (2005/2006: € 0.87) on 15,506,120 shares	13,490,324.40
Balance to be carried forward	70,369.73
	13,560,694.13

(25) Financial debt

Total short-term and long-term debt is structured as follows:

2006/2007 financial year € 000s	**Current < 1 year**	**Maturities Non-current 1 to 5 years**	**> 5 years**	**Carrying amount 2.28.2007 Total**	**Fair value 2.28.2007 Total**
Bonds	101	0	241,696	241,797	261,101
of which convertible	(101)	(0)	(0)	(101)	
Liabilities to banks	28,983	155,072	58,655	242,710	242,981
Liabilities in connection with financial leasing contracts	149	709	1,490	2,348	3,108
Liabilities in connection with derivative financial instruments	1,277	0	0	1,277	1,277
Total	**30,510**	**155,781**	**301,841**	**488,132**	**508,467**

2005/2006 financial year € 000s	**Current < 1 year**	**Maturities Non-current 1 to 5 years**	**> 5 years**	**Carrying amount 2.28.2006 Total**	**Fair value 2.28.2006 Total**
Bonds	0	184	240,634	240,818	259,559
of which convertible	(0)	(184)	(0)	(184)	
Liabilities to banks	102,561	91,727	74,681	268,969	272,457
Liabilities in connection with financial leasing contracts	606	662	1,685	2,953	3,150
Liabilities in connection with derivative financial instruments	2,797	0	0	2,797	2,797
Total	**105,964**	**92,573**	**317,000**	**515,537**	**537,963**

HORNBACH-Baumarkt-AG placed a paper with a volume of € 250 million, a term of ten years, and an interest coupon of 6.125 % on the European capital market for corporate bonds in November 2004. The expenses arising in connection with the corporate bond, amounting to € 10,714k in total, have been distributed over the term of ten years using the effective interest method. The bond is linked to compliance with covenants customary to banks, such as the ratio of EBITDA to interest expenses. Non-compliance with the respective ratios or other obligations set out in the bond agreement may result in a premature repayment obligation. The company has so far complied with all such covenants.

The inflow of funds from the corporate bond was used to redeem the short-term financing facilities of the HORNBACH-Baumarkt-AG Group in full. The Group had no short-term financing facilities at the reporting date on February 28, 2007. The short-term financial debt (< 1 year) amounting to € 30.5 million relates to interest provisions (€ 7.9 million), the short-term portion of long-term financing facilities (€ 21.3 million), and to the valuation of derivative financial instruments (€ 1.3 million).

In the second quarter of the 2006/2007 financial year, HORNBACH-Baumarkt-AG took up an unsecured borrowers' note loan amounting to € 80.0 million, mainly for the purpose of redeeming various mortgage loans payable upon final maturity. The borrowers' note loan charges variable interest based on the 6-month EURIBOR and is to be repaid at the end of the term of five years. A forward swap with congruent terms was already concluded in the 2005/2006 financial year in order to secure the interest level. The swap enables the interest payable every half year to be secured for the entire term at a level of 3.128 % plus a bank margin.

Land charges amounting to € 216,738k have been provided as security for existing mortgage loans (2005/2006: € 344,773k).

Various bilateral credit lines at the HORNBACH-Baumarkt-AG Group were pooled into a syndicated credit line of € 200.0 million at HORNBACH-Baumarkt-AG in the 2006/2007 financial year. This has a term of 5 years and can be extended on two occasions, in each case by a further year. The covenants to be complied with, such as EBITDA to interest expenses, are basically equivalent to the obligations governing the bond issued in 2004.

The HORNBACH-Baumarkt-AG Group had credit lines amounting to € 318.8 million on February 28, 2007 (2005/2006: € 220.6 million). The unutilized credit lines amounted to € 315.6 million (2005/2006: € 216.8 million). Furthermore, HORNBACH-Baumarkt-AG has credit lines for import credits amounting to USD 15.0 million, of which USD 10.3 million (2005/2006: USD 1.6 million) had not been used at the reporting date.

In addition to existing current account liabilities at normal market conditions and the bond issued in the 2004/2005 financial year, the Group also has medium and long-term liabilities to banks. These are mostly fixed-interest loans and consist of the following items:

2006/2007 financial year	Currency	Interest Agreement in % (including swap)	Maturity	Amount 2.28.2007 € 000s
Loans	€	0.00 to 4.63	2007 to 2011	83,457
Mortgage loans	€	3.84 to 6.36	2007 to 2019	120,701
	CZK	5.08 to 7.98	2010 to 2018	30,634
				234,792

2005/2006 financial year	Currency	Interest Agreement in % (including swap)	Maturity	Amount 2.28.2006 € 000s
Loans	€	0.00 to 4.90	2006 to 2009	5,216
Mortgage loans	€	3.55 to 6.95	2006 to 2023	221,537
	CZK	5.08 to 7.98	2010 to 2018	34,954
				261,707

6 month EUR-LIBOR, the 3 month EURIBOR and the 6 month EURIBOR. The swap margins range from 0.3 to 1.5 basis points (2005/2006: 0.3 to 0.75 basis points).

Transition of future leasing payments to the liabilities from financial leasing contracts:

2006/2007 financial year € 000s	< 1 year	Maturities 1 to 5 years	> 5 years	Total
Liabilities from financial leasing contracts	149	709	1,490	**2,348**
Interest component	153	500	323	**976**
Total leasing payments to be made in future	302	1,209	1,813	**3,324**

2005/2006 financial year € 000s	< 1 year	Maturities 1 to 5 years	> 5 years	Total
Liabilities from financial leasing contracts	606	662	1,685	**2,953**
Interest component	179	545	430	**1,154**
Total leasing payments to be made in future	785	1,207	2,115	**4,107**

(26) Pensions and similar obligations

As a result of legal requirements in individual countries, the HORNBACH-Baumarkt-AG Group has obligations relating to defined benefit and defined contribution pension plans.

Pension commitments in the Netherlands have been accounted for as defined contribution plans, given that the information required to account for these plans as defined benefit plans was not available.

Apart from the contributions, the defined contribution plans do not involve any further obligations on the part of the HORNBACH-Baumarkt-AG Group. The total of all defined contribution pension expenses amounted to € 29,287k in the 2006/2007 financial year (2005/2006: € 25,876k).

In the case of defined benefit plans, a distinction is made between pension plans financed by provisions and those financed by funds. The HORNBACH-Baumarkt-AG Group only has one fund-financed pension plan which is financed via an external pension provider. This pension plan is due to legal requirements in Switzerland.

As a result of contractual and legislative amendments to the pension commitments in Switzerland at the end of the 2005/2006 financial year, these commitments were stated in accordance with the regulations governing defined benefit pension plans for the first time as of February 28, 2006.

	2.28.2007 € 000s	2.28.2006 € 000s
Present value of pension obligation	12,851	11,404
less fair value of plan assets	-13,454	-7,934
Pension commitments as reported in balance sheet	**-603**	**3,470**
of which pension provision	0	3,470
of which assets	603	0

The plan assets were structured as follows at the reporting date:

	2.28.2007 %
Bonds and obligations	62.0
Shares	4.0
Real estate	11.0
Other	23.0
	100.0

Change in pension obligation

	2006/2007 € 000s
Fair value of pension obligation at beginning of period	11,404
Exchange rate gains	-336
Current service expenses of employer	899
Interest expenses	306
Employee contributions	447
Net balance of payments contributed and paid out	463
Insurance premiums	-340
Actuarial gains recognized under equity	8
	12,851

Change in plan assets

	2006/2007 € 000s
Plan assets at beginning of period	7,934
Exchange rate losses	-234
Expected return on plan assets	258
Employer contributions	4,982
Employee contributions	447
Net balance of payments contributed and paid out	463
Insurance premiums	-340
Actuarial gains recognized under equity	-56
	13,454

The expenses are included in the following items in the income statement:

	2006/2007 € 000s
Selling and store expenses	804
General and administration expenses	95
	899

Actuarial gains and losses may arise on account of changes in the parameters underlying the calculation of the fair value of the pension obligation and the fair value of the plan assets. These changes are recognized directly under equity, together with the share of deferred taxes allocable to such changes.

The actuarial gains and losses recorded under equity have developed as follows:

	2006/2007 € 000s
Beginning of period	0
Arising during the period	-65
End of period	**-65**

The calculation has been based on the following actuarial assumptions:

	2006/2007	2005/2006
Discount interest rate	2.8 %	2.7 %
Expected return on plan assets	3.1 %	3.0 %
Future salary increases	1.5 %	1.5 %
Future pension increases	0.5 %	0.5 %

(27) Other non-current liabilities

This item chiefly relates to an accrual stated for the amounts paid by HORNBACH Immobilien AG as settlement for the damages sustained by HORNBACH-Baumarkt-AG in connection with the termination of existing rental agreements and the conclusion of new rental agreements with increased rent and the assumption of maintenance expenses. The accrual item established for this purpose is being written back to earnings over the outstanding term of the original rental agreements (18 years).

Furthermore, this item also includes other non-current personnel provisions which mainly relate to part-time early retirement and to the statutory reserve required in Austria to cover potential claims on the part of employees in the event of their leaving the company.

The provisions for part-time early retirement mainly involve the part-time early retirement agreements concluded by HORNBACH-Baumarkt-AG in the 2005/2006 and 2006/2007 financial years. The work undertaken by part-time early retirees is performed within the framework of the so-called block model. Provisions amounting to € 7,502k (2005/2006: € 2,615k) have been taken to cover the performance backlog up to the reporting date and for top-up payments. The provisions were calculated by an independent expert on the basis of the 2005 G mortality tables published by Heubeck-Richttafeln-GmbH and using a discount rate of 4.34 % p.a. (2005/2006: 3.35 % p.a.). Moreover, provisions of € 82k (2005/2006: € 129k) were taken to cover part-time early retirement obligations in Austria.

Moreover, liabilities relating to the HORNBACH phantom stock plan amounting to a total of € 580k (2005/2006: € 291k) and provisions for disadvantageous contracts amounting to € 954k (2005/2006: € 0k) have also been reported under this item.

(28) Accounts payable and other liabilities

	2.28.2007 € 000s	2.28.2006 € 000s
Accounts payable and advance payments received for orders	196,081	182,743
Liabilities to associated companies	2,938	3,117
of which: to shareholders	(2,069)	(2,093)
Other liabilities	32,978	43,137
of which: taxation	(9,983)	(14,332)
of which: social security contributions	(1,831)	(7,088)
	231,998	**228,997**

As in the previous year, all accounts payable and other liabilities have outstanding terms of less than one year.

Accounts payable are secured by reservations of title to the customary extent.

Other taxation liabilities include amounts for which the individual group companies are liable. Liabilities for social security contributions mainly include contributions yet to be remitted to the social security funds. Other liabilities mainly include amounts due for outstanding invoices and liabilities relating to salary payments to employees.

(29) Income tax receivables and provisions

The receivables and provisions relating to taxes on income involve current tax liabilities / receivables, as well as taxes relating to previous financial years. Current income tax provisions are offset against corresponding income tax refund receivables, provided that they relate to the same tax authority and are identical as far as their type and their due date are concerned. Tax provisions for current income taxes mainly relate to corporate income tax (including the solidarity surcharge) and to trade tax.

The "German act on fiscal measures accompanying the introduction of the European Company and amending further tax legislation (SEStEG)" came into force on December 12, 2006. Among other aspects, this act provides for allowing the refunds of corporate income tax credits resulting from the retention of profit in accordance with previous corporation tax law requirements no longer to be linked to the distribution of profits. This corporate income tax credit has to be calculated for the last time as of December 31, 2006 and is subsequently to be paid out in 10 equal annual amounts on September 30 of each year starting in 2008. At the final calculation date, the HORNBACH-Baumarkt-AG Group had corporate income tax refund receivables pursuant to Section 37 of the German Corporate Income Tax Act (KStG) amounting to € 11.8 million. These have been capitalized as a non-period tax receivable at their present value of € 9.3 million, resulting in non-period tax income of the same amount.

Reference is made to Note 16 with regard to the deferred taxes capitalized under a separate item.

The taxes on income reported under tax provisions in the previous year are now reported separately. The figures reported for the previous year have been adjusted accordingly.

(30) Other provisions

Development of provisions in the 2006/2007 financial year:

Type of provision € 000s	Other taxes	Personnel obligations	Other	Total	of which non-current
Opening balance 3.1.2006	203	35,824	12,747	48,774	4,997
Currency translation	-1	-5	-1	-7	
Utilized	4	28,759	6,495	35,258	691
Released	42	1,685	1,535	3,262	
Added	154	40,529	11,355	52,038	7,267
Closing balance 2.28.2007	**310**	**45,904**	**16,071**	**62,285**	**11,573**

Other taxes mainly relate to the provision for property tax.

Provisions for personnel expenses mainly relate to outstanding holiday entitlements, overtime, holiday pay, Christmas bonuses, employee bonuses, disabled persons levy, and pension contributions.

Of the non-current provisions, € 10,619k relate to personnel obligations (2005/2006: € 4,997k) and € 954k to other provisions (2005/2006: € 0k). More detailed information has been provided in this respect under Note 27.

Other provisions mainly relate to gas, water, electricity, year-end expenses, litigation expenses, insurance expenses, warranty costs, and provisions for disadvantageous contracts.

(31) Contingent liabilities

As in the previous year, there were no contingent liabilities as of February 28, 2007.

(32) Other financial obligations

2006/2007 financial year € million	< 1 year	Maturities 1 to 5 years	> 5 years	Total
Purchase obligations for capital expenditures	56.5	0.0	0.0	56.5
Obligations under rental, hiring, leasehold and leasing contracts	114.4	448.1	683.8	1,246.3
Other financial obligations	2.6	0.0	0.0	2.6
	173.5	**448.1**	**683.8**	**1,305.4**

2005/2006 financial year € million	< 1 year	Maturities 1 to 5 years	> 5 years	Total
Purchase obligations for capital expenditures	24.9	0.0	0.0	24.9
Obligations under rental, hiring, leasehold and leasing contracts	111.8	390.3	690.0	1,192.1
Other financial obligations	2.0	0.0	0.0	2.0
	138.7	390.3	690.0	1,219.0

The obligations resulting from rental, hiring, leasehold and leasing contracts relate exclusively to those rental contracts in which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the rented assets pursuant to IFRS regulations (Operating Lease). Rental agreements mainly relate to DIY stores in Germany and at foreign locations. The terms of the rental agreements range from 15 to 20 years, and there are subsequent rental prolongation options. The respective agreements include rent adjustment clauses.

(33) Future income from rental and leasing contracts

Future income from rental and leasing contracts is structured as follows:

Rental income from third parties € 000s	Current < 1 year	Maturities Non-current 1 to 5 years	> 5 years	Total
2006/2007 financial year	799	2,728	1,591	5,118
2005/2006 financial year	786	3,050	2,007	5,843

The rental income results from the letting of retail real estate. In most cases, the rental contracts have terms of between 5 and 15 years.

Expenses of € 434k (2005/2006: € 487k) were incurred in connection with the letting of properties to third parties during the year under report.

(34) Legal disputes

HORNBACH-Baumarkt-AG does not anticipate that it or any of its group companies will be involved in current or foreseeable court or arbitration proceedings which could have a material effect on the economic situation of the Group. Moreover, appropriate provisions have been taken or adequate insurance benefits are anticipated for any financial charges in connection with other legal or arbitration proceedings involving the group companies. Such charges are therefore not expected to have any significant impact on the financial position of the Group.

(35) Financial instruments

Financial instruments are financial transactions based on contracts involving a claim to payment. In line with IAS 32 "Financial Instruments: Disclosure and Presentation", these include primary financial instruments on the one hand, such as accounts receivable and payable, as well as financial receivables and financial liabilities. On the other hand, they also include derivative financial instruments, such as options, forward exchange transactions, interest rate swaps, and currency swaps.

Primary financial instruments

The volume of primary financial instruments can be seen in the balance sheet. In line with IAS 39 "Financial Instruments: Recognition and Measurement", asset-side financial instruments are stated at cost of acquisition or at fair value. Financial instruments which constitute liabilities are stated at their updated cost of acquisition. Shares in non-consolidated subsidiaries and shareholdings are also regarded as "financial assets available for sale", but they are generally valued at cost of acquisition in view of the fact that there is no active market for these companies and that their respective fair values cannot be reliably determined without disproportionate expense. Lower attributable values are stated in the event of there being indications to this effect.

Derivative financial instruments

Derivative financial instruments, such as forward exchange transactions, interest limitation agreements (caps) and interest rate swaps are used to hedge exchange rate and interest risks. Derivative financial instruments are stated at fair value. In line with our risk principles, no derivative financial instruments are held for trading purposes.

The fair values of forward exchange transactions (including the embedded forward exchange transaction) and foreign currency options are determined on the reporting date on the basis of market conditions. The fair value of interest rate swaps on the reporting date is determined by the financial institutions with which the swaps were concluded.

The following table provides an overview of the derivative financial transactions on the reporting date together with their nominal and fair values.

At the same time, the values of opposing transactions, such as foreign exchange purchases or sales, are shown on a net basis. Nominal value totals are shown in the nominal value line without the offsetting of any opposing transactions.

Derivative financial instruments

2006/2007 financial year	Interest Limitation Agreements	Forward Exchange Transactions	Interest Swaps	Total
Nominal value in € 000s	1,420	32,092	113,344	146,856
Fair value in € 000s (before deferred taxes)	0	-97	1,842	1,745

2005/2006 financial year	Interest Limitation Agreements	Forward Exchange Transactions	Interest Swaps	Total
Nominal value in € 000s	4,261	37,322	120,860	162,443
Fair value in € 000s (before deferred taxes)	0	248	-1,526	-1,278

Accounting for hedging transactions
Hedging transactions act as a safeguard against the interest and currency risks associated with an underlying transaction. The risk of variable interest payments is mainly hedged by means of swaps which convert the variable interest payment into a fixed interest payment. The currency risk involved in future transactions, such as the purchase of goods in the Far East using US dollars, is hedged by means of forward exchange transactions. Hedging transactions are mainly deployed for currency risks relating to future transactions which are expected within a period of one year. The fair value of cash flow hedging transactions is shown in the balance sheet as an asset or liability and, to the extent that the conditions governing statement as hedging transactions are met, is reported as an opposing item in retained earnings taking account of deferred taxes and only recorded as having an effect on earnings when the payment has actually materialized.

Risks of financial instruments

Currency risk
Currency risks, i.e. the potential reduction in value of a financial instrument on account of changes in foreign exchange rates, particularly apply wherever accounts receivable and accounts payable exist in a currency different from the local currency of the company, or will exist in the scheduled course of business.

The company is exposed to foreign currency risks. These risks derive from the purchase of goods in the Far East using US dollars, with the corresponding sales mainly being denominated in European currencies. The principal liabilities denominated in foreign currencies at the reporting date were as follows: USD 1,039k (2005/2006: USD 926k), SKK 473k (2005/2006: SKK 744k), CZK 21,140k (2005/2006: CZK 22,287k), CHF 0k (2005/2006: CHF 15k) and SEK 77k (2005/2006: SEK 55k).

The company deploys forward exchange transactions to manage its foreign currency risks. The risks arising from operating activities are systematically recorded and analyzed. Decisions are taken on a regular basis as to the scope of hedging deals.

The fair value of forward exchange transactions, including embedded forward exchange transactions, amounted to € -97k as of February 28, 2007 (2005/2006: € 248k). Of this amount, € 25k (2005/2006: € 313k) has been stated as other assets and € 122k (2005/2006: € 65k) as other liabilities.

Interest risk

At the end of the year, the Group was principally financed by a euro bond with a nominal total of € 250,000k and by an unsecured borrowers' note loan amounting to € 80,000k. Furthermore, the Group also has long-term fixed-interest euro loans amounting to € 124,158k (2005/2006: € 226,753k) and long-term CZK loans amounting to € 30,634k (2005/2006: € 34,954k). The interest structure of the variable interest-bearing loans denominated in euros has been modified using derivative financial instruments.

At the end of the 2006/2007 financial year, the Group had interest swaps amounting to € 113,344k (2005/2006: € 120,860k), with which a transformation from variable interest commitments to fixed interest commitments was achieved. The fair value of the interest swaps amounted to € 1,842k as of February 28, 2007 (2005/2006: € -1,526k). Of this total, € 2,997k (2005/2006: € 1,205k) has been reported under other assets and € 1,155k (2005/2006: € 2,731k) as financial debt. The terms of the interest rate swaps correspond to the terms of the loans. All interest rate swaps fulfilled the requirements of hedge accounting pursuant to IAS 39 at February 28, 2007. Changes in the fair values are recorded under equity. The fair values of the corresponding interest rate swaps had amounted to € -1,526k at February 28, 2006 (€ -1,123k after deferred tax).

The change in the fair value of two interest rate swaps not meeting the requirements of IAS 39 with regard to hedge accounting in the previous year has been recorded directly in the income statement at € 2,194k (2005/2006: € 1,426k) in the 2006/2007 financial year (€ 1,360k after deferred tax; 2005/2006: € 884k). One of the interest rate swaps reported in this way in the previous year has met the requirements for hedge accounting since the taking up of the borrowers' note loan. The other interest rate swap expired in the 2006/2007 financial year. The changes in value of the swap before meeting the requirements governing hedge accounting, amounting to € 3,176k, are recorded with a corresponding charge to earnings over the term of the borrowers' note loan.

Credit risk

Credit risk involves the risk that a contractual party is unable to comply in part or in full with the obligations entered into upon the conclusion of a financial instrument. The credit risk of the Group is strictly limited to the extent that financial assets and derivative financial instruments are concluded as far as possible with contractual parties of first-class credit standing. Moreover, transactions with individual contractual partners are subject to a maximum limit. The maximum credit risk is equivalent to the carrying amounts of the financial assets.

(36) Share option plans

1997 share option plan

As part of a share option plan for its employees, HORNBACH-Baumarkt-AG issued convertible bonds (then denominated in DM) in the 1997/1998 financial year with the following conditions:

Term: 10 years (July 1, 1997 to June 30, 2007)
Interest: 5.6 % p. a.

The convertible bonds entitle their holders to acquire shares in HORNBACH-Baumarkt-AG at a ratio of 1:1 (DM 2,500.00 convertible bonds in 500 shares with a face value of DM 5.00) by making a payment of DM 52.40 (€ 26.79) per share. The conversion price therefore amounts to DM 57.40 (€ 29.35).

Exercise hurdle:	The cash price of the share must be at least 20% higher than the conversion price (base price) on the day before the conversion is executed, i.e. DM 68.88 (€ 35.22).
Disposition restriction:	The convertible bond and the resultant right are restricted to the person entitled to make the subscription and therefore may not be transferred, encumbered or pledged.
Conversion date:	Two fixed exercise periods of 3 weeks each are envisaged for each calendar year. These periods commence on the third banking day after the annual general meeting and on the third banking day after the publication of the nine-month report (mid-December each year).

The beneficiaries of the share option plan were permitted to subscribe for nominal amounts of DM 2,500, DM 5,000 or DM 7,500 of the convertible bond.

The following conditions of conversion also apply:

Latest exercise date:	14 days before the end of the term
Holding period of the shares:	None
Lapse of the conversion right:	Upon termination of the employment contract, three years after retirement, three years after the death of the beneficiary. The convertible bonds are due for repayment when the conversion right lapses.

Bonds amounting to € 83k (2005/2006: € 0k) were converted into 32,500 shares (2005/2006: 0) in the 2006/2007 financial year. In the previous year an amount of € 4k was repaid to employees who had left the company.

No more exercise windows are scheduled prior to the repayment of the bond on June 30, 2007, which means that no more subscription rights may be exercised (2005/2006: 72,000).

1999 share option plan

The annual general meeting of HORNBACH-Baumarkt-AG held on August 26, 1999 established a share option plan with the following principal features:

Subscription beneficiaries

A maximum of 1,500,000 subscription rights may be issued during the four-year term of the share option plan. Within this total, the following maximum allocations apply to the following groups:

		Number
Group 1:	Members of the Board of Management of HORNBACH-Baumarkt-AG	128,000
Group 2:	Members of management tiers below the Board of Management	1,100,000
Group 3:	Managing directors of domestic and foreign subsidiaries	52,000
Group 4:	Members of management tiers below the managing directors at domestic and foreign subsidiaries	220,000
		1,500,000

Tranches and acquisition periods

Four annual tranches are issued during the respective term. These are issued within two months of the announcement of the company's earnings for the third quarter of the financial year. The issue date for the tranches is thus the date of the corresponding resolution on the issue by the Board of Management and Supervisory Board.

Qualifying period and exercise period

The qualifying period amounts to two years following the issue of each tranche. After two years, a maximum of 20 % and an additional maximum of 20 % each year thereafter up to the end of the sixth year may be exercised. The exercise period ends seven years after the issue of the final tranche.

Subscription price

The subscription price is based on the average closing price of the share in floor trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right.

Exercise hurdle and exercise window

For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG exceeds the subscription price, which ranges from € 22.25 to € 29.86 depending on the tranche in question, by at least 30 % in floor trading.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those set out in the German Securities Trading Act (WpHG).

Non-transferability and employment relationship

The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued during the 2006/2007 financial year on account of the acquisition period having expired.

The total number of subscription rights issued, including those converted during the 2006/2007 financial year and the subscriptions of employees who have left the company or which have changed hands, was as follows:

2006/2007	2.28.2006 Number	Exercised Number	Lapsed Number	2.28.2007 Number
To members of Group 1:	71,100	-31,500	0	39,600
To members of Group 2:	645,680	-188,290	-22,440	434,950
To members of Group 3:	30,400	-12,800	-2,400	15,200
To members of Group 4:	115,680	-40,710	-4,720	70,250
	862,860	**-273,300**	**-29,560**	**560,000**

2005/2006	2.28.2005 Number	Exercised Number	Lapsed Number	2.28.2006 Number
To members of Group 1:	78,300	-7,200	0	71,100
To members of Group 2:	739,530	-70,290	-23,560	645,680
To members of Group 3:	37,200	-4,800	-2,000	30,400
To members of Group 4:	137,000	-20,200	-1,120	115,680
	992,030	**-102,490**	**-26,680**	**862,860**

The share options were converted at a weighted average price of € 25.40 during the year under report (2005/2006: € 24.69).

The fourth tranche of the 1999 share option plan has been valued and accounted for in accordance with IFRS 2 "Share-based Payment". The arithmetical value per share option for the fourth tranche of options issued during the 2002/2003 financial year amounts to € 3.89 per share option. This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. The exercise price of the share options amounts to € 22.25. Expenses of € 117k were accounted for in connection with the valuation of the share option plan in the 2006/2007 financial year (2005/2006: € 243k) and correspondingly recorded under shareholders' equity.

The total number of rights in this tranche showed the following developments in the 2006/2007 financial year:

2006/2007	2.28.2006 Number	Exercised Number	Lapsed Number	2.28.2007 Number
To members of Group 1:	21,600	-5,400	0	16,200
To members of Group 2:	221,150	-37,035	-7,000	177,115
To members of Group 3:	10,400	-2,400	-1,200	6,800
	253,150	**-44,835**	**-8,200**	**200,115**

2005/2006	2.28.2005 Number	Exercised Number	Lapsed Number	2.28.2006 Number
To members of Group 1:	22,500	-900	0	21,600
To members of Group 2:	252,000	-23,610	-7,240	221,150
To members of Group 3:	12,000	-1,600	0	10,400
	286,500	**-26,110**	**-7,240**	**253,150**

2003 phantom stock plan

On the basis of a resolution dated July 7, 2003, the Board of Management of HORNBACH-Baumarkt-AG adopted a phantom stock plan to avoid any disadvantaging of members of management tiers below the managing directors at domestic and foreign subsidiaries (Group 4 of the 1999 share option plan). The introduction of the 2003 phantom stock plan is intended to provide such employees with the opportunity of also participating in the final tranche of the 1999 share option plan in a comparable manner in terms of the economic outcome.

The value of the option rights is directly dependent on the performance of the share of HORNBACH-Baumarkt-AG, but is exclusively based on the payment of a cash amount. The direct acquisition of shares, as provided for in the 1999 share option plan, is not possible (cash-settled share-based payment).

Subscription beneficiaries and issue date

A total of 108,400 option rights were issued in a single tranche on July 7, 2003 for members of management tiers below the managing directors at domestic and foreign subsidiaries.

Qualifying period and exercise period

The option rights may be exercised for the first time following the conclusion of a qualifying period beginning on the issue date and expiring on February 3, 2005. Following the conclusion of the qualifying period, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends on February 3, 2010.

Subscription price

The subscription price is based on the average closing price of the share in floor trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right and amounts to € 22.25.

Exercise hurdle and exercise window

For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG exceeds the subscription price by at least 30 % in floor trading.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those set out in the German Securities Trading Act (WpHG).

Non-transferability and employment relationship

The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued during the 2006/2007 financial year on account of the acquisition period having expired.

The options showed the following developments:

	2006/2007 Number	2005/2006 Number
Total at beginning of financial year	81,100	96,000
Options lapsed	-4,480	-4,840
Options exercised	-13,044	-10,060
Total at reporting date	**63,576**	**81,100**

At the reporting date on February 28, 2007, the option was valued at an amount of € 17.47 (2005/2006: € 9.89). This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. Expenses of € 289k have been recorded in connection with the valuation of the share option plan in the 2006/2007 financial year (2005/2006: € 94k).

The average share price of HORNBACH-Baumarkt-AG amounted to € 41.01 in the 2006/2007 financial year.

(37) Relationships with closely related companies and persons

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG has direct or indirect relationships with associated companies in the course of its customary business activities. These include the parent company HORNBACH HOLDING AG and its direct and indirect subsidiaries.

The associated companies are as follows:

HORNBACH-Familien-Treuhandgesellschaft mbH

Parent company

HORNBACH HOLDING AG

Associate companies

HORNBACH Immobilien AG

HORNBACH Baustoff Union GmbH

Subsidiaries and sub-subsidiaries of associate companies

Union Bauzentrum Hornbach (Bornheim) GmbH
Ruhland-Kallenborn & Co. GmbH
Ruhland-Kallenborn Grundstücksverwaltungs-gesellschaft mbH
Robert Röhlinger GmbH
Etablissements Camille Holtz et Cie S.A., Phalsbourg/France
HIAG Immobilien Beta GmbH
HIAG Immobilien Gamma GmbH
HIAG Immobilien Delta GmbH
HIAG Immobilien Jota GmbH
HIAG Fastigheter i Göteborg AB
HIAG Fastigheter i Helsingborg AB
HIAG Fastigheter i Stockholm AB
HIAG Fastigheter i Göteborg Syd AB
HIAG Eiendom i Lier AS (wound up in the 2006/2007 financial year)
HY Immobilien Ypsilon GmbH
HN Immobilien Ny GmbH
HX Immobilien Xi GmbH
HO Immobilien Omega GmbH
HR Immobilien Rho GmbH
HC Immobilien Chi GmbH
HM Immobilien My GmbH
HORNBACH Real Estate Nederland B.V.
HORNBACH Immobilien HK s.r.o.
HORNBACH Immobilien SK-BW s.r.o.
HORNBACH Imobiliare SRL
Reiterer Immobiliengesellschaft mbH
SULFAT GmbH & Co. Objekt Bamberg KG
SULFAT GmbH & Co. Objekt Düren KG
SULFAT GmbH & Co. Objekt Saarbrücken KG

The following principal transactions were executed with the associated companies:

	2006/2007 € 000s	2005/2006 € 000s
Rent and ancillary costs for rented DIY stores with garden centers	44,618	42,705
Interest charge for group financing	292	376
Allocations paid for administration expenses	3,219	2,336
Allocations received for administration expenses	1,606	1,770
Deliveries and services to HORNBACH HOLDING AG and its subsidiaries	332	514

At February 28, 2007 there were receivables amounting to € 706k (2005/2006: € 2,323k) and payables amounting to € 2,938k (2005/2006: € 3,117k) due to HORNBACH HOLDING AG and its subsidiaries. All transactions are undertaken at normal market prices and with customary delivery conditions.

During the 2005/2006 financial year, HL Immobilien Lambda GmbH acquired a piece of land at a market value of € 903k from HN Immobilien Ny GmbH.

HORNBACH HOLDING AG has provided guarantee declarations for liabilities of HORNBACH-Baumarkt-AG amounting to € 59.0 million (2005/2006: € 53.0 million). Guarantee fees of € 292k (2005/2006: € 271k) were recorded as expenses in this respect during the year under report.

Otmar Hornbach, a former longstanding member of the Supervisory Board and Board of Management, is continuing to put his extensive experience at the disposal of the company within the framework of a consulting agreement. These advisory services are remunerated by means of symbolic amount of one euro each month. The advisory agreement in place in the previous year with Albert Wilhelm Hornbach, a former longstanding member of the Supervisory Board and Board of Management, was annulled with effect from May 31, 2006.

Since March 1, 2006, Albrecht Hornbach, a member of the Supervisory Board, has advised HORNBACH-Baumarkt-AG in the field of information technology and "Technical Procurement". The services performed in connection with this advisory agreement are remunerated with an amount of one euro per month.

(38) Events after the reporting date

The Supervisory Board will pass resolution on the approval of the consolidated financial statements on May 22, 2007.

(39) Supervisory Board and Board of Management

The following persons were **members of the Board of Management** in the 2006/2007 financial year:

Steffen Hornbach, Graduate in Engineering	Chairman
Susanne Jäger, Businesswoman	since December 1, 2006
Dr. Bernd Lübcke, Graduate in Mathematics	until March 31, 2006
Roland Pelka, Graduate in Business Administration	
Jürgen Schröcker, Graduate in Business Administration	
Manfred Valder, Businessman	

The total compensation paid to the Board of Management of HORNBACH-Baumarkt-AG for performing their duties for the Group amounted to € 2,525k (2005/2006: € 2,151k) in the 2006/2007 financial year. Of the aforementioned amount, € 875k (2005/2006: € 1,103k) related to fixed compensation and € 1,650k (2005/2006: € 1,048k) to performance-related components. The members of the Board of Management owned a total of 21,790 shares (2005/2006: 19,940) in HORNBACH-Baumarkt-AG at the reporting date on February 28, 2007. Remuneration of € 0k was granted to former members of the Board of Management in the 2006/2007 financial year (2005/2006: € 1,189k) in connection with the termination of their activities at the company.

The following persons were **members of the Supervisory Board** in the 2006/2007 financial year:

As representatives of the shareholders:

Gerhard Wolf — Chairman
Graduate in Business Administration, Worms

Dr. Wolfgang Rupf — Deputy Chairman
Director
AKV Altkönig Verwaltungs GmbH
Königstein

Albert Wilhelm Hornbach — until July 13, 2006
Businessman, Bornheim

Albrecht Hornbach
Chairman of the Board of Management
HORNBACH HOLDING AG
Neustadt an der Weinstrasse

Martin Hornbach — since July 13, 2006
Management Consultant
Corivus Management Consulting GmbH
Neustadt an der Weinstrasse

Paul Worthington
Businessman, Ascot

Prof. Dr.-Ing. Jens P. Wulfsberg
Professor of Production Technology
Universität der Bundeswehr, Hamburg

As representatives of the employees:

Rudolf Helfer Senior Specialist for Occupational Safety Neustadt an der Weinstrasse	First Deputy Chairman for salaried employees
Kerstin Heidtke Sales Assistant Saarbrücken Store	for salaried employees
Christian Lilie District Manager Germany South Region	for managerial employees
Johannes Otto Assistant Store Manager Schwetzingen Store	for the trade unions
Ralf Puley Assistant Store Manager Wuppertal Store	for salaried employees
Dirk Reimers Trade Union Secretary ver.di, Mainz	for the trade unions

The compensation of the Supervisory Board amounted to € 188k during the 2006/2007 financial year. Of this sum, € 84k related to basic compensation, € 69k to performance-related compensation, and € 35k to committee activities. The members of the Supervisory Board owned a total of 19,030 shares in HORNBACH-Baumarkt-AG at the reporting date (2005/2006: 32,265).

The term in office of all members of the Supervisory Board expires upon the conclusion of the annual general meeting releasing them from responsibility for the 2008/2009 financial year.

Mandates in supervisory boards and other control bodies

(Disclosures pursuant to Section 285 Number 10 of the German Commercial Code HGB)

Members of the Supervisory Board of HORNBACH-Baumarkt-AG

a) Membership of statutory supervisory boards
b) Membership of comparable control bodies

Gerhard Wolf

a) HORNBACH HOLDING AG (Chairman)
Kali und Salz GmbH (Chairman)
K+S Aktiengesellschaft (Chairman)

Dr. Wolfgang Rupf

a) HORNBACH HOLDING AG (Deputy Chairman)
GC Corporate Finance AG (Member)

Albrecht Hornbach

a) WASGAU Produktions & Handels AG (Member)

Martin Hornbach

a) Unilog Integrata Training AG (Member)

Dirk Reimers

b) Metro C+C GmbH (Member)

Members of the Board of Management of HORNBACH-Baumarkt-AG

a) Membership of statutory supervisory boards
b) Membership of comparable control bodies

Roland Pelka

a) WASGAU Produktions & Handels AG (Member)

Jürgen Schröcker

a) HORNBACH Immobilien AG (Deputy Chairman)
b) Poco Holding GmbH (Member) until 12.31.2006

Manfred Valder

a) HORNBACH Immobilien AG (Member)

Bornheim, May 3, 2007

HORNBACH-Baumarkt-Aktiengesellschaft
The Board of Management

Steffen Hornbach Susanne Jäger Roland Pelka

Jürgen Schröcker Manfred Valder

Auditor's Report

We have audited the consolidated financial statements prepared by Hornbach-Baumarkt-AG, Bornheim bei Landau/Pfalz, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the Group Management Report for the business year from March 1, 2006 to February 28, 2007. The preparation of the consolidated financial statements and the Group Management Report in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a section 1 HGB are the responsibility of the parent company's Management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group Management Report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB (Handelsgesetzbuch "German Commercial Code") and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group Management Report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group Management Report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements and Group Management Report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a section 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group Management Report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, May 3, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Laubach
German Public Auditor

Peters
German Public Auditor



Es gibt immer was zu tun.

END

HORNBACH-Baumarkt-Aktiengesellschaft

76878 Bornheim bei Landau/Pfalz
Germany

Telephone (+49) 63 48 60 00
Telefax (+49) 63 48 60 40 00
Internet http://www.hornbach.com
E-mail info@hornbach.com

Investor Relations
Telephone (+49) 63 48 60 23 20
E-mail invest@hornbach.com
Internet http://www.hornbach-group.com

Realisation: www.colours.de